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Exhibit 99.2

These materials are important and require your immediate attention. They require Biovail Corporation Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Biovail Corporation shares, please contact Georgeson Shareholder Communications Canada Inc. within North America toll free at 1-866-676-3028. Additional numbers, outside of North America, are provided on the back cover.

BIOVAIL CORPORATION INFORMATION FOR SHAREHOLDERS

Notice of Annual Meeting of Shareholders & Management Proxy Circular
JUNE 25, 2008
YOUR VOTE IS EXTREMELY IMPORTANT PLEASE SUBMIT YOUR BLUE PROXY TODAY

The Board of Directors of Biovail
unanimously recommends that you vote
☒    FOR
All
Biovail's proposed resolutions
 Vote only the BLUE proxy

May 9, 2008

Please direct all inquiries to:

If you have any questions about the information contained in this document or require assistance in completing your BLUE proxy form, please contact our proxy solicitation agent at:

GEORGESON

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-676-3028

Banks and Broker and collect calls accepted: 1-212-440-9800

*TOLL FREE — European: 00 800 6611 6611
European Collect: +44 117 378 6025

*Austria; Belgium; Denmark; Finland; France; Germany; Ireland; Italy; Netherlands; Norway; Spain; Sweden;
Switzerland; and United Kingdom.

There are a number of important matters that each Shareholder should carefully consider in connection with the Meeting:

  •
  The Board recommends that you VOTE your BLUE proxy FOR ALL Biovail's proposed resolutions. The reasons for this recommendation are discussed in the accompanying management proxy circular.

  •
  Your vote is extremely important regardless of how many Common Shares you own. Please take the time to cast your vote today.

  •
  Time is short and voting is a very quick and easy process.  To be effective your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto Time) June 23, 2008. Due to the limited time available, we recommend you consider voting by internet, telephone or facsimile.

YOU MAY ALSO RECEIVE FORMS OF PROXIES AND OTHER
MATERIALS FROM ANOTHER PARTY OTHER THAN
MANAGEMENT. PLEASE DISCARD SUCH PROXIES
AND USE ONLY THE ACCOMPANYING BLUE PROXY.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Biovail Corporation (the "Company" or "Biovail") will be held:

Date:	Wednesday, the 25th day of June, 2008
Time:	10:00 a.m. (Toronto time)
Place:	Grand Bank Hall (located on the second floor) 1 King Street West Toronto, Ontario, Canada

Business of the Meeting:

  •
  to receive the audited comparative consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2007 and the auditors' report thereon, a copy of which is enclosed herewith;

  •
  to elect directors for the ensuing year;

  •
  to re-appoint Ernst & Young LLP as auditors for the ensuing year and authorize the Board of Directors to fix the auditors' remuneration; and

  •
  to transact such other business as may properly be brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice of Meeting.

Mr. Melnyk, Biovail's former Chairman of the Board and Chief Executive Officer, has announced an intention to propose an alternate slate of nominees for election to the Board of Directors, but to date no details regarding his proposed slate have been provided. If he does so, we will comment at such time. We request that you ignore and do not return any proxy you receive from Mr. Melnyk.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are urged to vote using any one of the methods outlined on the enclosed BLUE proxy, including mail, facsimile, telephone or Internet. Non-registered shareholders who receive these materials through their broker or other intermediary should follow the instructions provided by their broker or intermediary. To be effective, your BLUE proxy must be received by CIBC Mellon Trust Company not later than 10:00 a.m. (Toronto time) on June 23, 2008, or in the case of any adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the adjournment. The time limit for deposit of proxies may be waived by our Board of Directors at its discretion. Completing and sending the BLUE proxy will cancel any other proxy you may have previously submitted in connection with the Meeting, as it is the later dated proxy that will be counted.

Shareholders of record at the close of business on April 28, 2008 will be entitled to vote at the Meeting.

DATED at Mississauga, Ontario this 9th day of May, 2008.

By Order of the Board of Directors

Wendy A. Kelley
Senior Vice-President, General Counsel and
Corporate Secretary

For questions or assistance, call Georgeson toll free at 1-866-676-3028 (see back page for additional numbers).
YOUR VOTE IS EXTREMELY IMPORTANT. SUBMIT YOUR BLUE PROXY TODAY.

                            TABLE OF CONTENTS

SECTION 1
QUESTIONS ABOUT THE COMPANY	2
SECTION 2
QUESTIONS ABOUT VOTING	5
What decisions will the shareholders be making at this meeting?	5
Who is entitled to vote?	5
How do I vote if I am a REGISTERED shareholder?	5
Appointing a Proxyholder	5
Who is soliciting my proxy?	6
How will my shares be voted if I give my proxy?	6
If I change my mind, can I take back my proxy once I have given it?	6
What if amendments are made to these matters or if other matters are brought before the Meeting?	6
How do I vote if I am a NON-REGISTERED shareholder?	6
How can I contact the independent directors and the Chairman of the Board?	7
Who should I contact if I have questions concerning the Circular or the BLUE form of proxy?	7
How can I contact the transfer agent?	7
SECTION 3
BACKGROUND TO THE MEETING	8
Strong Leadership Team	8
Experienced and Independent Board	8
New Strategic Focus	8
Proposed Proxy Solicitation by Eugene Melnyk	9
Mr. Melnyk's Changing Role at Biovail	9
Threatened Proxy Contest Chronology	10
SECTION 4
BUSINESS OF THE MEETING	12
ELECTION OF THE BOARD OF DIRECTORS	12
REASONS FOR VOTING IN FAVOUR OF MANAGEMENT'S NOMINEES FOR BOARD OF DIRECTORS	12
(1) New Strategic Focus Designed to Enhance Value for All Shareholders	12
Compelling Reasons for a New Strategic Focus	13
Three Key Elements to Enhance Shareholder Value	13
Financial Impact Benefiting All Shareholders	14
Implementation Strategies for Successful Achievement of Objectives	15
(2) Experienced and Independent Board	15
(3) The Board is Leading Positive Change	16
INFORMATION REGARDING OUR NOMINEES TO THE BOARD	18
RE-APPOINTMENT OF INDEPENDENT AUDITORS	24
INFORMATION ABOUT BIOVAIL'S AUDITORS	24
Re-Appointment of Independent Auditors	24
Auditors' Fees and Services	24
Audit Committee's Pre-Approval Policies and Procedures	24
Fees Paid to Ernst & Young LLP	24
Audit-Related Services	24
PRINCIPAL HOLDERS OF VOTING SHARES	25
OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation	25
SECTION 5
DISCLOSURE OF COMPENSATION AND RELATED INFORMATION	27
SECTION 6
CORPORATE GOVERNANCE	69
SECTION 7
ADDITIONAL MATTERS	70
Other Matters	70
Request for Documents	70
CERTIFICATE	71
APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	72
Board of Directors	72
Independence	72
Lead Director	72
Meetings of Independent Directors	73
Meetings of the Board of Directors	73
Membership on Other Boards	74
Charter of the Board of Directors	74
Position Descriptions	75
Orientation and Continuing Education	75
Ethical Business Conduct	75
Standards of Business Conduct	75
Code of Professional Conduct	76
Whistleblower Policy	76
Conflicts of Interest	76
Audit Committee	76
Compensation, Nominating and Corporate Governance Committee	77
Nomination of Directors	78
Compensation	78
Other Board Committees	78
Assessments	79
APPENDIX B
CHARTER OF THE BOARD OF DIRECTORS	80

YOUR VOTE IS EXTREMELY IMPORTANT

Registered Shareholders

You have a certificate for your Common Shares. You will have received the BLUE proxy from our transfer agent, CIBC Mellon Trust Company. You are urged to vote FOR ALL our proposed resolutions using any one of the methods outlined on the BLUE form of proxy. To vote in person at the Meeting, please see "How do I vote if I am a REGISTERED shareholder?" on page 5 of this Circular.

Non-Registered Shareholders

Your Common Shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form using any one of the methods outlined on the BLUE proxy to vote FOR ALL our proposed resolutions. To vote in person at the Meeting, please see "How do I vote if I am a NON-REGISTERED shareholder" on page 6 of this Circular.

Interpretation

References to the "Circular" are to this management proxy circular. Except where the context otherwise requires or unless otherwise specifically indicated, all references in this Circular to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Circular, references to "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Circular is as of December 31, 2007.

Shareholder Proposals

A shareholder who is entitled to vote at the annual meeting of shareholders in respect of the fiscal year ended December 31, 2008 (to be held in 2009) who intends to raise a proposal must submit such proposal to the Company no later than February 8, 2009.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this Circular contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, statements concerning our New Strategic Focus (as defined below), including our ability to implement and effectively execute plans associated with our New Strategic Focus, the ability of management's slate of directors to lead our Company and serve the interests of shareholders, our ability to resolve legal and regulatory matters, reimbursement under our Director and Officer liability insurance and the anticipated amount of premiums to be paid in respect of Director and Officer liability insurance. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although we have indicated above certain of these statements set out herein, all of the statements in this Circular that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and reimbursement in the therapeutic areas of focus we select; the competitive landscape in the markets in which we compete; timelines associated with the development of, and receipt of regulatory approval for, our products; the election of management's slate of directors at the Meeting (as defined below); the efficiency of our infrastructure and cost rationalization; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals; acceptance and demand for new pharmaceutical products; the impact of competitive products and pricing; the results of continuing safety and efficacy studies by industry and government agencies; uncertainties associated with the development, acquisition and launch of new products; contractual disagreements with third parties; availability of capital and satisfaction of applicable laws for dividend payments; market liquidity for our Common Shares (as defined below) and our satisfaction of applicable laws for the acquisition of our Common Shares; availability of raw materials and finished products; the regulatory environment; the results of the upcoming U.S. presidential election; unanticipated interruptions in our manufacturing operations or transportation services; the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto; payment by insurers of insurance claims; currency fluctuations; consolidated tax rate assumptions; fluctuations in operating results; the anticipated proxy contest in connection with the election of the Board of Directors at the Meeting; and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators; as well our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Circular, as well as under the heading "Risk Factors" contained in Item 3(D) of our most recent Annual Report on Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

SECTION 1 QUESTIONS ABOUT THE COMPANY

Q1
Why should I vote for Biovail's nominees to the Board of Directors?

A1
There are three reasons why you should complete the BLUE proxy in favour of our nominees to the Board. First, the Board has recently adopted a New Strategic Focus designed to enhance value for all shareholders. Second, the slate of nominees is an experienced and independent group, and features five new nominees with diverse expertise that will complement the five continuing directors. Third, the Board has taken decisive action to lead positive change, including the appointment of a new Chief Executive Officer and a commitment to resolve legacy litigation and regulatory proceedings that have plagued the Company.

Q2
What is the status of the strategic review initiated by the Board of Directors?

A2
The Board's New Strategic Focus was announced on May 8, 2008. Its key recommendations have been designed to achieve sustainable growth. The specific, well defined objectives and strategies that comprise the New Strategic Focus are described in this Circular (see "Section 4 — Business of the Meeting — Three Key Elements to Enhance Shareholder Value" on page 13 and "Section 4 — Business of the Meeting — Implementation Strategies for Successful Achievement of Objectives" on page 15). The key elements of the New Strategic Focus are: (i) adopting a sustainable growth business model focusing on specialty Central Nervous System ("CNS") disorders, (ii) rationalizing manufacturing and pharmaceutical science operations and reducing general and administrative expenses, principally legal fees, and (iii) distributing capital to shareholders through ongoing dividend payments and stock repurchase programs.

Q3
Why is a new strategic focus needed?

A3
The business environment for Biovail is changing with increased genericization of branded drugs, challenging drug reimbursement practices and fewer approvals being granted for new drugs. In addition, the political landscape in the United States, the Company's key market, is expected to undergo significant change. To pursue growth and enhance shareholder value in this environment, Biovail needs to leverage its existing and expanded technologies and capabilities, including drug delivery, scale-up and manufacturing, and focus on the development of a "franchise" in the area of speciality CNS disorders (such as epilepsy or Parkinson's disease), where there is significant unmet medical need.

  In addition, this is the first review of Biovail's core strategies independent of Mr. Melnyk's direction and influence.

Q4
What progress has Biovail made since Eugene Melnyk left the Company's Board in 2007 and resigned from management of its subsidiary in February of 2008?

A4
During the last six months, the Board has overseen the successful resolution of the legal issues relating to the Company's pre-2004 operations, including the settlement of two securities class action lawsuits and an SEC regulatory investigation. The Board and management are actively working towards the resolution of the remaining legal matters. In resolving these matters, the Company can now focus on its core pharmaceuticals business instead of costly, distracting litigation. With significant progress having been made on the resolution of these issues, the Company is in a better position to implement meaningful operational change across the organization to help improve the Company's competitive position and prospects. Most importantly, the Board has considered and taken decisive steps to move away from an aging, unsustainable business model to a New Strategic Focus designed to deliver sustainable growth in a dynamic and competitive market to enhance shareholder value.

Q5
How much has been spent on certain legal costs and how can they be reduced?

A5
Biovail estimates it has spent over $230 million ($150 million net of insurance recoveries) responding to, or settling, litigation and regulatory proceedings that relate to the May 2001 to 2004 period when Mr. Melnyk was Chief Executive Officer of Biovail. This does not include legal fees for normal course business matters. The Board believes these expenses can be reduced over time by diligently working to resolve these matters as expeditiously as possible.

Q6
Why was William Wells named Chief Executive Officer and Douglas Squires, the former Chief Executive Officer, named Chairman?

A6
On May 1, 2008, the Board appointed Mr. Wells as Chief Executive Officer, following recommendations from each of the Independent Committee and the Compensation, Nominating and Corporate Governance Committee (from which Mr. Wells recused himself). These committees and the Board determined that Mr. Wells was uniquely suited to become Chief Executive Officer given (i) his knowledge of the Company and the pharmaceutical industry based on his service on the Board since 2005, (ii) his extensive financial and leadership experience with large, global companies, (iii) his experience in strategic management, business development and corporate restructuring, and (iv) his willingness to relocate to Barbados and assume the additional role of President of our principal operating subsidiary. Historically, our key decision maker has been based in Barbados where the Company owns a significant portion of its assets and earns a significant portion of its income (which is subject to a low tax rate). This structure results in significant benefits to the Company and its shareholders. The Company believes that its historical practice should continue without material interruption and, accordingly, Mr. Wells as our new key decision maker will be based in Barbados. The Board appointed Dr. Squires as Chairman of the Board to maintain the benefit of his extensive pharmaceutical experience and to effect the separation of the Chairman and Chief Executive Officer roles.

Q7
What are Mr. Wells' priorities as Chief Executive Officer?

A7
His immediate focus is on enhancing value for shareholders. To achieve this, the short-term priorities are to resolve the Company's legal and regulatory issues and to align the Company's global cost base with its revenues. The longer-term priorities are to focus the product pipeline on high value specialty CNS markets where unmet medical need is high, establish organizational depth in and knowledge of these markets and establish an internal commercialization capability as outlined in the Board's New Strategic Focus (see "Section 4 — Business of the Meeting — Three Key Elements to Enhance Shareholder Value" on page 13 and "Section 4 — Business of the Meeting — Implementation Strategies for Successful Achievement of Objectives" on page 15).

Q8
Why are the nominees to the Board significantly different than the Board that was elected last year? Who are these new nominees?

A8
For various reasons, a number of directors have resigned from the Board in the past year. A recent extensive search for new director nominees identified five independent new candidates whose experience and qualifications complement those of the incumbent directors. These five new nominees collectively bring to the Board expertise and experience in the pharmaceutical and healthcare industries and financial and corporate governance matters. Collectively, the nominees provide us with an experienced and independent Board of Directors with a strong commitment to enhancing value for all shareholders. Brief biographies of the nominees can be found on pages 18 through 23 of this Circular.

Q9
What does this Board intend to do to enhance the value of my investment in Biovail?

A9
The nominees to the Board are fully committed to enhancing value for shareholders. They intend to continue our efforts to:

•
Support and oversee the management team, led by new Chief Executive Officer William Wells, in implementing the New Strategic Focus;

•
Minimize the Company's exposure to litigation costs and risks;

•
Return capital to shareholders, through continuation of our existing dividend policy and through a recently announced issuer bid to buyback up to 14,000,000 Common Shares; and

•
Ensure appropriate communication with the capital markets to outline the steps that have already been taken and the strategic direction and strengths of the Company.

Q10
What is the Board's view of the sustainability of Biovail's dividend?

A10
Biovail is financially strong, with significant cash on hand and no debt. As at March 31, 2008, cash or cash equivalents on the balance sheet exceeded $510 million. We are expecting to generate significant cash flow from operations (after R&D expenses) in the future. The Board is committed to distributing excess capital to shareholders and has reconfirmed its commitment to the dividend policy (which currently anticipates dividend payments to shareholders of $1.50 per annum subject to future business circumstances and at the discretion of the Board).

Q11
Does Biovail intend to make any significant acquisitions in the near term?

A11
Strategic acquisitions have been, and continue to be, an element of Biovail's development. We believe an acquisition should meet very specific criteria, including:

•
A good fit, consistent with our broader strategy;

•
Accretive within a reasonable period; and

•
Not dilute the balance sheet unacceptably.

Q12
Former Chairman and Chief Executive Officer Eugene Melnyk has stated his intention to nominate a different slate of Directors to the Board. What is the status of that process?

A12
As of the printing of this Circular, Mr. Melnyk has not named any proposed directors or provided any further information about his strategy or action plan for Biovail.

  If Mr. Melnyk does prepare and mail a dissident proxy circular, we will comment at that time. We request that you ignore and do not return any proxy you receive from Mr. Melnyk.

Q13
Where can I get more information about how to vote my proxy?

A13
Please contact Georgeson, the firm engaged by Biovail to solicit BLUE proxies for the Annual Meeting, toll free at 1-866-676-3028 if you are in North America and 00 800 6611 6611 if you are in Europe.

SECTION 2 QUESTIONS ABOUT VOTING

What decisions will the shareholders be making at this meeting?

You will be asked to vote on two resolutions:

  •
  the election of the slate of directors whose names are set out in this Circular; and

  •
  the re-appointment of Ernst & Young LLP as our auditors and authorization of the Board of Directors to fix the auditors' remuneration.

The Board of Directors recommends that you vote FOR all of the resolutions on the BLUE proxy.

In addition, you may be asked to vote in respect of any other matters that may properly be brought before the Meeting. As of the date of the Circular, our management is not aware of any such other matters.

Who is entitled to vote?

Each shareholder is entitled to one vote for each common share of Biovail (a "Common Share") registered in his or her name as of the close of business on April 28, 2008, the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at our Annual Meeting of Shareholders to be held on June 25, 2008 (the "Meeting").

As at April 28, 2008, 161,023,729 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

How do I vote if I am a REGISTERED shareholder?

You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the attached BLUE form of proxy.

Registered shareholders who attend the Meeting are entitled to cast one vote for each Common Share held on each resolution put before the Meeting. Whether or not you plan to attend the Meeting you are encouraged to vote using any of the outlined methods on the BLUE form of proxy. Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given. Upon arriving at the Meeting, report to the desk of the transfer agent, CIBC Mellon, to sign in and revoke any proxy previously given.

To vote by mail or facsimile using the BLUE form of proxy, your proxy form must be received by our registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile: 416-368-2502, not later than 10:00 a.m. (Toronto time) on June 23, 2008. If the Meeting is adjourned or postponed, CIBC Mellon must receive the BLUE form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.

In order to expedite your vote, you may use a touch-tone telephone or the Internet.

To vote by telephone, call toll free 1-866-271-1207. You will be prompted to provide your 13 digit control number printed below your pre-printed name and address. The telephone voting service is available until June 23, 2008 at 10:00 a.m. (Toronto time) and you may not appoint a person as proxyholder other than the management nominees named in the accompanying form of proxy when voting by telephone.

To vote via the Internet, go to www.eproxyvoting.com/biovail and follow the instructions on the website prior to June 23, 2008 at 10:00 a.m. (Toronto time).

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. Signing the BLUE form of proxy appoints Mr. Wells, or failing him, Ms. Kelley, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be your proxyholder; it does not have to be the person we have designated in the BLUE form of proxy. Just write in the name of the person you would like to appoint in the blank space provided in the BLUE form of proxy. Please ensure that the person you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. Proxyholders should speak to a representative of CIBC Mellon upon arriving at the Meeting.

If you sign the BLUE form of proxy but leave the space blank, the persons designated in the form will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

To vote by mail or facsimile using the BLUE form of proxy, your proxy form must be received by our registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile: 416-368-2502, not later than 10:00 a.m. (Toronto time) on June 23, 2008. If the Meeting is adjourned or postponed, CIBC Mellon must receive the BLUE form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.

In order to expedite your vote, you may use a touch-tone telephone or the Internet, following the instructions as outlined on the BLUE form of proxy.

Who is soliciting my proxy?

Our management is soliciting your proxy for use at the Meeting.    All associated costs of solicitation will be borne by Biovail. The solicitation will be conducted primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by our regular employees for which no additional compensation will be paid or by our proxy solicitation agent (as described below). However, Biovail may, at its own expense, pay those entities holding Common Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals. We anticipate that copies of this Circular and the accompanying BLUE proxy will be distributed to shareholders on or about May 15, 2008.

We have retained Georgeson Shareholder Communications Canada Inc. ("Georgeson") to assist in connection with our communications with shareholders and solicitation of proxies. In connection with these services, Georgeson is expected to receive a fee of approximately $125,000 (subject to adjustment in certain circumstances) and will be reimbursed for its reasonable out-of-pocket expenses.

How will my shares be voted if I give my proxy?

On the BLUE form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the BLUE form of proxy shall vote your Common Shares as follows:

  •
  FOR the election of the slate of directors whose names are set out in this Circular as director nominees of the Company; and

  •
  FOR the re-appointment of Ernst & Young LLP as auditors and the authorization of the directors to fix the auditors' remuneration.

If I change my mind, can I take back my proxy once I have given it?

Yes, pursuant to section 148(4) of the Canada Business Corporations Act ("CBCA"), you may revoke any proxy that you have given. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and depositing such written revocation statement at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the proxy being voted.

A registered shareholder participating in person, in a vote by ballot at the Meeting, will automatically revoke any proxy previously given by you regarding business considered by that vote.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The BLUE form of proxy also gives discretionary authority to proxy nominees with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may come before the Meeting.

As of the date of this Circular, our management is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of the management nominees will be voted in accordance with the best judgment of the proxy nominees.

How do I vote if I am a NON-REGISTERED shareholder?

The BLUE form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your Common Shares should provide a BLUE Voting Instruction Form which you must complete by using any one of the methods outlined. This form will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions to ensure it is counted for the Meeting. In order to expedite your vote, you may use a touch-tone telephone or the Internet.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the Voting Instruction Form or the signed BLUE form of proxy. An intermediary's Voting Instruction

Form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you need help.

A non-registered shareholder may revoke a proxy or voting instruction which has been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice should be received by the intermediary well in advance of the Meeting.

How can I contact the independent directors and the Chairman of the Board?

You may contact the independent directors and the Chairman of the Board with the assistance of Biovail Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3050
E-mail: ir@biovail.com

Who should I contact if I have questions concerning the Circular or the BLUE form of proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the BLUE proxy form you may contact:

Georgeson
North American Toll Free Number: 1-866-676-3028
Banks and Broker and collect calls accepted: 1-212-440-9800
TOLL FREE – European: 00 800 6611 6611
European Collect: +44 117 378 6025

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SECTION 3 BACKGROUND TO THE MEETING

When considering your vote, it is important to understand the following background information.

Under the leadership of the Board of Directors (the "Board"), decisive actions have recently been taken to strengthen our corporate structure, augment the composition and experience of the Board and implement new strategies to enhance value for all shareholders. These include:

Strong Leadership Team

Following recommendations from each of the Independent Committee and the Compensation, Nominating and Corporate Governance Committee (from which Mr. Wells recused himself), on April 21, 2008, the Board announced its appointment of William Wells as our new Chief Executive Officer, and the appointment of Dr. Douglas Squires as Chairman of the Board, both effective May 1, 2008. Mr. Wells has gained extensive knowledge of the opportunities and challenges facing Biovail and the pharmaceutical industry through his service as a director since June 2005 and in his position as Lead Director since June 2007. Mr. Wells, as Biovail's key decision maker, has strong leadership and change management skills, business acumen developed across multiple complex industries, financial discipline and a strong focus on returning capital to shareholders. Consistent with our historical practice, Mr. Wells will be based in Barbados and will also serve as the President of our principal operating subsidiary. With the appointment of Dr. Squires as Chairman of the Board, we will continue to benefit from Dr. Squires' extensive pharmaceutical experience. In this role, Dr. Squires will also support Mr. Wells during his initial tenure as Chief Executive Officer. We are also currently recruiting a Chief Scientific Officer and intend to establish a Scientific Advisory Board.

Experienced and Independent Board

In recent months, the Compensation, Nominating and Corporate Governance Committee undertook a search for new director nominees and identified and recommended to the Board a number of qualified candidates. The Board has selected five new director nominees, whose experience and qualifications complement those of the incumbent directors. In particular, the new nominees, all of whom are independent under applicable corporate governance rules and guidelines, include individuals that have held senior positions in the pharmaceutical and healthcare industries, have significant public company experience, both as executives and directors, and have backgrounds in the areas of finance and corporate governance. These new nominees will join our existing directors, who include individuals with current and proven senior experience in the pharmaceutical industry, as well as expertise in business, financial, and corporate governance matters. As a result, the proposed nominees represent an experienced, highly qualified and independent Board, which, free from the influence of Mr. Melnyk, is well positioned to oversee the implementation of the New Strategic Focus (referred to below), to provide us with strong, experienced and independent leadership and to fairly represent the interests of all shareholders.

New Strategic Focus

Early in 2008, our Board established an independent committee of directors (the "Independent Committee") for the purpose of, among other things, considering strategic alternatives to enhance shareholder value. The Independent Committee oversaw an extensive process, involving consultation, internally and externally, and consideration of a wide range of strategic alternatives. Following this process, the Independent Committee determined that the preferred course of action to enhance shareholder value was to explore operational strategies that would allow us to create sustainable growth, leverage our core capabilities and continue to return capital to shareholders.

Under the Independent Committee's direction, management developed the new strategic focus (the "New Strategic Focus") based on leveraging our core capabilities in drug delivery and formulation on in-licensing late-stage new chemical entities ("NCEs"), both for the development of products targeted towards specialty CNS disorders and the establishment of a focused commercial U.S. sales and marketing organization targeting niche CNS sub-sectors. Following review of the New Strategic Focus, the Independent Committee recommended it to the full Board. Our Board has considered and approved the New Strategic Focus which it believes will enhance value for all shareholders.

The key features of the New Strategic Focus are:

(1)
adopting a sustainable growth business model targeting significant unmet medical needs within a therapeutic focus area, focusing on specialty CNS disorders, such as Parkinson's disease and multiple sclerosis;

(2)
rationalizing (i) manufacturing operations, (ii) pharmaceutical sciences operations, and (iii) general and administrative expenses; and

(3)
exercising financial discipline in capital allocation strategies and in distributing capital to shareholders through ongoing dividend payments and, when appropriate, buying back stock.

The leadership changes, the stronger, more independent Board and the New Strategic Focus are very important considerations for shareholders as they represent tangible, positive actions by the Board to enhance shareholder value. Our proposed Board slate truly represents a new direction for the Company following Mr. Melnyk's departure from the Board of Biovail Corporation in June 2007 and his departure from his director and officer roles at the Company's principal operating subsidiary in February 2008.

2008 represents an inflection point in our strategic direction and focus. We have been transparent in our description, in specific terms, of the decisions and actions being taken to enhance value for all shareholders. For a more detailed discussion of the New Strategic Focus, please see "Section 4 — Business of the Meeting — Reasons for Voting in Favour of Management's Nominees for Board of Directors" on page 12 of this Circular.

Proposed Proxy Solicitation by Eugene Melnyk

On March 13, 2008, Mr. Melnyk, the former Chairman of the Board and Chief Executive Officer of the Company, issued a press release, announcing his intention to propose an alternate slate of nominees for election to the Board at the Meeting. The press release stated that Mr. Melnyk intends to prepare and mail a proxy circular containing the relevant details regarding his proposed slate of nominees. To date, Mr. Melnyk has, to our knowledge, not provided any further details regarding his proposed nominees or his plans for the Company nor has he mailed to shareholders a proxy circular containing such information.

Mr. Melnyk's Changing Role at Biovail

Mr. Melnyk is one of Biovail's founders who, from the Company's inception until February 25, 2008, held senior roles in Biovail and its subsidiaries.

As Chief Executive Officer

Mr. Melnyk became Chief Executive Officer of Biovail in December 2001. He was also Chairman of the Board during his tenure as Chief Executive Officer.

Mr. Melnyk resigned as Chief Executive Officer on October 7, 2004.

The period during which Mr. Melnyk was Chief Executive Officer has become the focus of numerous civil, criminal and regulatory investigations and proceedings which have severely tarnished the Company's reputation, significantly increased expenses (particularly legal fees) and distracted both the Board and management. These investigations and proceedings include the following:

  (i)
  an OSC investigation and proceedings related to suspicious trading in the Common Shares of Biovail by Mr. Melnyk and entities associated with Mr. Melnyk. Mr. Melnyk ultimately settled this matter, the terms of which included payment of $1.0 million, as further described below;

  (ii)
  an SEC investigation relating to Biovail's accounting and disclosure practices that ultimately resulted in an SEC Complaint involving allegations of "chronic fraudulent conduct — including financial reporting fraud and other intentional public misrepresentations" that affected reporting periods from 2001 to 2003. Biovail and four individual defendants, including Mr. Melnyk, are the subject of this complaint;

  (iii)
  an investigation and subsequent enforcement proceeding by the Ontario Securities Commission ("OSC") into matters substantially similar to the SEC investigation, of which the Company and four individuals, including Mr. Melnyk, are the subject;

  (iv)
  U.S. securities class action complaints naming Biovail and certain of its then current and former officers and a former director as defendants, including Mr. Melnyk in his capacity as the Chief Executive Officer and Chairman during the material time period; the complaints included allegations that the defendants made materially false and misleading statements that inflated the price of Biovail stock between February 7, 2003 and March 2, 2004;

  (v)
  a Canadian securities class action against Biovail and several of its officers, relying on essentially the same facts and allegations and the same time period (February 2003 to March 2004) as the U.S. securities class action;

  (vi)
  a target letter from the U.S. Attorney's Office of Boston, Massachusetts regarding the federal grand jury investigation of activities surrounding the 2003 commercial launch of Cardizem® LA. The U.S. Attorney's Office advised that the investigation concerns payments, and conspiracy to make payments, in violation of anti-kickback statutes and related crimes, including mail and wire fraud;

  (vii)
  an investigation by the U.S. Attorney's Office for the Eastern District of New York into the same matters that are the subject of the SEC allegations described above, which investigation has requested documents related to fiscal years 2002 and 2003; and

  (viii)
  an action by Jeremy I. Treppel, a former analyst at Banc of America Securities, commenced in April 2003, against the Company and other named individuals, including Mr. Melnyk, alleging defamation in relation to certain statements made by Mr. Melnyk. Mr. Melnyk has filed a counterclaim.

As Executive Chairman and Chairman of the Board

Following his resignation as Chief Executive Officer in October 2004, Mr. Melnyk continued to serve Biovail as Executive Chairman of the Board of Biovail Corporation and as President of Biovail's principal operating subsidiary.

While Mr. Melnyk was Executive Chairman, Biovail and one of its subsidiaries, Biovail Pharmaceuticals, Inc., brought an action claiming damages from 22 defendants alleging that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and violated various state securities laws.

Mr. Melnyk stepped down as Executive Chairman in June 2006, but continued to serve as the Chairman of the Board and as President of Biovail's principal operating subsidiary.

On May 14 and May 15, 2007, Biovail and certain individuals, including Mr. Melnyk, received "Wells Notices" from the SEC alleging violations of federal securities laws and relating to the SEC's investigation. A "Wells Notice" is a letter that the SEC sends to those against whom it intends to bring an enforcement action.

On May 16, 2007, Mr. Melnyk publicly announced his retirement from the Board of Biovail Corporation, effective June 30, 2007.

On May 18, 2007, two days after Mr. Melnyk's announced retirement from the Board of Biovail Corporation, the OSC announced that it had entered into a settlement with Mr. Melnyk in connection with regulatory proceedings relating to his trading in shares of Biovail. In connection with that settlement, Mr. Melnyk paid $1.0 million to the OSC (representing a fine of $750,000 and reimbursement of $250,000 of legal expenses incurred by the OSC) and agreed to not serve as a director of Biovail Corporation until after June 30, 2008. See "Principal Holders of Voting Shares — OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation" on page 25 of this Circular.

As President of Principal Operating Subsidiary

Notwithstanding his resignation from the Board effective June 30, 2007, Mr. Melnyk continued to serve as President and a director of Biovail Laboratories International SRL ("BLS"), Biovail's principal operating subsidiary, a position he has held since the inception of BLS and its predecessors. In this capacity, in 2007, Mr. Melnyk received total compensation of $1.86 million (see "Section 5 — Disclosure of Compensation and Related Information — Compensation of Named Executive Officers" on page 46 of this Circular) and continued to provide strategic leadership to Biovail while maintaining responsibility for managing and exercising control over all of Biovail's research and development programs, including setting priorities and budgets, acquisitions of products, technologies and other intellectual property and related business development activities, manufacturing and sale of products, patent protection strategies and activities and patent challenges.

Resignation from All Director and Officer Roles

On February 25, 2008, Mr. Melnyk resigned as director and officer of BLS and another Biovail subsidiary and, for the first time in Biovail's history, Mr. Melnyk was not employed by, or a director of, Biovail or any of its subsidiaries.

Threatened Proxy Contest Chronology

On December 20, 2007, Mr. Melnyk met with Dr. Squires as Interim Chairman and Mr. Wells as Lead Director to formally request that an investment bank be retained to initiate a privatization transaction of the Company. Mr. Melnyk did not suggest any proposed parties or terms and indicated he could be either a buyer or a seller. Dr. Squires notified the remainder of the Board and the Board convened in January 2008 to formally consider Mr. Melnyk's request.

On January 15, 2008, the Board, with reference to both Mr. Melnyk's December meeting and an internal business model review that had been ongoing during the last half of 2007, formed the Independent Committee with a broad mandate to consider strategic options for the Company. The Independent Committee retained independent legal and financial advisors.

On February 21, 2008, Mr. Melnyk met with a number of independent directors to express his discontent and to communicate that he was, and had been, exploring his options. Mr. Melnyk advised the Independent Committee that he had engaged in discussions with third parties regarding one or more of his options. At the time of these discussions with third parties, Mr. Melnyk was still a fiduciary of the Company given his positions as a director and President of BLS, the Company's principal operating subsidiary. Mr. Melnyk did not propose any specific transaction and he advised the directors that he could be a buyer or a seller of, or continue to be an investor in, Biovail.

On February 25, 2008, Mr. Melnyk resigned from his roles at BLS.

On February 28, 2008, three days following his resignation from BLS, Mr. Melnyk wrote a letter to the Board, which was simultaneously released to the media and publicly filed. The contents of the letter expressed Mr. Melnyk's dissatisfaction with the direction of the Company and his concern with respect to the exploitation of the Company's drug delivery technology (something he had significant responsibility for as President of BLS up until three days before). In the letter, Mr. Melnyk listed four different options that he had decided to explore: the possibility of joining with a partner or partners to acquire the remaining Common Shares of the Company; selling all or a portion of his current stake in the Company; continuing to hold his Common Shares, or; seeking changes to the composition of the Board.

On March 12, 2008, we published our Notice of Record Date and Meeting Date for the Meeting in The Globe and Mail.

On March 13, 2008, while we were holding an investor conference call on our 2007 annual results, Mr. Melnyk made a public filing and issued a press release announcing his intention to propose an alternate slate of nominees for election to the Board at the Meeting, but reserved his right to modify such plans. To date, Mr. Melnyk has not provided any details regarding his proposed slate of nominees or his plans for the Company.

On March 20, 2008, Mr. Melnyk filed an application with the Ontario Superior Court of Justice alleging that responses provided by Dr. Squires to questions following our earnings release call on March 13, 2008, amounted to a solicitation of proxies. We considered this application to be entirely without merit, and on April 10, 2008, Mr. Melnyk withdrew this application.

On May 8, 2008, shortly after the Company's investor conference call on its first quarter 2008 financial results and our New Strategic Focus, Mr. Melnyk made another public filing. Although he referred to a dissident slate of directors, Mr. Melnyk did not provide any details regarding the composition of his slate or his plans for the Company.

SECTION 4 BUSINESS OF THE MEETING

ELECTION OF THE BOARD OF DIRECTORS

The number of directors to be elected at the Meeting is ten. Under the by-laws of the Company, directors are elected annually.

Five of the nominees proposed for election are currently directors of Biovail. All of the proposed nominees have established their eligibility and willingness to serve on the Board. Directors elected at the Meeting on June 25, 2008 will hold office until the close of the next annual meeting of the Company or until their successors are elected or appointed.

Pages 18 through 23 of this Circular provide the names of the proposed nominees for election as directors, together with details about their background and experience. Also indicated for each nominee is the number of securities of Biovail beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee, as at May 6, 2008. You will also find a record of attendance for each director at meetings of the Board and its committees during the period commencing on January 1, 2007 to May 7, 2008.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE BLUE FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE SLATE OF DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE BLUE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

REASONS FOR VOTING IN FAVOUR OF MANAGEMENT'S NOMINEES FOR BOARD OF DIRECTORS

There are three key reasons to vote in favour of Management's nominees to the Board:

  (1)
  the Board has a New Strategic Focus designed to enhance value for all shareholders;

  (2)
  the Board is experienced and independent; and

  (3)
  the Board is taking decisive action to lead positive change.

Management's slate of director nominees includes the five existing directors who have participated in the adoption of our New Strategic Focus. The existing directors are joined on the slate by five new independent nominees whose experience and qualifications complement those of the incumbent directors. Management believes that this group of directors is well positioned to oversee the implementation of the New Strategic Focus, to provide us with strong, experienced and independent leadership and to fairly represent the interests of all shareholders.

(1)   New Strategic Focus Designed to Enhance Value for All Shareholders

In January 2008, our Board formed the Independent Committee for the purpose of, among other things, considering strategic alternatives to enhance shareholder value. The Independent Committee retained an investment bank and other external advisors to assist in this process. Following a review of a wide range of alternatives, the Independent Committee determined that the preferred course of action to enhance shareholder value was to explore operational strategies that would allow our Company to create sustainable growth, more effectively capitalize on its core capabilities and continue to return capital to shareholders. Under the Independent Committee's direction, and with financial advice from Morgan Stanley and management consultant support from a major global consulting company with extensive experience in the pharmaceutical industry, management prepared our New Strategic Focus. The New Strategic Focus is based on leveraging our Company's core capabilities in drug delivery and formulation for the development of products targeted towards specialty CNS disorders.

The New Strategic Focus was reviewed by the Independent Committee and the Independent Committee then recommended the New Strategic

Focus to the full Board. At a meeting on May 7, 2008, the Board considered and unanimously approved the New Strategic Focus, which it believes will enhance value for all shareholders.

The New Strategic Focus is the result of the first review of our Company's core strategies independent of Mr. Melnyk's direction and influence.

Compelling Reasons for a New Strategic Focus

External pressure on the pharmaceutical industry has risen significantly due largely to the increase in number and value of medicines losing exclusivity to generic competition, a slowdown of new drug approvals and increasing financial pressures on third party payors.

Regulators and third party payors increasingly demand evidence of clinically meaningful benefits, resulting in increased development risk and costs. Incremental advances in convenience and patient compliance (e.g. Wellbutrin XL®) can no longer command price premiums and pharmacies have strong financial incentives to substitute generics, when available, for branded products and once-daily formulations (e.g. Ultram® ER).

Given this environment, the average effective sales exclusivity period for oral controlled-release products is now only three to five years, down from five to seven years. It is also becoming increasingly difficult to establish and defend intellectual property, particularly as it relates to reformulated or combination products.

Amidst this industry pressure, we have company-specific short and longer term challenges to address. In the short term, we need to (1) continue to resolve historical legal and regulatory matters that have caused significant reputational, financial and human capital expense; and (2) adjust our infrastructure to align more closely with its revenues. In the longer term, we must (1) create growth and long term value by developing our product pipeline; and (2) establish more efficient commercialization pathways through which to bring products to market.

The New Strategic Focus has been designed to address these industry and company-specific challenges.

Three Key Elements to Enhance Shareholder Value

The New Strategic Focus includes three key elements:

  (1)
  adopting a sustainable growth business model targeting significant unmet medical needs within a therapeutic focus area, focusing on specialty CNS disorders, such as Parkinson's disease and multiple sclerosis;

  (2)
  rationalizing (i) manufacturing operations, (ii) pharmaceutical sciences operations, and (iii) general and administrative expenses; and

  (3)
  exercising financial discipline in capital allocation strategies and in distributing capital to shareholders through ongoing dividend payments and, when advisable, buying back stock.

New Business Model

We believe that the current state of the U.S. pharmaceutical market is a challenging one for small to mid-sized pharmaceutical companies. We believe our new business model may help us achieve our goals in this challenging environment. The chosen business model focuses on the selected specialty therapeutic area where significant unmet medical needs exist. We believe we are well-positioned to successfully capitalize on this opportunity, due in part to our unique expertise and successful track record in finding incremental value in existing drugs. We intend to capitalize on this expertise, together with our experience in clinical development, to build distinctive depth and expertise in targeted disease states and therapies in the specialty CNS therapeutic area of focus.

According to industry sources, CNS represents an approximately $70 billion market globally (approximately $45 billion in the U.S.), and growth is expected to be in the low- to mid- double digits in many niche specialty CNS markets, such as Parkinson's and multiple sclerosis. Specialty CNS is an area of high unmet medical need exhibiting favourable reimbursement and pricing characteristics and spanning several attractive sub-areas (including epilepsy, Parkinson's, migraines, Alzheimer's and multiple sclerosis) with a largely overlapping prescribing community. As many specialty CNS products target smaller patient populations, competition from large multinational pharmaceutical companies may be less severe. We understand, based on available industry data, that the niche specialty CNS market also features a relatively small audience of experts and physicians, with approximately 30 top opinion-leaders, 200 top clinicians and local opinion influencers, 2,000 high-volume prescribers and 11,000 total prescribers. This allows for the deployment of a relatively small, specialized commercial sales organization.

We believe that moving to our new business model focusing on a specific therapeutic area provides us with an opportunity to leverage our existing and expanded technologies and capabilities, including drug delivery, scale-up and manufacturing, and other assets including current pipeline programs. It will also provide the focus and specialization believed to be necessary for us to successfully compete in the new regulatory and market environment. We believe that moving to our new business model involving focus and specialization on a specific therapeutic area will be beneficial in a challenging regulatory and market environment.

We intend to invest over $600 million in research-and-development through 2012, exploring niche in-licensed and acquired late-stage NCEs, new indications and in-house reformulation opportunities.

Infrastructure and Cost Rationalization

We believe that in order to achieve our objectives in a challenging period for the U.S. pharmaceutical industry, we must make efforts to resolve existing litigation and regulatory matters and focus on core aspects of its business. The infrastructure and cost rationalization component of the New Strategic Focus is intended to (i) promote efficiency in the new business model, (ii) significantly reduce our cost structure to better align expenses with currently projected revenues, and (iii) support the capital allocation strategies described below.

The infrastructure and cost rationalization includes the following specific plans:

  (1)
  Consolidation of manufacturing resources through the closure of our two Puerto Rico manufacturing facilities and the transfer of certain manufacturing processes to the Steinbach, Manitoba facility. We believe this component of the plan will improve operating efficiency, reduce infrastructure costs and increase available capital. These closures are expected to take 18 to 24 months to complete and should not result in any supply disruptions.

  (2)
  Consolidation and retooling of pharmaceutical sciences (including formulation) resources. We believe this component of the plan will reduce overhead and ongoing infrastructure costs, and facilitate maximum leveraging of this key capability in the therapeutic focus area of the new business model.

  (3)
  Rationalization of general and administrative expenses executed primarily through reduced legal expenses stemming from resolution of litigation and regulatory issues related to the period from 2001 to May 2004, that to date have cost us in excess of $230 million (approximately $150 million net of insurance recoveries) in cumulative legal expenses, settlements and penalties.

Capital Allocation Strategies

We intend to allocate cash flow from our operations, which will be further supported by the rationalization initiatives described above, to (i) support the transition to and realization of the New Strategic Focus, and (ii) return capital to shareholders. Methods for the return of capital currently include, at the Board's discretion, (i) maintaining our existing dividend policy, and (ii) open market purchases of up to 14 million Common Shares through the facilities of the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") pursuant to the recently announced normal course issuer bid. As of the date of the Circular, the normal course issuer bid remains subject to regulatory approval.

Other Initiatives

We are also exploring the divestiture and/or monetization of certain non-core assets, which we believe could result in cash proceeds in excess of $100 million. We also intend to recruit a Chief Scientific Officer and establish a new Scientific Advisory Board.

Financial Impact Benefiting All Shareholders

We expect that the implementation of the New Strategic Focus, including the closure of our Puerto Rico manufacturing facilities and the implementation of other operating-efficiency initiatives, will result in charges of approximately $80 million to $100 million, to be recognized over future quarters (of which $30 million to $40 million is expected to comprise the cash component).

We anticipate that these efficiency initiatives, once implemented, will result in annual savings of between $30 to $40 million.

We expect that as the New Strategic Focus is implemented, the current base business will provide strong cash flows that can be utilized to fund business needs and sustain our dividend policy. The implementation of the New Strategic Focus is expected to provide additional capital by driving operating efficiencies and freeing up capital through the monetization of low-return and/or non-core assets.

We expect that we can redirect capital and management focus toward creating shareholder value by remaining committed to resolving various legal and regulatory matters that relate to the period when Mr. Melnyk was Chairman and Chief Executive Officer of Biovail.

The New Strategic Focus is expected to offer more consistent, sustainable growth. Capital that is generated from the foregoing initiatives is expected to be utilized to (i) support the transition to the New Strategic Focus, (ii) invest in research-and-development, (iii) pursue focused business development, and (iv) return capital to shareholders.

Implementation Strategies for Successful Achievement of Objectives

Under the direction of our Board of Directors, a number of whom were instrumental in the adoption of the New Strategic Focus, we believe we can implement the new plan using carefully designed strategies relating to (i) product origination and business development, (ii) clinical and medical affairs, (iii) commercialization, (iv) regulatory affairs, and (v) finance.

The product origination strategy, with a focus on specialty CNS, is designed to position us as a partner of choice in a market characterized by numerous small and mid-sized specialty CNS originator companies. Product origination for the product pipeline will include efforts to (i) use our existing drug delivery technology and acquired technology to enhance existing specialty CNS products, and (ii) license or acquire specialty CNS compounds in late-stage development, with a particular interest in orphan drug categories and other specialty therapies targeting smaller patient and physician populations, typically designed for fast-track review, and offering the prospect of better pricing and longer exclusivity. Business development within specialty CNS will cover broad geographies and will include public, private, academic and government sources. We intend to apply rigorous financial analysis to investment decisions for product development opportunities sourced internally and externally. We intend to continue to apply core drug delivery and formulation technologies to opportunities outside the core therapeutic focus, but only if those opportunities meet common stringent economic hurdles. We expect to selectively pursue branded generics primarily in the specialty CNS therapeutic area, when current delivery capabilities provide competitive advantage and potentially limit competition.

Under the clinical/medical affairs implementation strategy for the therapeutic focus, experienced "in-house" specialty CNS experts in clinical research and medical affairs will enhance peer relationships with opinion leaders, design critical clinical trials, and support sourcing activities and due diligence. We expect to continue to rely heavily on contract research organizations for clinical trial execution, but it is anticipated that in-house clinical research expertise will be important to oversee matters such as physician recruitment and site selection.

In implementing the commercialization strategy for its therapeutic focus, we intend to investigate and use, as appropriate, multiple commercialization channels in addition to partnering, including (i) direct commercialization through a developed or acquired specialty sales force and (ii) specialty field-based scientific liaisons to interact with key opinion leaders. We intend to continue to leverage our Canadian commercialization infrastructure to support our physician-targeted focus and to capitalize on other commercialization opportunities as appropriate.

Regulatory affairs implementation is expected to further our existing CNS capabilities with a focus on the development of deep expertise specifically in the core therapeutic focus area, including the enhancement of good working relationships with key regulatory decision makers.

The financial strength of the Company, based on our existing capabilities, is expected to sustain us through our transition towards the new strategy. Infrastructure rationalization, described above, is expected to provide additional financial support for the new business model and our capital allocation strategies.

(2)   Experienced and Independent Board

The nominated directors form a Board that is independent of Mr. Melnyk's influence and will be able to exercise its judgement in the best interests of the Company and all of its shareholders without any undue external influences or potential conflicts of interest on its decision-making process. The nominated directors, including nominees who served on the Independent Committee that oversaw the development of the New Strategic Focus, are best positioned to oversee the implementation of the New Strategic Focus, to provide us with strong, experienced and independent leadership and fairly represent the interests of all shareholders.

The slate includes individuals with current and proven senior experience in pharmaceuticals, business, finance, and corporate governance matters. Our incumbent directors are joined on the slate by five new nominees whose experience and qualifications complement those of the incumbent directors. In particular, following a search for director nominees, on the recommendation of the Compensation, Nominating and Corporate Governance Committee, the Board has selected five new nominees, all of whom are independent under applicable corporate governance rules and guidelines, that together have held senior positions in the pharmaceutical and healthcare industries, have significant public company experience and have backgrounds in the areas of finance and corporate governance. We believe that each of the nominated directors has superior qualifications and will serve our Company and its shareholders well. Please see "— Information Relating to Biovail's Directors" on pages 18 through 23 of this Circular for a detailed biography of each of the nominated Directors.

The Board has in place a governance structure that includes, among other best practices, regular in camera meetings of independent directors and a comprehensive annual assessment process, conducted by an independent consultant, that evaluates the effectiveness of the Board, the Board Committees and individual directors. The Compensation, Nominating and Corporate Governance Committee supports this structure by actively searching for strong, experienced and independent board candidates. Management contributes to the governance structure through, among other things, a Disclosure Committee and a Compliance Policy Committee. For a more detailed description of our corporate governance practices, please see "Appendix A — Statement of Corporate Governance Practices".

Eight of the ten nominated Directors are independent within the meaning of all applicable securities regulatory and stock exchange requirements in Canada and the U.S. and all of the nominated Directors are independent of Mr. Melnyk, the Company's largest shareholder. In addition, in accordance with the applicable Committee Charters, all of the members of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee are independent.

(3)   The Board is Leading Positive Change

For the first time since Biovail's founding, the Company is operating without Mr. Melnyk in any role as an officer or director of Biovail or any of its subsidiaries. The New Strategic Focus approved by the Board represents our first review of core competencies and strategies, independent of Mr. Melnyk's influence and direction. Recent actions by the Board reflect the positive changes that have been made, and that will be made, to enhance value for all shareholders.

Legacy Litigation

The Board has devoted considerable effort toward the resolution of numerous civil, criminal and regulatory investigations and proceedings relating to the period during which Mr. Melnyk was Chief Executive Officer of Biovail. These legal and regulatory proceedings have tarnished the Company's reputation, negatively impacted the stock price and been a significant distraction for the Board and management. Further, litigation and regulatory issues related to the period during which Mr. Melnyk was Chief Executive Officer of Biovail have cost the Company in excess of $230 million in cumulative legal expenses, settlements and penalties, or approximately $150 million net of insurance recoveries.

Within the last six months, under the Board's direction, we have settled or agreed to settle, in each case without admission of any wrongdoing, the U.S. securities class action, the Canadian securities class action and the SEC regulatory investigation.

We continue to actively work towards resolving the remaining legal and regulatory matters, positioning the Company to focus on our core pharmaceuticals business instead of costly, distracting litigation.

New Strategic Focus and New Opportunities

We are now focused on pursuing new opportunities. We have a New Strategic Focus to achieve that vision. The strong and independent slate of directors proposed for election to the Board, which includes individuals with current and proven senior experience in the pharmaceutical industry, as well as expertise in business, financial, and corporate governance matters, is best-suited to oversee the implementation of the New Strategic Focus.

CEO Succession

The Board had been considering succession issues in anticipation of Mr. Melnyk's resignation as President of BLS, our principal operating subsidiary in Barbados. Such consideration was in advance of any announcement by Mr. Melnyk of his intention to propose an alternate slate of nominees for election to the Board. The Board considered a number of succession alternatives, including some with an external search component, prior to Mr. Wells indicating his possible interest in being considered for the positions of Chief Executive Officer of Biovail Corporation and President of BLS.

On May 1, 2008, the Board appointed Mr. Wells as Chief Executive Officer, following recommendations from each of the Independent Committee and the Compensation, Nominating and Corporate Governance Committee (from which Mr. Wells recused himself). Each Committee, and the Board, determined that Mr. Wells was uniquely suited to become Chief Executive Officer, having regard to: (i) his knowledge of the Company and the pharmaceutical industry based on his service on the Board since 2005, (ii) his extensive financial and leadership experience with large, global companies, (iii) his experience in strategic management, business development and corporate restructuring, and (iv) his willingness to relocate to Barbados and assume the additional role of President of BLS.

Historically, our key decision maker (formerly Mr. Melnyk) has been based in Barbados, where the Company owns the significant portion of its assets and earns the significant portion of its income (which is subject to a low tax rate). This structure results in significant benefits to the Company and all of its shareholders. We believe that our historical practice should continue without material interruption and, accordingly, Mr. Wells, as our new key decision maker, will be based in Barbados. As President of BLS, our principal operating subsidiary, Mr. Wells will provide strategic leadership to Biovail and will be responsible for managing and exercising control over all our research and development programs, including setting priorities and budgets, acquisitions of products, technologies and other intellectual property and related business development activities, manufacturing and sale of products, patent protection strategies and activities and patent challenges.

The terms of Mr. Wells' employment arrangements are substantially consistent with the employment terms of Dr. Squires, the prior Chief Executive Officer.

In the very short time since his appointment, Mr. Wells has played a significant role in the development, at the direction of the Independent Committee, of our New Strategic Focus. The Board believes Mr. Wells has the experience and attributes necessary to lead the successful implementation of the New Strategic Focus.

The Board also appointed Dr. Squires as Chairman of the Board effective May 1, 2008. The Board will continue to have the benefit of Dr. Squires' extensive pharmaceutical experience and Dr. Squires will provide transition support to Mr. Wells in the Chief Executive Officer position. Dr. Squires and the Company entered into a Separation Agreement dated May 6, 2008 providing for severance payments consistent with the terms of Dr. Squires' employment contract dated September 1, 2007 (See "Section 5 — Disclosure of Compensation and Related Information — Compensation of Named Executive Officers — Employment and Termination Arrangements" on page 61 of this Circular). The Separation Agreement was publicly filed on May 8, 2008, following execution of such agreement by Dr. Squires.

INFORMATION REGARDING OUR NOMINEES TO THE BOARD

Each of the persons listed below is being nominated for election as a director of Biovail at the Meeting. If elected, each of the individuals listed below will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. Five of the individuals below are current directors of the Company and their term of office will expire at the close of the Meeting.

The following table sets out information with respect to the nominees, including where they live, the periods served as a director of the Company, all positions and offices held by them with us, principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of securities of the Company they beneficially owned, controlled or directed, directly or indirectly, as at May 6, 2008. The number of options, as set out below, indicates options previously awarded to directors under our stock option plans. Commencing in 2005, non-management directors began receiving issuances of deferred share units ("DSUs"), rather than options. Information as to securities beneficially owned, controlled or directed is not within our knowledge and therefore has been provided by each nominee.

Dr. Squires is the Chairman of the Board. Dr. Squires has served on our Board of Directors since June 29, 2005. From June 30, 2007 to May 1, 2008, Dr. Squires served as Interim Chairman of the Board. Effective May 1, 2008, Dr. Squires was appointed Chairman of the Board. From November 2004 to May 1, 2008, Dr. Squires was our Chief Executive Officer. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc. ("MDS"), a publicly traded company on the NYSE and the TSX, the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim. He received his B.Sc. from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research. Dr. Squires is a member of our Risk and Compliance Committee.
Dr. Douglas J.P. Squires
Pennsylvania, USA
Age 60
20,000 Common Shares
49,688 RSUs
575,033 Options
DSUs — Nil
Committee Membership and
Attendance at meetings in 2007:
Board — 16/16
Risk and Compliance Committee — 2/2

Mr. Gouin is Chairman of Quebecor Media Inc., a communications, media and entertainment company. From March 2004 to May 2005, Mr. Gouin was President and Chief Executive Officer of Quebecor Media Inc. In the past five years, Mr. Gouin was also Vice Chairman, Salomon Smith Barney Canada, Inc., a financial services company, until 2003, and advisory director of Citigroup Global Markets Canada Inc., a financial services company, from 2003 to 2004. Mr. Gouin serves as a director of TVA Group Inc., a broadcast communications company, and Chairman of the board of directors of Sun Media Corporation, a newspaper publishing company, and Videotron Limited, a cable television company, all of which are part of the Quebecor group of companies. Mr. Gouin is also the lead director of Cott Corporation, a non-alcoholic beverage company publicly traded on the NYSE and TSX, and a director of Onex Corporation, a conglomerate publicly traded on the TSX. He also serves on the Advisory Committee of the Richard Ivey School of Business. Mr. Gouin holds a Bachelor of Arts degree from the University of Montreal, as well as a Bachelor of Arts degree and Master of Business Administration degree from the Ivey School of Business.	Mr. Serge Gouin Quebec, Canada Age 65 Independent Common Shares — Nil RSUs — Nil Options — Nil DSUs — Nil Committee Membership and Attendance at meetings in 2007: N/A

Mr. Laidley is a retired partner of Deloite & Touche LLP and served as Chairman of Deloite & Touche LLP from 2000 to 2006. Mr. Laidley is also a director of the Bank of Canada and is Chairman of Nautilus Indemnity Holdings Limited (Bermuda), a captive insurance company. Mr. Laidley also serves on the boards of the Fraser Institute, the Institute of Corporate Directors, the John Dobson Foundation and Pearson College of the Pacific. Mr. Laidley is a Fellow of the Quebec Order of Chartered Accountants and holds a Bachelor of Commerce degree from McGill University.	Mr. David H. Laidley Quebec, Canada Age 61 Independent Common Shares — Nil RSUs — Nil Options — Nil DSUs — Nil Committee Membership and Attendance at meetings in 2007: N/A

Mr. Lanthier is a retired partner of KPMG Canada, where he held a number of roles from 1960 until his retirement in 1993, including as Chairman and Chief Executive of KPMG Canada and a member of the KPMG International executive committee and board of directors from 1993 to 1999, as Vice-Chairman (Greater Toronto Area) from 1989 to 1993 and as managing partner (Toronto, London and Ottawa) from 1977 to 1989. Mr. Lanthier has been very active in numerous community organizations, including the United Way, the University of Toronto and Wellspring. Mr. Lanthier was awarded his F.C.A. designation by the Ontario Institute of Chartered Accountants in 1982. Mr. Lanthier was appointed as a Member of the Order of Canada in 1999. He received an honorary doctor of laws from the University of Toronto in 2002 and the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in 2001. Mr. Lanthier also serves on the board of directors of Gerdau Ameristeel Corporation, a steel company publicly traded on the NYSE and TSX, RONA Inc., a Canadian distributor and retailer of hardware, home renovation and gardening products publicly traded on the TSX, Torstar Corporation, a media company publicly traded on the TSX, TSX Group Inc., a publicly traded company on the TSX, Zarlink Semiconductor Inc., a semiconductor company publicly traded on the NYSE and TSX and Ellis-Don Inc., a privately-owned international construction company, and serves on the advisory board of Birch Hill Equity Partners III, LP, a private equity partnership.	Mr. J. Spencer Lanthier Ontario, Canada Age 67 Independent Common Shares — Nil RSUs — Nil Options — Nil DSUs — Nil Committee Membership and Attendance at meetings in 2007: N/A

Mr. Parrish was Chief Executive Officer of Healthcare Supply Chain Services for Cardinal Health Inc., an $87 billion global manufacturer and distributor of medical and surgical supplies and technologies, publicly traded on the NYSE, from November 2006 to 2007. Cardinal Health's customers are located on five continents and include hospitals, medical centers, retail and mail-order pharmacies, clinics, physicians, pharmacists and other healthcare providers. Mr. Parrish also served in a number of other roles at Cardinal Health Inc., including as Group President, Pharmaceutical Supply Chain Services from August 2006, President and Chief Operating Officer, Pharmaceutical Supply Chain Services from September 2005 to August 2006, Chairman and Chief Executive Officer, Pharmaceutical Distribution and Provider Services from August 2004 to September 2005, Executive Vice President and Group President, Pharmaceutical Distribution from January 2003 to August 2004 and President, Medicine Shoppe, a subsidiary of Cardinal Health Inc., from July 2001 to January 2003. Mr. Parrish is currently a consultant specializing in financial and supply chain issues in the pharmaceutical industry. Mr. Parrish holds a Bachelor of Arts degree from the University of California, Berkley.	Mr. Mark Parrish Ohio, USA Age 52 Independent Common Shares — 200 RSUs — Nil Options — Nil DSUs — Nil Committee Membership and Attendance at meetings in 2007: N/A

Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York-based securities and brokerage firm and then at Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's efforts in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco Pittsburgh Corporation, a public company listed on the NYSE, Harvard Medical School and the American Red Cross, of which Dr. Paul also serves as the Chair of its finance committee and as a member of its compensation committee and executive committee. In addition, he serves as a board member for some of Laurel Crown's portfolio companies including Global Fitness Holdings, the owner and operator of Urban Active Fitness, and P&P Realty, a real estate development company. Dr. Paul was appointed Chairperson of our Compensation, Nominating and Corporate Governance Committee in April 2008 and is a member of our Audit Committee.

Dr. Laurence E. Paul
California, USA
Age 43
Independent
28,000 Common Shares
RSUs — Nil
20,000 Options
16,601 DSUs
Committee Membership and
Attendance at meetings in 2007:
Board — 15/16;
Audit Committee — 10/14;
Compensation, Nominating and Corporate Governance Committee — 8/10

Mr. Power was most recently the Executive Vice President of Global Business Operations of Wyeth, a global leader in prescription pharmaceuticals, non-prescription consumer health care products, and pharmaceuticals for animal health, which is publicly traded on the NYSE. Wyeth's product portfolio includes innovative treatments across a wide range of therapeutic areas, manufacturing facilities on four continents, and a unique research and technology base encompassing small molecules, biopharmaceuticals and vaccines. Mr. Power has held a number of managerial positions with Wyeth Pharmaceuticals since 1985 including Managing Director — U.K., President — EMEA and President — International. Mr. Power holds a Masters of Science (Biostatistics) degree from the Medical College of Virginia and a Bachelor of Arts (Statistics) degree from S.U.N.Y Oneonta.	Mr. Robert N. Power Pennsylvania, USA Age 51 Independent Common Shares — Nil RSUs — Nil Options — Nil DSUs — Nil Committee Membership and Attendance at meetings in 2007: N/A

Mr. Segal was appointed to the Board in December 2007. Mr. Segal is the Chief Executive Officer and a director of Thallion Pharmaceuticals, Inc. ("Thallion"), a public company listed on the TSX. Mr. Segal served as President and Chief Executive Officer of Caprion Pharmaceuticals from 1998 until its merger with Ecopia BioSciences to form Thallion in 2007. Mr. Segal was previously a management consultant with McKinsey & Co. and President and Chief Executive Officer of Advanced Bioconcept Ltd., which was sold to NEN Life Sciences Products, Inc. (now PerkinElmer, Inc.) in 1998. Mr. Segal currently serves on the board of GBC North American Growth Fund, Inc., and on the Advisory Council of the School of Science at Brandeis University. Mr. Segal has previously served on boards of both public and private companies in the U.S. and Canada. Mr. Segal earned a B.A. in politics from Brandeis University and an M.B.A. from Harvard Business School. Mr. Segal is a member of our Risk and Compliance Committee and, since April 2008, a member of our Compensation, Nominating and Corporate Governance Committee and our Audit Committee.

Mr. Lloyd M. Segal
Quebec, Canada
Age 44
Independent
500 Common Shares
RSUs — Nil
Options — Nil
4,136 DSUs
Committee Membership and Attendance at meetings in 2007:
Board — 2/2;
Risk and Compliance Committee — N/A

Mr. Van Every was elected to the Board of Directors in June 2004. Mr. Van Every is a retired partner of PricewaterhouseCoopers LLP. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies. He is also a member of the boards of Kelman Technologies Inc. (a TSX-listed company), Woods Canada Limited and the Jockey Club of Canada. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada. Mr. Van Every is Chairperson of our Audit Committee and a member of our Compensation, Nominating and Corporate Governance Committee.

Mr. Michael R. Van Every
Ontario, Canada
Age 67
Independent
2,000 Common Shares
RSUs — Nil
10,000 Options
16,603 DSUs
Committee Membership and
Attendance at meetings in 2007:
Board — 16/16;
Audit Committee — 14/14;
Compensation, Nominating and Corporate Governance Committee — 9/10

Mr. Wells is our Chief Executive Officer and President of Biovail Laboratories International SRL, positions he has held since May 1, 2008. Mr. Wells was elected to the Board of Directors in June 2005. Mr. Wells served as the Lead Director of the Board from June 30, 2007 to April 18, 2008. Prior to joining us on May 1, 2008, Mr. Wells was the Chief Financial Officer of Loblaw Companies Limited ("Loblaw"), Canada's largest food distributor and a leading provider of general merchandise products, drugstore products, and financial products and services a position from which he resigned immediately prior to joining Biovail as our Chief Executive Officer. Mr. Wells also served as a director or officer of a number of subsidiaries of Loblaw. Prior to his position at Loblaw, Mr. Wells served as Chief Financial Officer of Bunge Limited ("Bunge"), a U.S.-headquartered company, whose shares are listed on the NYSE, in the global agribusiness, fertilizer and food product industries, and has served as a director or officer of a number of other subsidiaries and joint ventures of Bunge since January 2000. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its SOX compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent ten years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a Trustee and a member of the audit committee of the Lakefield College School Foundation, a member of the investment committee of the Uruguay International Venture Capital Fund and formerly a member of the Standard & Poor's Corporate Issuer Advisory Board. Mr. Wells is Chairperson of our Risk and Compliance Committee. Mr. Wells will be based in Barbados.
Mr. William M. Wells
New York, USA
Age 47
30,000 Common Shares
RSUs — Nil
Options — Nil
25,171 DSUs
Committee Membership and Attendance at meetings in 2007:
Board — 16/16;
Compensation, Nominating and Corporate Governance Committee — 4/4;
Audit Committee — 14/14;
Risk and Compliance Committee — 4/4

RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Board proposes that the firm Ernst & Young LLP be re-appointed as our auditors until the close of the next annual meeting and that the Board be authorized to set the remuneration of such auditors.

UNLESS A PROXY SPECIFIES THAT THE COMMON SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING BLUE FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION APPOINTING THE AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

INFORMATION ABOUT BIOVAIL'S AUDITORS

Re-Appointment of Independent Auditors

The Audit Committee recommended to the Board that Ernst & Young LLP, Chartered Accountants be put before the shareholders for re-appointment as our auditors to serve until the close of the next annual meeting of shareholders. The Board has accepted and endorsed this recommendation. Representatives of the auditors will be in attendance and available to answer questions at the Meeting.

Auditors' Fees and Services

Fees payable for the years ended December 31, 2006 and December 31, 2007 to Ernst & Young LLP were $3.8 million and $3.0 million, respectively. The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2006 and 2007.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee of our Board chooses and engages our independent auditors to audit our financial statements. In 2003, our Audit Committee adopted a policy requiring management to obtain the Audit Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the Audit Committee to pre-approve audit and non-audit services that may be performed by our auditors.

On a quarterly basis, management informs the Audit Committee of the pre-approved services to be provided by our auditors. Outside of the quarterly process, services of a type that are not pre-approved by the Audit Committee require pre-approval by the Chairperson of the Audit Committee on a case-by-case basis. The Chairperson of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Fees Paid to Ernst & Young LLP

The table below summarizes the fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries to Ernst & Young LLP during each of 2006 and 2007.

	2007		2006
	Amount	%	Amount	%
Audit Fees(1)	$2,929	97.2	$3,498	93.2
Audit-Related Fees(2)	82	2.7	111	3.0
Tax Fees(3)	3	0.1	142	3.8
All Other Fees(4)	0	0	0	0
Total	$3,014	100.0	$3,751	100.0
(1)
Audit services include the audit of our annual and interim financial statements, services normally provided by the auditor in connection with statutory and regulatory filings or engagements and services that generally only the auditor reasonably can provide.

(2)
Audit-related services are generally related to audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities, employee benefit plan audits and to other assignments relating to internal accounting functions and procedures.

(3)
Tax services are professional services rendered by our auditors for tax compliance, tax consulting associated with international transfer prices and employee tax services.

(4)
We do not engage our independent auditors for any other services, other than audit, audit related and tax services.

Audit-Related Services

Our Audit Committee believes that the provision of the non-audit services referenced above is compatible with maintaining Ernst & Young LLP's independence. Ernst & Young LLP did not provide any financial information systems design or implementation services to us during 2007.

Audit-related services are generally related to audits of combined financial statements prepared for the purposes of the completed disposal of certain of our activities, employee benefit plan audits and assignments relating to internal accounting functions and procedures.

Tax services are professional services rendered by our auditors for tax compliance.

PRINCIPAL HOLDERS OF VOTING SHARES

We have only one class of shares outstanding — the Common Shares of which 161,023,729 were outstanding as at April 28, 2008. Each shareholder is entitled to one vote for each Common Share registered in his or her name as of the close of business on April 28, 2008, the record date for the Meeting. To the knowledge of our directors and senior officers, as at April 28, 2008, set out below are the only persons/entities who beneficially owned, controlled, or directed, directly or indirectly, our Common Shares carrying more than 5% of the voting rights attached to all our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct a disposition, of a security). A person is considered at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be considered to have beneficial ownership of the same securities.

Approximate Number of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly
Percentage of Outstanding Common Shares Represented
Name of Shareholder
Eugene N. Melnyk(1)	18,805,796	11.6%
(1)
Does not include 9,408,232 Common Shares held by certain trusts settled by Mr. Melnyk. See "— OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation" below.

OSC Settlement Agreement with Mr. Melnyk — Suspicious Trading Investigation

On May 18, 2007, the OSC issued an Order approving a settlement agreement between Mr. Melnyk and Staff of the OSC (the "Settlement Agreement"). The Settlement Agreement settled allegations involving Mr. Melnyk made in an OSC Notice of Hearing and Statement of Allegations dated July 28, 2006.

The Settlement Agreement does not address the allegations in the April 24, 2008 OSC Notice of Hearing regarding, among other things, the making of misleading or untrue public statements, which is a separate proceeding and is still outstanding. Please see "Section 3 — Background to the Meeting" on page 8 of this Circular.

The Settlement Agreement, among other things, requires Mr. Melnyk to take all necessary steps within his control to ensure that our future disclosure documents describe the existence and material terms of certain offshore trust arrangements contemplated in the Settlement Agreement in which our securities are held, the number of our Common Shares owned by the new trusts as contemplated in the Settlement Agreement and state that the offshore trust arrangements in which our securities are held are trusts established by Mr. Melnyk. The following information is being included in connection with Mr. Melnyk's obligations under the Settlement Agreement and is based solely in reliance on the disclosure provided by Mr. Melnyk to us on or before March 12, 2008, which was included, at Mr. Melnyk's request, in our Annual Report on Form 20-F filed March 17, 2008. We have not updated this information nor has updated information been provided to us. Mr. Melnyk has advised that the following facts are as set out in the Settlement Agreement and the disclosure is substantially similar to the disclosure contained in the press release filed by Mr. Melnyk on June 22, 2007. A copy of the Settlement Agreement is available on the OSC website at www.osc.gov.on.ca. A copy of the press release is available on SEDAR (as defined below) under our issuer profile.

The allegations involved trusts settled by Mr. Melnyk under the laws of the Cayman Islands. In 1991, Mr. Melnyk settled a trust in the Cayman Islands named the Evergreen Trust. RHB Trust Co. Ltd., an institutional trustee in the Cayman Islands, was the trustee of the Evergreen Trust. The beneficiaries of the Evergreen Trust included certain members of Mr. Melnyk's family, but did not include Mr. Melnyk. Shares of Trimel Corporation owned by Mr. Melnyk were transferred to the Evergreen Trust between 1991 and 1995. Mr. Melnyk filed insider reports disclosing dispositions of the shares that were transferred to the Evergreen Trust. Trimel Corporation is one of our predecessors, and the shares of Trimel ultimately became our Common Shares.

In 1996, Mr. Melnyk settled the following trusts under the laws of the Cayman Islands: Conset Trust, Congor Trust, The Southridge Trust, and The Archer Trust (collectively referred to as the "Trusts"). Mr. Melnyk was the settlor of the Trusts, and Mr. Melnyk was also listed as a beneficiary in the Deeds of Settlement for the Trusts. Other beneficiaries of the Trusts included certain of Mr. Melnyk's family members (including his wife and children) and certain of his friends. The trustees for each of the Trusts are institutional trust administrators located in the Cayman Islands (the "Trustees"). The Trustees include Barclays Private Bank & Trust, Coutts & Co. and the R & H Trust Co. Ltd.

The assets of the Trusts were held by investment companies and consisted primarily of our Common Shares, as well as nominal amounts of shares of other publicly traded companies. The investment companies owned by the Trusts are: Conset Investments Limited ("Conset"), Congor Investments Limited ("Congor"), Southridge Management Limited ("Southridge") and Archer Investments Limited ("Archer") (collectively, the "Investment Companies"). The Investment Companies were incorporated under the laws of the Cayman Islands.

In 1996, Mr. Melnyk requested that the trustees of the Evergreen Trust transfer approximately 4.9 million Common Shares from the Evergreen Trust to the Investment Companies. The trustees complied with this request and transferred the Common Shares. These Common Shares represented approximately 19% of the outstanding Common Shares at that time. From the time that the Trusts were established in 1996, Mr. Melnyk maintained certain relationships with the Trusts and engaged in certain activities involving the Trusts. These are described in greater detail in paragraph 26 of the Settlement Agreement.

During 2004 and 2005, Mr. Melnyk settled four new trusts, known as STAR trusts, in the Cayman Islands. These STAR trusts are known as The Breakwater STAR Trust, The Edgewater STAR Trust, The South Point STAR Trust and The Highwater STAR Trust (collectively, the "New Trusts"). The trustees of the New Trusts (the "New Trustees") are institutional trust administrators located in the Cayman Islands: Barclay's Private Bank & Trust (Cayman) Limited, Coutts (Cayman) Limited and Caledonian Bank & Trust Limited.

After the New Trusts were established, at Mr. Melnyk's request, the Trustees transferred the shares of the Investment Companies to holding companies owned by the New Trusts.

The beneficiaries of the New Trusts include Mr. Melnyk's wife and children. Mr. Melnyk is not now and has never been a beneficiary of the New Trusts, and holds no interest, contingent or otherwise, in the assets of the New Trusts. Mr. Melnyk cannot be a beneficiary of the New Trusts as long as they hold our shares.

As at March 12, 2008, the Canadian and U.S. trading accounts of the Investment Companies held 9,408,232 Common Shares. Based on information provided to us for inclusion, at Mr. Melnyk's request, in our Annual Report on Form 20-F filed March 17, 2008, to Mr. Melnyk's knowledge, the accounts do not hold any derivatives or call options in respect of our securities. Mr. Melnyk advised that this securityholding information is based entirely on information obtained by Mr. Melnyk, after due inquiry, of the trustees of each of the Trusts or others. With respect to such information, Mr. Melnyk advised that he has made all appropriate inquiries as he deemed necessary to ensure that the information is accurate and complete; however, Mr. Melnyk provided this information to us strictly in reliance on the information provided to him and, therefore, advised that he was unable to, and expressly did not, guarantee the accuracy or completeness of the information provided to us. Mr. Melnyk is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries.

SECTION 5 DISCLOSURE OF COMPENSATION AND RELATED INFORMATION

COMPENSATION OF DIRECTORS

The Compensation, Nominating and Corporate Governance Committee is responsible for reviewing and recommending to the Board of Directors the compensation for our directors. The current director compensation regime is intended to achieve a number of objectives, including (i) to attract and retain highly qualified individuals to serve as directors; (ii) to recognize and fairly compensate for the substantial workload, time commitment, responsibilities and risks involved in serving as a director and committee member of a public company; and (iii) to promote a greater alignment between the long-term economic interests of directors and shareholders.

Elements of Director Compensation

Directors' compensation is paid only to non-management directors. For fiscal 2007, compensation to non-management directors was composed of (i) annual board fees, (ii) annual retainers for committee chairpersons and members, and (iii) meeting fees.

Annual Board Fees

Each non-management director is paid an annual board retainer (the "Base Retainer"), which amount is paid immediately following his or her election, re-election or appointment, as the case may be. In fiscal 2007, non-management directors were paid a Base Retainer of $50,000. As described below, directors may elect to receive up to 100% of the Base Retainer in the form of deferred share units ("DSUs"). In addition to their Base Retainer, non-management directors also receive an annual allocation of DSUs, which, in fiscal 2007, had a value of $110,000 at the time of grant, as further described below.

Annual Committee Retainers

Non-management directors are also entitled to annual retainers for serving on the committees of the Board, whether as Chairperson or as a member of such committees. In fiscal 2007, the Chairperson of the Audit Committee was paid a retainer of $20,000, the Chairperson of the Compensation, Nominating and Corporate Governance Committee was paid a retainer of $10,000 and the Chairperson of the Risk and Compliance Committee was paid a retainer of $5,000. In fiscal 2007, each member of the Audit Committee (other than the Chairperson) was paid a retainer of $10,000, and each member of the other standing committees of the Board (other than the Chairpersons of such committees) was paid a retainer of $5,000 per committee. Committee retainers are paid upon the director's appointment as Chairperson or member of the committee, as the case may be. Under the DSU Plans (as defined below), the Chairpersons and other members of these committees may elect to receive all or part of their committee retainers in the form of DSUs.

Meeting Fees

Non-management directors are also paid a fee for their attendance at each meeting of the Board or standing committee. In fiscal 2007, the non-management directors received $1,500 for each meeting of the Board they attended, and $1,500 for each committee meeting they attended. Payment of each meeting fee was made following the applicable meeting. Prior to November 7, 2007, when a committee meeting was held on the same day as a Board meeting, non-management directors received only $750 for attending each such committee meeting (the full $1,500 fee was paid for attendance at the Board meeting). Effective November 7, 2007, non-management directors receive a fee of $1,500 for each Board or committee meeting, regardless of whether such meeting is held on the same day as another meeting.

Other Compensation

We also pay travel fees in connection with Board and committee meetings. Directors who require air travel and an overnight stay in connection with a Board or committee meeting are provided an additional $2,000 for each such meeting attended in compensation for travel time.

Chairman Compensation

Effective May 1, 2008, Dr. Squires was appointed Chairman of the Board. In connection with this appointment, Dr. Squires entered into a chairman agreement with us dated as of May 1, 2008 (the "Chairman Agreement"), which sets out the services to be performed by Dr. Squires and the compensation to be provided to him in his capacity as Chairman of the Board.

Under the Chairman Agreement, following his election to the Board at the Meeting, Dr. Squires is entitled to an annual retainer of $150,000 and an annual allocation of DSUs equal to $150,000. Upon execution of the Chairman Agreement, Dr. Squires is entitled to receive a prorated portion of his annual retainer and annual DSU allocation for the period between May 1, 2008 (the date of his appointment as Chairman of the Board) and June 25, 2008 (the date scheduled for the Meeting). In addition, Dr. Squires is also entitled to a fee of $282,740 for the provision of certain transition services in his capacity as Chairman of the Board, related to the Company's recent Chief Executive Officer succession arrangement. Dr. Squires will be reimbursed for all reasonable expenses incurred in connection with his performance of services as Chairman of the Board. The compensation paid to Dr. Squires is in lieu of the compensation that non-management directors generally are entitled to receive.

The term of the Chairman Agreement ends on June 1, 2009, unless earlier terminated or extended by mutual agreement of the parties. The term will automatically be terminated if Dr. Squires is not elected to the Board at the Meeting.

Equity-based Compensation for Directors

Options (historical)

Prior to 2005, non-management directors were compensated, in part, with options. As a result, certain of our current non-management directors still hold options that were granted to them in their capacity as directors, as follows: Dr. Laurence Paul — 20,000 options; and Michael Van Every — 10,000 options, in each case, all such options are exercisable. Dr. Squires, who became a non-management director effective May 1, 2008, held 575,033 options as of May 6, 2008, which he received in his capacity as the former Chief Executive Officer, all of which are exercisable.

Deferred Share Units

On May 4, 2005, the Board of Directors adopted Deferred Share Unit Plans (the "DSU Plans") for our non-management directors. A DSU entitles a non-management director, upon ceasing to be an employee, officer or director of our Company, to receive an amount having the same value as one Common Share. We issue DSUs with the objective of enhancing our ability to attract and retain highly qualified individuals to serve as directors. Some of the key features of the DSU Plans are described below:

  •
  Directors are granted a significant portion of their annual compensation in DSUs (in fiscal 2007, directors were granted an annual allocation of $110,000 in DSUs), and also may elect to receive up to 100% of their Base Retainer and annual committee retainers, as applicable, in the form of DSUs;

  •
  The number of DSUs granted to a director is calculated by dividing the annual DSU allocation by the volume weighted average trading price of the Common Shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume weighted trading price);

  •
  When cash dividends are paid on our Common Shares, each director's DSU account is credited with an additional number of DSUs, calculated by dividing the aggregate cash dividend to which a director would have been entitled if each DSU held were a Common Share, by the closing price of the Common Shares on the TSX or the NYSE, based on where the majority of the trading volume and value occurs, on the dividend payment date; and

  •
  The value of DSUs is redeemable following the event by which the director ceased to be an employee, officer or director of our Company. DSUs are settled with the director (or if the director has died, with his or her estate, as the case may be) in the form of one lump sum cash payment or, in the case of Canadian directors, one or two lump sum cash payments, less any amounts to be withheld by applicable law. Under the Canadian DSU Plan, Canadian directors may select the date or dates on which their DSUs are redeemed.

Summary of Compensation Paid to Directors in Fiscal 2007

The following table summarizes the total compensation paid to directors who served during the year ended December 31, 2007.

DIRECTORS' COMPENSATION FOR FISCAL 2007

Name	Base Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Travel Fees ($)	All Other Compensation ($)	Annual DSU Allocation ($)	Total Fees ($)	Portion of Base Retainer and Annual Committee Retainers taken in DSUs (%)

Wilfred G. Bristow(1)	50,000	—	5,000	21,750	12,750	—	—	110,000	199,500	100%
Eugene N. Melnyk(2)	—	—	—	—	—	—	—	—	—	N/A
Dr. Laurence E. Paul	50,000	—	15,000	21,750	24,000	12,000	—	110,000	232,750	Nil
Sheldon Plener(3)	50,000	5,000	—	24,000	5,250	—	—	110,000	194,250	Nil
Lloyd M. Segal(4)	27,000	—	2,700	3,000	—	—	—	59,400	92,100	Nil
Jamie C. Sokalsky(5)	50,000	—	10,000	17,250	12,000	—	—	110,000	199,250	Nil
Dr. Douglas J.P. Squires(6)	—	—	—	—	—	—	—	—	—	N/A
Michael R. Van Every	50,000	20,000	5,000	23,250	27,000	8,000	36,000(8)	110,000	279,250	Nil
William M. Wells(7)	50,000	10,000	15,000	23,250	25,500	2,000	24,000(8)	110,000	259,750	100%
(1)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(2)
Mr. Melnyk retired as a director of Biovail Corporation effective June 30, 2007. He received no compensation as a director.

(3)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(4)
Mr. Segal was appointed as a director effective December 7, 2007. The amounts of Mr. Segal's annual board retainer, annual committee retainer as member of the Risk and Compliance Committee and annual DSU allocation received in fiscal 2007 were prorated based on the 28-week period between the date of Mr. Segal's appointment to the Board of Directors and June 25, 2008, the scheduled date for the 2008 annual meeting of shareholders.

(5)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(6)
In fiscal 2007, Dr. Squires received no compensation as a director. Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer and, as a result, he now is a non-management director.

(7)
Effective May 1, 2008, Mr. Wells was appointed our Chief Executive Officer and is no longer a non-management director and is no longer entitled to receive compensation as a director.

(8)
These amounts represent fees paid in 2007 in connection with the performance by Mr. Van Every and Mr. Wells of certain additional services as directors relating to regulatory investigations.

Summary of Directors' Share Ownership

To support the alignment of directors' interests with our interests and those of our shareholders, non-management directors are expected, in accordance with our Corporate Governance Guidelines, to hold or control Common Shares, DSUs, RSUs or a combination thereof, equal in value to at least three times their Base Retainer within three years of being elected or appointed to the Board. The following table summarizes the current holdings of our Common Shares (excluding options), DSUs and RSUs by our non-management directors as at December 31, 2007 and December 31, 2006:

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs and RSUs (#)	Total (Common Shares, DSUs and RSUs) (#)	Total "At Risk" Value of Common Shares, DSUs and RSUs ($)(1)	Stock Ownership Target ($)	Target Date for Stock Ownership
Wilfred G. Bristow(2)	2007 2006 Change	7,000 7,000 Nil	22,379 14,352 +8,027	29,379 21,352 +8,027	395,441 451,808 -56,367	150,000	Already Met
Dr. Laurence E. Paul	2007 2006 Change	28,000 28,000 Nil	16,065 10,631 +5,434	44,065 38,631 +5,434	593,115 817,432 -224,317	150,000	Already Met
Sheldon Plener(3)	2007 2006 Change	1,000 1,000 Nil	16,067 10,631 +5,436	17,067 11,631 +5,436	229,722 246,112 -16,390	150,000	Already Met
Lloyd M. Segal(4)	2007 2006 Change	500 — N/A	4,002 — N/A	4,502 — N/A	60,597 — N/A	150,000	December 7, 2010
Jamie C. Sokalsky(5)	2007 2006 Change	Nil Nil Nil	16,067 10,631 +5,436	16,067 10,631 +5,436	216,262 224,952 -8,690	150,000	Already Met
Douglas J.P. Squires(6)	2007 2006 Change	20,000 20,000 Nil	125,000 Nil +125,000	145,000 20,000 +125,000	1,951,700 423,200 +1,528,500	450,000	Already Met
Michael R. Van Every	2007 2006 Change	2,000 2,000 Nil	16,067 10,631 +5,436	18,067 12,631 +5,436	243,182 267,272 -24,090	150,000	Already Met
William M. Wells(7)	2007 2006 Change	30,000 Nil 30,000	24,358 15,049 +9,309	54,358 15,049 +39,309	731,659 318,437 +413,222	N/A	N/A
(1)
The "at risk" value of the Common Shares, DSUs and RSUs is based upon the closing price of the Common Shares on the last day of trading on the NYSE in 2006 ($21.16) and 2007 ($13.46), as applicable.

(2)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008. Since Mr. Bristow has resigned as director, these DSUs may now be redeemed and settled in cash with Mr. Bristow.

(3)
Mr. Plener resigned from the Board of Directors effective February 25, 2008 and his DSUs have now been redeemed and settled in cash with Mr. Plener.

(4)
Mr. Segal was appointed as a director effective December 7, 2007.

(5)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008. Since Mr. Sokalsky has resigned as director, these DSUs may now be redeemed and settled in cash with Mr. Sokalsky.

(6)
Effective May 1, 2008 Dr. Squires ceased to be serve as our Chief Executive Officer and, as a result, he now is a non-management director.

(7)
Effective May 1, 2008, Mr. Wells was appointed our Chief Executive Officer and, as a result, no longer qualifies as a non-management director.

REPORT ON EXECUTIVE COMPENSATION

This Report on Executive Compensation is dated March 17, 2008 and was initially prepared by the then Compensation, Nominating and Corporate Governance Committee for inclusion in our Annual Report on Form 20-F. Updates to the information contained herein have been provided in the footnotes to this Report.

Composition and Independence of the Compensation, Nominating and Corporate Governance Committee

As of the date of this Report, the Compensation, Nominating and Corporate Governance Committee was comprised of William Wells (Chairperson), Wilfred Bristow, Dr. Laurence Paul and Michael Van Every.(1) Following our 2007 annual general and special meeting of shareholders, Mr. Wells was appointed to the Compensation, Nominating and Corporate Governance Committee and replaced Mr. Bristow as Chairperson of this Committee, with Mr. Bristow remaining a member of this Committee. Each member of the Compensation, Nominating and Corporate Governance Committee is independent under each of the tests established by legal and stock exchange requirements to which we are subject. As at March 17, 2008, none of the members of the Compensation, Nominating and Corporate Governance Committee was a chief executive officer of a publicly-traded entity.(2) In 2007, at all meetings of the Compensation, Nominating and Corporate Governance Committee, the committee members met without any member of management being present for a portion of the meeting. The members of the Compensation, Nominating and Corporate Governance Committee have expertise in executive compensation as a result of their respective professional backgrounds and experiences, including that: two of the directors have each served as members of our Compensation, Nominating and Corporate Governance Committee for over five years and one of these directors also serves on the compensation committee of a major not-for-profit corporation; and one of the other directors has been a member of the compensation committee of another Canadian public company for approximately three years, and has completed the Director Education Program and received the professional designation for directors in Canada.(3) As such, the Board of Directors believes the Compensation, Nominating and Corporate Governance Committee collectively has the knowledge and experience necessary to fulfill its mandate, as described below.

Mandate of the Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee establishes our overall compensation policy and objectives. The mandate of the Compensation, Nominating and Corporate Governance Committee as it relates to compensation includes, among other things, responsibility for (i) reviewing and recommending corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of such goals and objectives, and, either as a Committee or together with other independent directors, determining and approving the compensation level for the Chief Executive Officer based on such evaluation; (ii) reviewing and recommending to the Board of Directors compensation of other executive officers; (iii) recommending to the Board of Directors the non-equity compensation plans and equity-based compensation plans in which officers and employees participate; (iv) reviewing and approving arrangements with executive officers relating to their employment relationships; (v) recommending compensation for members of the Board of Directors; (vi) approving and monitoring our insider trading and share ownership policies; and (vii) reviewing and where appropriate, preparing, and providing recommendations to the Board of Directors regarding compensation disclosure.

The Compensation, Nominating and Corporate Governance Committee discharges its responsibilities pursuant to a written charter, reviewed annually to respond to regulatory developments, current best practices and our Company's needs. A copy of the current charter of the Compensation, Nominating and Corporate Governance Committee, as approved by the Board of Directors, has been posted on our website (www.biovail.com).

Our Chief Executive Officer and our Senior Vice-President, Corporate Human Resources and Information Technology work closely with the Compensation, Nominating and Corporate Governance Committee and provide recommendations to this Committee regarding executive compensation, except that the Chief Executive Officer and Senior Vice-President, Corporate Human Resources and

(1)
This report is as of March 17, 2008 and refers to the composition of the Compensation, Nominating and Corporate Governance Committee at that time. However, as a result of the appointment of Mr. Wells as Chief Executive Officer and the resignation of Mr. Bristow, the composition of the Compensation, Nominating and Corporate Governance Committee has changed since March 17, 2008 with Dr. Paul being appointed as Chairperson of the Committee and Mr. Segal being appointed as a member of the Committee. The Compensation, Nominating and Corporate Governance Committee is currently composed of Dr. Laurence E. Paul (Chairperson), Mr. Lloyd M. Segal and Mr. Michael Van Every.

(2)
Currently, only one member of the Compensation, Nominating and Corporate Governance Committee is a chief executive officer of a publicly traded entity.

(3)
The current members of the Compensation, Nominating and Corporate Governance Committee also have expertise in executive compensation as a result of their respective professional backgrounds and experiences, including that: one of the directors has served as member of our Compensation, Nominating and Corporate Governance Committee for over five years and also serves on the compensation committee of a major not-for-profit corporation; one of the directors has been a member of the compensation committee of another Canadian public company for approximately three years, and has completed the Director Education Program and received the professional designation for directors in Canada; and one of the directors is currently chief executive officer of a Canadian public company. As such, the Board of Directors continues to believe the Compensation, Nominating and Corporate Governance Committee collectively has the knowledge and experience necessary to fulfill its mandate, as described below.

Information Technology do not make recommendations regarding their own compensation.

Key Initiatives of the Compensation, Nominating and Corporate Governance Committee

In accordance with its mandate, the Compensation, Nominating and Corporate Governance Committee made the following key changes to our compensation policies, plans and arrangements in 2007 and early 2008, which changes are designed to better serve our compensation objectives (as described below), to reflect current industry practices, and to comply with changes in laws, rules and regulations. The changes outlined below are in addition to the general review of our executive compensation packages, which the Compensation, Nominating and Corporate Governance Committee undertakes on an annual basis.

  •
  Reviewed and revised our equity compensation incentives, introducing, by way of the 2007 Equity Compensation Plan approved by shareholders at the 2007 annual meeting, restricted share units ("RSUs") and the authority to impose performance-based vesting to our equity compensation. Criteria specific to the award of equity compensation were established, incorporating an assessment of future potential of the individual.

  •
  Reviewed and revised our short-term incentive plan (the "Short-Term Incentive Plan") to cause the percentage of target incentive that is actually paid out to an officer or employee to vary in direct relation to performance of prescribed corporate, divisional and individual performance objectives. Target amounts, objectives and relative weightings of objectives were examined and adjusted, where appropriate. An individual performance multiplier mechanism was also adopted to permit the objective-based assessment to be further adjusted to reflect overall individual performance.

  •
  Directed the enhancement of our compensation-related disclosure with reference to the requirements of the SEC and the proposed future requirements of the Canadian Securities Administrators.

  •
  Created and updated the standard for executive employment agreements to, among other things, better align our executive arrangements on a going-forward basis with current market practice, encourage a harmonization of fundamental terms and reflect the recent amendments to our compensation plans. In connection with this review, a policy regarding to whom employment agreements shall be offered on a going-forward basis was also developed.

  •
  Re-evaluated and updated our comparator group of companies used for compensation purposes (as discussed below).

  •
  Implemented a measurement matrix that facilitates a more objective measure of performance goal achievements by executive officers under our Short-Term Incentive Plan.

  •
  Reviewed and revised the Chief Executive Officer's compensation package and employment agreement to, among other things, more closely align his compensation with that of the chief executive officers at the comparator group of companies.

  •
  Formalized, as a requirement in our Corporate Governance Guidelines, the expectation that non-management directors hold or control Common Shares, DSUs or a combination thereof, equal in value to at least three times their Base Retainer within three years of being elected or appointed to the Board.(4)

Compensation Objectives

The Compensation, Nominating and Corporate Governance Committee has established the following objectives for executive compensation: (i) attract, motivate and retain key personnel; (ii) link executive compensation to overall corporate performance; and (iii) motivate officers to act in the best interests of shareholders. The Compensation, Nominating and Corporate Governance Committee reviews our compensation objectives each year to determine if revisions are necessary in light of industry practices and emerging trends, our corporate and strategic goals or other relevant factors.

Our compensation program consists of three key elements: (i) base salary; (ii) short-term incentives in the form of a cash bonus; and (iii) equity-based incentives in the form of option and RSU awards (each as further described below). Each of these elements assists in achieving one or more of our compensation objectives.

Attract, Motivate and Retain Key Personnel

The Compensation, Nominating and Corporate Governance Committee recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain our position as a leader within our segment of the pharmaceutical industry. This is particularly true for most of our senior officers, who have a significant influence on corporate performance. The key elements of our executive

(4)
Our Corporate Governance Guidelines were clarified on May 7, 2008 to also include RSUs for this purpose.

compensation program that are designed to achieve this objective include:

  •
  Base salary and short-term and equity-based incentives for executives are benchmarked with reference to similar positions in a comparator group, ensuring that total compensation is competitive in today's market.

  •
  As many public companies have recently done, we introduced whole share awards as part of our 2007 Equity Compensation Plan. Executives are now eligible for equity-based incentive compensation that includes a mix of options and RSUs. The introduction of RSUs and the availability of a mix of equity-based compensation was designed to, amongst other things, maintain the competitiveness of our compensation package and thereby attract and retain officers and employees. As RSUs can deliver compensation value in times of flat or declining share prices, the use of RSUs can serve as an effective retention mechanism.

  •
  The three year vesting periods of equity compensation awards for executive officers (five years in the case of the Chief Executive Officer's performance-vesting RSUs), coupled with the prospect of forfeiture of unvested awards as mandated by the 2007 Equity Compensation Plan in the event of voluntary resignation, also encourage continued service.

  •
  Both the Short-Term Incentive Plan and the 2007 Equity Compensation Plan seek to motivate officers and employees by rewarding performance. Under the Short-Term Incentive Plan, the percentage of the target cash bonus actually paid out to executive officers is based, in part, on the performance of their business group or division, intended to motivate their managerial performance. As well, if an officer exhibits outstanding overall individual performance, what would otherwise be his or her cash bonus payout can be adjusted upwards to a maximum of 1.5 times.

Link Executive Compensation to Overall Corporate Performance

The Compensation, Nominating and Corporate Governance Committee believes that compensation paid to executive officers should be closely aligned with our overall corporate performance. The elements of compensation have been designed to strengthen this alignment, including in the following key respects:

  •
  The determination of the amount of base salary and the amount of the increase to the base salary are based, in part, on our overall performance.

  •
  Under the Short-Term Incentive Plan, the amount of the cash bonus payable to executive officers is based on the achievement of certain pre-determined corporate and divisional objectives, each of which is expected to affect overall corporate performance. These objectives include annually set financial and cost containment, product development and acquisition, risk management, organizational/operational and communication objectives and other objectives targeted to the executives' areas of responsibilities.

Motivate Officers to Act in the Best Interests of Shareholders

The Compensation, Nominating and Corporate Governance Committee seeks to align the interests of the executive officers with those of our shareholders. The ways in which the elements of compensation achieve this objective include the following:

  •
  A significant proportion of executive compensation is awarded through equity compensation. The value of these awards is directly tied to the market price of our Common Shares.

  •
  Options, which ultimately have value only to the extent to which the price of our Common Shares on the date of exercise exceeds the grant date exercise price, serve to motivate executive officers to maximize the value of the Common Shares.

  •
  The Chief Executive Officer was granted RSUs, the vesting of which is dependent on the level of total shareholder return achieved over a five year vesting period, as compared to the comparator group. The better our total shareholder return, as measured against the comparator group, the greater the multiple of RSUs that vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting.

Measures Undertaken to Support Compensation Objectives

Independent Compensation Consultant

In accordance with its mandate, the Compensation, Nominating and Corporate Governance Committee has sole authority to retain for itself consultants, including with respect to compensation matters, and to approve related fees and retention terms for the consultants. In both the initial selection of and its annual review of its compensation consultant, the Compensation, Nominating and Corporate Governance Committee considered the following factors:

  •
  Independence:

  •
  Current or previous retainers with us or our management and the nature of services provided in connection with any of those retainers, including whether services were/are related to compensation matters

    •
    Financial independence — measured by total fee amount for other services provided to us

    •
    Level of independence among business units, to the extent other services are being provided to us

  •
  Familiarity with our business:

  •
  Knowledge of the pharmaceutical industry in Canada, the U.S. and worldwide

  •
  Specific knowledge of our company, our management and the Board of Directors

  •
  Knowledge of current industry practices and emerging trends

  •
  Depth of knowledge on compensation matters and specialized areas of expertise

  •
  Range of services offered

  •
  In-depth knowledge of corporate governance issues and requirements

  •
  Potential conflicts of interest with our competitors or others

  •
  Cost of services

  •
  Degree of availability and accessibility, including ability to deliver promptly on commitments

  •
  References from business contacts

  •
  Evaluation against a selection of potential consultant peers

  •
  Status of current relationship and satisfaction with any previous services provided

Since 2004, the Compensation, Nominating and Corporate Governance Committee has engaged the services of Mercer (Canada) Limited ("Mercer") as an independent consultant to provide advice on compensation matters. Mercer reports directly to the Compensation, Nominating and Corporate Governance Committee. In its role as compensation consultant, Mercer has conducted an annual review of our executive compensation programs for the past three years.

For 2007, the Compensation, Nominating and Corporate Governance Committee once again selected Mercer to provide compensation analysis and advice on an ongoing basis throughout the year. The services provided by Mercer to the Compensation, Nominating and Corporate Governance Committee during 2007 included the following: (i) review of our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels, and total direct compensation of certain senior positions, against those of a comparator group of similar-sized North American pharmaceutical companies; (ii) making recommendations for changes to the compensation package of the Chief Executive Officer; (iii) review of director compensation levels and trends at both pharmaceutical companies in the U.S. and large Canadian companies; (iv) assistance in developing and implementing revisions to the existing equity-based incentive plan, including a review of our historical practices for the granting of equity-based incentives and a comparison of these granting practices to equity-based incentive grant levels among other companies in the North American market; (v) making recommendations for changes to the standard for our executive employment agreements, as well as to general severance provisions for those not eligible for individual agreements; and (vi) making recommendations for the update of our comparator group for compensation purposes, as further described below.

The Compensation, Nominating and Corporate Governance Committee used the advice and analysis of Mercer, together with other factors the Committee considered appropriate, in reaching its recommendations relating to, among other things, Chief Executive Officer compensation, executive officer compensation, non-management director compensation, the amendments to our Short-Term Incentive Plan, the amendments to our predecessor stock option plan, including the introduction of RSUs and the resultant 2007 Equity Compensation Plan, the creation of an updated standard for our executive employment agreements and the selection of companies forming our comparator group for compensation purposes. The decisions made by the Compensation, Nominating and Corporate Governance Committee are solely the responsibility of the Committee and reflect factors and considerations in addition to the information and recommendations provided by Mercer.

During fiscal 2007, Mercer attended one or more portions of seven meetings of the Compensation, Nominating and Corporate Governance Committee, both with and without management present. In addition, Mercer met with the Chair of the Compensation, Nominating and Corporate Governance Committee on a number of other occasions in preparation for committee meetings with respect to compensation matters.

During fiscal 2007, in addition to the compensation-related services provided to the Compensation, Nominating and Corporate Governance Committe, as described above, Mercer also provided certain additional services to our management and certain of our affiliates that were not related to such services, including services related to retirement communication, health and benefit consulting and administration and investment consulting. However, the business unit of Mercer that provides compensation-based services is separate and independent from those business units of Mercer that provide these other services. The total fees for services provided to us by Mercer in the 2007 fiscal year are set out below:

Type of Fee	Amount of Fee		Percentage of Total Fees for Services Provided in 2007
For compensation-related services carried out for the Compensation, Nominating and Corporate Governance Committee	$174,590		47%
For additional services provided to the Company	$200,223		53%
Total Annual Fees	$374,813	(1)	100%
(1)
In addition, Mercer is part of the Marsh & McLennan family of companies and, in addition to the fees that were paid to Mercer, we have also paid in 2007 fees of approximately US$1,513,000 and CDN$95,000 and have accrued fees of approximately US$418,000 in respect of services provided by other members of the Marsh & McLennan group.

The independence of Mercer, as compensation consultant, has been reviewed and confirmed by the Compensation, Nominating and Corporate Governance Committee.

Comparator Group

The Compensation, Nominating and Corporate Governance Committee benchmarks each executive officer's total compensation to compensation for similar positions in a comparator group of companies that the Committee has compiled with assistance from Mercer. The benchmarking process provides the Committee with a valuable reference; however, it is not used as a determinative source from which compensation levels are set. Generally, the Compensation, Nominating and Corporate Governance Committee targets approximately the 50th percentile of the comparator group with respect to total compensation of executives. However, the Compensation, Nominating and Corporate Governance Committee preserves flexibility to make adjustments to such general reference points to respond to, and adjust for, the evolving business environment. In addition, as we have several key functional executives in Canada, our annual compensation review also includes a comparative analysis against all publicly-traded Canadian companies with revenue between $500 million and $2 billion.

The Compensation, Nominating and Corporate Governance Committee, with the assistance of Mercer, re-evaluated and updated the comparator group during 2007. In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry, both in Canada and the U.S. Based on this analysis, the Committee has established a comparator group of similar-sized North American pharmaceutical companies consisting of:

King Pharmaceuticals, Inc.	Charles River Laboratories International, Inc.
Watson Pharmaceuticals, Inc.	Valeant Pharmaceuticals International
Perrigo Company	Sepracor Inc.
Barr Pharmaceuticals, Inc.	Endo Pharmaceuticals Holdings Inc.
Mylan Laboratories Inc.	Alpharma Inc.
Cephalon, Inc.	Medicis Pharmaceutical Corporation
Invitrogen Corporation

Elements Used to Achieve Compensation Objectives

The compensation package for executive officers has three principal components:

  •
  competitive base salary;

  •
  short-term incentives in the form of a performance-based cash bonus under our Short-Term Incentive Plan; and

  •
  equity-based incentives in the form of options and RSUs under our 2007 Equity Compensation Plan.

The chart below sets out the relative weighting of each component of the targeted total compensation for each Named Executive Officer (as defined below) and our other senior vice-presidents as a group in respect of fiscal 2007.

	Percentage of Targeted Total Direct Compensation
Named Executive Officer	Base Salary	Short-Term Incentives	Equity-based Incentives (Options/RSUs)
Dr. Douglas J.P. Squires(1) Chief Executive Officer	23%	17%	60%
Kenneth G. Howling(2) Senior Vice-President and Chief Financial Officer	38%	19%	43%
Eugene N. Melnyk(3) President BLS	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	40%	20%	40%
Greg Gubitz Senior Vice-President, Corporate Development	38%	19%	43%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	38%	19%	43%
Other Senior Vice-Presidents	47%	23%	30%
(1)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(2)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was reassigned to a non-officer position. Mr. Adrian de Saldanha has been appointed our Interim Chief Financial Officer.

(3)
Mr. Melnyk's compensation package included contractually agreed, as opposed to targeted, compensation amounts. Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries.

In allocating among the elements of compensation, we structure a significant portion of executive compensation as pay for performance or "at-risk" compensation, as we believe that incentive pay appropriately rewards employees for their contribution to our overall performance when such performance meets or exceeds objectives. We also seek to align compensation with both corporate performance and shareholder value. In this regard, the value of our short-term incentives, in the form of a cash bonus, is dependent on the achievement of pre- determined corporate, divisional and individual performance objectives, while the value of our equity-based incentives, in the form of option and RSU awards, is derived from, the value of our Common Shares. In allocating between short-term and equity-based compensation, we seek to balance between rewarding past performance and future potential, both of which we view as critical for our executives to exhibit. In that respect, cash bonuses, being dependent, in large part, on the achievement of corporate, divisional and individual objectives are primarily designed to reward the past performance of both our Company and the individual; whereas, in determining option and RSU awards, the Committee seeks to reward future potential and expected long-term performance of the executives by basing such awards, in part, on their demonstration of exceptional effort, critical skills and key talents.

The actual compensation awarded or paid to each of our Named Executive Officers in 2007 is set out in a table below under the heading "— Compensation of Named Executive Officers" on page 46 of this Circular.

Base Salary

Base salary levels are determined by evaluating (i) individual factors, such as the role, level of responsibility and contribution of each executive; (ii) market factors, through benchmarking to the comparator group described above; and (iii) our financial performance. Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers, with a view to these factors and recommends to the Board of Directors adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating individuals who are assessed to be integral to enhancing corporate performance and shareholder value. The amount of any increase to an executive officer's base salary is influenced by performance with reference to the achievement of corporate and divisional objectives. A salary increase is not automatic, and executive officers with an overall performance that is unacceptable would typically not receive a salary increase, among other things.

The base salaries paid to the Named Executive Officers in 2007 are set out below under "— Compensation of Named Executive Officers" on page 46 of this Circular.

Short-Term Incentive Compensation

Short-term incentive compensation is in the form of a cash bonus and is designed to give executives a strong incentive to maintain focus on continuous improvement of results through the achievement of corporate, divisional and individual objectives.

Target Bonus

A target bonus is established for each executive officer. In respect of 2007, the Chief Executive Officer's target cash bonus was set at 75% of his base salary and the other Named Executive Officers' target cash bonuses were set at 50% of their respective base salaries, other than Mr. Melnyk, who did not receive a short-term cash bonus. These target bonuses are reviewed by the Compensation, Nominating and Corporate Governance Committee annually, and are compared against those of our comparator group. Target bonuses to our Named Executive Officers are set at approximately the 50th percentile of our comparator group.

Performance Objectives

The actual amount of an executive's cash bonus is determined, initially, on the level of achievement of certain pre-determined corporate, divisional and individual objectives. Annually, the Board of Directors and management engage in a strategic planning process, which forms the basis of these objectives. These objectives represent short-term milestones against which we measure progress towards longer-term strategic goals.

For 2007, the relative weighting of these corporate, divisional and individual objectives for the Named Executive Officers, other than the Chief Executive Officer and Mr. Melnyk, was as follows:

  •
  50% on achievement of corporate objectives; and

  •
  50% on achievement of divisional/individual objectives.

The weighting between corporate and divisional/individual objectives for these executives is designed to make them equally accountable both for their impact on their division and for their division's impact on corporate performance. As described further below, for the Chief Executive Officer, short-term incentives were based 100% on achievement of corporate goals, which recognized his role in and impact on corporate performance. Mr. Melnyk was not eligible for a cash bonus.

With the assistance of Mercer, we have developed a matrix for each executive officer, which we use to assess the achievement of these corporate and divisional/individual objectives. The matrix has been designed to promote an objective assessment of the level of achievement of each objective. The various elements of this matrix are described below.

The corporate objectives fall within the following categories: financial and cost containment; product development and acquisition; risk management; organization/operational; and communication. These categories of objectives have been selected because they relate to the key areas that we have identified as fundamental in supporting our growth and long-term strategy. Within each category of corporate objectives the executive's matrix will identify a number of specific, measurable corporate objectives based on that executive officer's position and responsibilities.

In 2007, the corporate objectives for Named Executive Officers (other than Mr. Melnyk) generally included the following:

  •
  Financial and cost containment — revenue, gross margin, net income and earnings per share goals, cost reduction measures (including in relation to the cost of non-compliance and cost of goods sold) and monitoring and managing headcounts;

  •
  Product development and acquisition — generation of new product opportunities, support of business development initiatives, development of intellectual property and maintenance and expansion of business development relationships;

  •
  Risk management — ongoing implementation of and compliance with systems and policies designed to mitigate and manage risks in key areas (including continuity of supply, intellectual property protection, reputational risk, security and clinical, regulatory and medical affairs), compliance with applicable laws and regulations, management of intellectual property portfolio and management of litigation;

  •
  Organization/operational — succession planning, implementation of short-term and equity-based incentive compensation plans, and development and maintenance of management and organizational structures; and

  •
  Communication — articulation of corporate strategy externally and internally and communication with analysts and investor groups.

The Compensation, Nominating and Corporate Governance Committee also evaluates, using the matrix, each executive officer's divisional/individual objectives, which relate to both the business group over which that particular executive officer has responsibility and the individual's performance as head of such business group. The achievement of divisional/individual objectives is based on that business group's achievement of its identified goals over the performance period. The divisional/individual objectives vary from business group to business group and individual to individual based on the type of contributions that are expected of each group or head of each group, as the case may be, toward our key priorities. For those executive officers who have responsibility for more than one business group, the divisional/individual objectives are based on a combination of the achievements of the associated groups. Divisional/individual objectives are designed to link the payment of short-term incentives to the contribution to corporate success that flows from the performance of our business groups.

Individual Performance Multiplier

Once a preliminary indication of the officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of overall individual performance is conducted that can either increase, decrease or eliminate entirely what would have otherwise been the appropriate bonus amount coming out of the preliminary measure of objective achievement. Each officer's overall performance is reviewed and assigned a performance rating. Once the performance rating is assigned, the preliminary bonus amount is increased or decreased by an individual performance multiplier within the range assigned to that particular performance rating. Currently, the individual performance multipliers are allocated as follows:

Performance Rating	Individual Performance Multiplier Range
Outstanding Results	1.2 to 1.5
Exceeds Expectations	1.0 to 1.2
Achieves Expectations	0.75 to 1.0
Needs Improvement	0 to 0.5
Unacceptable	0

As a result of the individual performance multiplier, it is possible that an officer will not receive any cash bonus where the participant's overall performance has been rated as needing improvement or unacceptable. The decision not to award a bonus in this circumstance is at the discretion of the Compensation, Nominating and Corporate Governance Committee. Conversely, where an individual's overall performance is rated as outstanding, the Short-Term Incentive Plan is designed to reward these outstanding results with a cash bonus in excess of the bonus assessed in the manner described above. In addition, if it is determined that an executive officer has engaged in conduct that violates our policies, we may withhold, at the discretion of the Senior Vice-President, Corporate Human Resources and Information Technology, all or part of such officer's cash bonus under our Short-Term Incentive Plan.

Cash Bonuses Awarded

As a result of the Compensation, Nominating and Corporate Governance Committee's evaluation, for the year ended December 31, 2007, all nine members of our senior management received a cash bonus less than their short-term incentive targets. The cash bonuses paid to the Named Executive Officers in respect of 2007 are set out below under "Compensation of Named Executive Officers".

The following table sets out the target and actual cash bonus paid to each Named Executive Officer in respect of 2007:

Name and Position	Target Bonus (% of Salary)	Payout Range (% of Salary)(1)	Target Bonus ($)(2)	Maximum Award ($)(2)(3)	Actual Bonus ($)(2)	Actual Bonus (% of Salary)
Dr. Douglas J.P. Squires(4) Chief Executive Officer	75%	0 - 112.5%	574,811	862,217	459,849	60.00%
Kenneth G. Howling(5) Senior Vice-President and Chief Financial Officer	50%	0 - 75%	208,912	313,368	182,798	43.75%
Eugene N. Melnyk(6) President BLS	N/A	N/A	N/A	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	50%	0 - 75%	221,947	332,920	196,423	44.25%
Greg Gubitz Senior Vice-President, Corporate Development	50%	0 - 75%	207,106	310,659	183,289	44.25%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	50%	0 - 75%	207,106	310,659	183,289	44.25%
(1)
These amounts range from the amount of bonus received where the individual performance multiplier is zero to the amount of bonus received where the individual performance multiplier is 1.5 times the full target range.

(2)
Exchange rate as at December 31, 2007 C$ to US$: 0.9303.

(3)
These amounts are based on achievement of full target bonus and an individual performance multiplier of 1.5 times such bonus.

(4)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(5)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(6)
Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries. Mr. Melnyk was not entitled to a cash bonus.

The following table sets out the level of achievement of corporate objectives and divisional/individual objectives, as a percentage of full achievement of all objectives in the category, and the total percentage of the target bonus achieved for each Named Executive Officer in connection with the assessment of the short-term incentives for the Named Executive Officers in respect of 2007:

Name and Position	Corporate Objectives	Divisional/ Individual Objectives	Total Percentage of Target Bonus
Dr. Douglas J.P. Squires(1) Chief Executive Officer	80%	N/A(2)	80%
Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	80%	95%	87.5%
Eugene N. Melnyk(4) President BLS	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	80%	97%	88.5%
Greg Gubitz Senior Vice-President, Corporate Development	80%	97%	88.5%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	80%	97%	88.5%
(1)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(2)
Dr. Squires' bonus was based 100% on corporate objectives.

(3)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(4)
Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries. Mr. Melnyk was not entitled to a cash bonus.

As the table above indicates, for all Named Executive Officers, the level of achievement of corporate objectives was assessed at 80%. The failure to meet the full target amount for corporate objectives resulted primarily from an assessment of objectives regarding product development and acquisition by the Compensation, Nominating and Corporate Governance Committee and the Chief Executive Officer (other than with respect to the assessment of his own bonus, in which he does not take part). This assessment concluded that the Company did not fully achieve expectations with respect to the creation, development or completion of product or other acquisition opportunities. As regards divisional/individual objectives, the difference in the level of achievement of our Chief Financial Officer, as compared to the other Named Executive Officers, related to the restatement of our financial statements in 2007.

Equity-Based Incentive Compensation

Our equity-based incentive plan is composed of option and RSU awards made under our 2007 Equity Compensation Plan. Options expire on the fifth anniversary of the date of grant and vest and become exercisable as determined by the Board of Directors. RSUs generally vest on the third anniversary date of the date of grant. The 2007 Equity Compensation Plan also permits the Board or, in certain circumstances, the Compensation, Nominating and Corporate Governance Committee to condition the granting or vesting of RSUs on specified performance criteria, as has been done in the case of the Chief Executive Officer, as described below under "— Chief Executive Officer" on page 41 of this Circular.

For a description of the material terms of our 2007 Equity Compensation Plan, including the material terms of options and RSUs, please see "— Equity Compensation Plan Information — 2007 Equity Compensation Plan" on page 51 of this Circular.

Target Award

Executive officers, including the Named Executive Officers, are entitled to participate in the 2007 Equity Compensation Plan. Executive officers are assigned an annual target amount for both options and RSUs, which target is subject to annual review and, where appropriate, revision. For all Named Executive Officers, 75% of the total value of the annual target of equity compensation is in options and 25% of the total value of the annual target is in RSUs. These target grants and the weighting between options and RSUs are based, among other things, on a review that included a canvass of the equity-based incentive plans and policies of our comparator group of companies and consultations with our independent compensation consultant, Mercer, throughout the process. The target grants of options and RSUs for performance in 2007 (which will be awarded in 2008) for each Named Executive Officer are set out below under "— Employment and Termination Agreements" on page 61 of this Circular.

Performance Objectives

In accordance with the 2007 Equity Compensation Plan, in determining the proportion of the target equity compensation to be actually awarded to executive officers, the Compensation, Nominating and Corporate Governance Committee considers the executive's performance and achievement of objectives, the achievement by the Company of its strategic goals and objectives and the contribution the executive has made or is expected to make in furtherance of our overall goals. Emphasis is placed on the future potential and expected long-term performance of the individual.

Equity compensation awards for both executive officers and employees are determined during our annual planning process in the first quarter of each year. The administration of the 2007 Equity Compensation Plan is supervised by the Compensation, Nominating and Corporate Governance Committee. The Board of Directors has the authority to determine, upon recommendation as appropriate from the Compensation, Nominating and Corporate Governance Committee, the time or times at which options and RSUs may be granted. Determination of the exercise price of options is governed by the 2007 Equity Compensation Plan and is based on the market price of our Common Shares, which is generally determined using the volume weighted average trading price for the five trading days immediately preceding the date of grant. Other than to ensure that the maximum number of options or RSUs is not exceeded, we do not consider the number or terms of outstanding options and RSUs in determining whether and how many options and RSUs will be granted.

Individual Performance Multiplier

Executive officers are rewarded for demonstrating exceptional efforts and abilities that suggest high future potential. Individuals who consistently exceed goals and job requirements and demonstrate key talents and superior performance surpassing expectations may be entitled to receive awards of RSUs and options that exceed their target, up to 1.5 times that target. Conversely, officers and employees exhibiting below standard performance may be ineligible for a payout of any of their target RSUs and options. Retention risk is also considered in awarding equity-based compensation.

The following guidelines have been developed to assist with awarding equity-based incentives to executives, as well as to our other officers and employees:

Performance Rating	Individual Performance Multiplier Range
High Potential — consistently exceeds goals and job requirements; demonstrates skills and strengths in applicable competencies; has the future capability to assume more senior roles; may be identified as a retention risk.	Up to 150% of target
Key Talent — consistently overachieves goals and job requirements, resulting in superior or excellent performance, which surpasses expectations; may be identified as a retention risk or who is deemed to be critical due to their technical knowledge or specialized skill set.	Up to 150% of target
Valued Contributor (Met All/At Standard) — consistently meets goals and adequately demonstrates job skills and competencies.	75% to 100% of target
Valued Contributor (Progressing) — progressing towards requirements; goals are consistently met and/or job skills and competencies are being developed; demonstrates noted improvement and is progressing towards meeting job requirements.	Up to 60% of target
Below Standard — fails to meet goals and/or demonstrate competencies.	Ineligible

Options and RSUs Granted

The number of options granted to each Named Executive Officer in 2007 for performance in 2006 is set out below under "— Compensation of Named Executive Officers" on page 46 of this Circular. In 2007, in addition to options, the Chief Executive Officer also received an award of performance-based RSUs not tied to 2006 performance. This grant resulted from a 2007 recommendation of the Compensation, Nominating and Corporate Governance Committee to move our Chief Executive Officer's compensation closer to the 50th percentile of the comparator group.

Chief Executive Officer(5)

The compensation package of the Chief Executive Officer is recommended by the Compensation, Nominating and Corporate Governance Committee and approved by all of the independent members of the Board. The Chief Executive Officer's compensation package consists of base salary, short-term incentives (cash bonus) and equity-based incentives (options and RSUs, including performance-based RSUs), as described below.

During 2007, the Compensation, Nominating and Corporate Governance Committee undertook a full review of Dr. Squires' compensation package, including his executive employment agreement, and, as a result, a number of changes were made. In addition to bringing Dr. Squires' compensation package into closer alignment with the market median, with reference to the comparator group, the amendments to his compensation package were designed to strengthen linkages between his compensation and our corporate performance, to enhance alignment between his interests and those of shareholders, and to reward and motivate his individual performance. The Committee recognizes the significance of the key strategic initiatives set forth for Dr. Squires with respect to the long-term as well as the short-term direction of the Company.

As Dr. Squires' target compensation in previous years was found to have been below the median level of compensation paid to other chief executive officers in the comparator group of companies, Dr. Squires' targeted compensation for 2007 and, as a result, the actual compensation paid to Dr. Squires, were increased in order to bring him closer to the median of these market benchmarks.

Dr. Squires' total annual targeted compensation was allocated as follows: 23% as base salary, 17% as a short-term incentive, and 60% as an equity-based incentive. The rationale for the allocation among elements of compensation is similar to that for other Named Executive Officers, as described above.

Base Salary

At the beginning of 2007, Dr. Squires' annual base salary was $725,000. During its extensive review in 2007 of the Chief Executive Officer's compensation, the Compensation, Nominating and Corporate Governance Committee recommended, and the independent directors approved, an increase, effective September 1, 2007, to $825,000, based on an analysis of the comparator group and other factors. As Chief Executive Officer, Dr. Squires' base salary was reviewed by the Compensation, Nominating and

(5)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer and Mr. Wells was appointed as our new Chief Executive Officer. The following summary relates to the compensation received by Dr. Squires in connection with fiscal 2007. For more information regarding the compensation to be received by Mr. Wells, please see "Employment and Termination Agreements" on page 61 of this Circular.

Corporate Governance Committee on an annual basis(6).

Short-Term Incentives

For 2007, Dr. Squires' target short-term incentive compensation was set at 75% of his base salary. This target had not changed from the previous year. Pursuant to the recommendations arising from the 2007 Chief Executive Officer compensation review and his revised employment agreement, Dr. Squires' target short-term cash bonus increased to 100% of his base salary for 2008.

For 2007, the objectives against which Dr. Squires' annual short-term incentive compensation was judged were based 100% on the achievement of certain corporate objectives, relating to financial and cost containment, product development and acquisition, risk management, organizational and communication, as further described above. Each of Dr. Squires' corporate objectives was assigned a relative weighting in his matrix, as follows: financial and cost containment — 40%; product development and acquisition — 30%; risk management — 20%; organizational — 5%; and communication — 5%. The objectives used to determine Dr. Squires' cash bonus, as well as the weighting of each of those objectives, were reviewed and updated on an annual basis with reference to current market practices and our compensation objectives. The assessment of these corporate objectives, coupled with an individual performance assessment, determine the total amount of cash bonus realized.

Based on the level of achievement of the corporate objectives during 2007 and Dr. Squires' overall individual performance, Dr. Squires was awarded a cash bonus of $489,849, representing approximately 60% of his 2007 base salary earnings, as reported above in the table under "Elements Used to Achieve Compensation Objectives — Short-Term Incentive Compensation — Cash Bonuses Awarded" and below in the table entitled "Compensation of Named Executive Officers". As such, Dr. Squires received less than his full target bonus.

The following table sets out the level of achievement assessed for the Chief Executive Officer in each category of corporate objectives, factoring in his individual multiplier, in connection with his short-term incentive for 2007:

Financial and Cost Containment	Product Development and Acquisition	Risk Management	Organization	Communication	Total
43/40	7.5/30	19.5/20	5/5	5/5	80/100

The rationale for this assessment and, in particular, the failure to achieve the full target amount for objectives relating to product development and acquisition is described above (see "Report on Executive Compensation — Cash Bonuses Awarded" on page 38 of this Circular).

Equity-based Incentives(7)

In determining the target and actual payout of the equity-based incentive component of the Chief Executive Officer's compensation, the Compensation, Nominating and Corporate Governance Committee considered, among other things, our performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

On March 23, 2007, under our then-existing 2006 Stock Option Plan and in respect of his performance in 2006, Dr. Squires was granted 150,000 options, 25% of which were exercisable upon grant and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010. These options expire five years from the grant date. Dr. Squires was eligible to participate in the 2007 Equity Compensation Plan. For performance in 2007, Dr. Squires' annual target under the 2007 Equity Compensation Plan was 112,550 options and 9,375 RSUs, representing a weighting of approximately 75% of the total value of his annual target equity compensation in options and 25% of the total value in RSUs.

In addition, as a result of the recommendations resulting from the Compensation, Nominating and Corporate Governance Committee's 2007 review of the Chief Executive Officer's compensation, our independent directors approved an additional award to Dr. Squires of 125,000 performance-based RSUs in November 2007. This additional grant of RSUs was designed to bring Dr. Squires' equity-based incentive compensation closer to the median mark of the comparator group of companies, both in terms of

(6)
In March 2008, Dr. Squires base salary was increased to $860,000.
(7)
The description of the equity-based compensation received by Dr. Squires is as described in the applicable option or RSU grant agreement. As a result of the termination of employment of Dr. Squires, the equity compensation awards held by Dr. Squires have changed. Please see "Employment and Termination Agreements" on page 61 of this Circular for a description of Dr. Squires' Separation Agreement (as defined below).

quantum and type. In accordance with the 2007 Equity Compensation Plan, the independent directors approved performance vesting criteria and conditions and a five-year vesting and performance period. The number of RSUs that will ultimately vest depends on our total shareholder return, as measured against the comparator group, as follows: (i) if performance is achieved at the median of the comparator group, one times the RSUs will vest; (ii) if performance is at or above the 75th percentile of the comparator group, two times the RSUs will vest; (iii) if performance is at the threshold level of the 37.5th percentile of the comparator group, 0.75 times the RSUs will vest; and (iv) if performance is below this threshold level, no RSUs will vest. The actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results, using a linear payout curve. One vested RSU entitles Dr. Squires to one Common Share. These performance-based RSUs are intended to align Dr. Squires' equity-based compensation with our performance, and to align his interests with those of shareholders, given that the basis of the performance criteria is total shareholder return.

Actual Compensation Paid

The following is a summary of Dr. Squires' annual compensation for the fiscal years ended December 31, 2007, 2006 and 2005:

	Value ($)
Compensation	2007		2006		2005
Base Salary	766,415		720,354		700,000
Bonus	459,849		540,265		525,000
Other Annual Compensation	—		—		98,634	(1)
Grant of Securities	2,623,500	(2)	1,429,500	(3)	377,000	(4)
Other Compensation(5)	13,500		13,200		18,000
Total Compensation	3,863,264		2,703,319		1,718,634
(1)
Relocation expenses.

(2)
This figure represents the grant date Black-Scholes value of 150,000 options granted under the 2006 Stock Option Plan plus the grant date value of 125,000 RSUs granted under the 2007 Equity Compensation Plan on the basis of the closing market price of the Common Shares on the NYSE on the date of grant. The options, which were granted at an option price of $22.05, were exercisable as to 25% upon grant, and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010. The vesting of the RSUs is subject to specified performance objectives over a five-year performance period, ending on November 26, 2012, which objectives are tied to our total shareholder return as compared to those of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The value of the RSUs, as shown above, assumes the satisfaction of these performance objectives at the median of the comparator group, and the vesting of one times the RSUs granted. Options granted in 2007 are in respect of 2006 performance.

(3)
This figure represents the grant date Black-Scholes value of 150,000 options granted in 2006 with the options having been granted at an option price of $24.50. Options granted in 2006 are in respect of performance in 2005.

(4)
This figure represents the grant date Black-Scholes value of 50,000 options granted in 2005 with the options having been granted at an option price of $17.00. Options granted in 2005 are in respect of performance in 2004.

(5)
Detailed information on these amounts is presented in the compensation table under "— Compensation of Named Executive Officers" on page 46 of this Circular.

Stock Ownership Guidelines for Chief Executive Officer

The Compensation, Nominating and Corporate Governance Committee believes it is important that the Chief Executive Officer's interests are aligned with our interests and the interests of our shareholders, and promotes the ownership of shares by the Chief Executive Officer. As set out in our Corporate Governance Guidelines, the Chief Executive Officer is expected to hold securities of our company having a market value at least equal to the Chief Executive Officer's then applicable base salary, such number of securities to be acquired not later than the third anniversary of his appointment, which, in the case of Dr. Squires, was November 2007.(8) Dr. Squires currently holds 20,000 Common Shares and 125,000 RSUs.(9) As at March 12, 2008, such Common Shares and RSUs were valued at $1,922,700 (based on the closing market price of the Common Shares on the NYSE of $13.26 and, with respect to the RSUs, assuming the satisfaction of the applicable performance objectives at the median of the comparator group and the vesting of one times the RSUs granted).

Conclusion

During 2007, we conducted a comprehensive review of our executive compensation program, with reference to

(8)
Mr. Wells, our new Chief Executive Officer, must satisfy these stock ownership guidelines by May 1, 2011.
(9)
As a result of his termination of employment, the number of RSUs currently held by Dr. Squires has changed. As of May 6, 2008, Dr. Squires held 20,000 Common Shares and 49,688 RSUs, together valued at $837,650 as at May 6, 2008 (based on the closing market price of the Common Shares on the NYSE of $12.02 and, with respect to the RSUs, assuming the satisfaction of the applicable performance objectives at the median of the comparator group and the Vesting of one times the RSUs granted). Please see "Employment and Termination Agreements" on page 61 of this Circular for a description of Dr. Squires' Separation Agreement.

current market practices as reflected by our comparator group and to our own corporate and compensation objectives. As a result of this review, we introduced a number of significant changes to the structure of our executive compensation program, which strengthened both our short-term and equity-based incentive plans, and which we expect will permit us to more successfully achieve our compensation objectives. With these enhancements, we continue to have a competitive executive compensation program with which to attract, motivate and retain key personnel and to provide for strong and effective leadership going forward. The Committee intends to continue its policy of relating pay to performance. The Committee is confident that its enhanced compensation program will more closely align pay to corporate performance and shareholder value and strike a balance between rewarding past performance and future potential.

This Report was presented by the Compensation, Nominating and Corporate Governance Committee and has been reviewed and discussed with our management. Based on the review and discussion, the Compensation, Nominating and Corporate Governance Committee recommended to the Board of Directors that this Report on Executive Compensation be included in the Annual Report on Form 20-F. The Board of Directors has not modified or rejected any action or recommendation of the Compensation, Nominating and Corporate Governance Committee made in connection with this Report.(10)

March 17, 2008

William M. Wells (Chairperson)
Wilfred G. Bristow
Dr. Laurence E. Paul
Michael R. Van Every

(10)
The Compensation, Nominating and Corporate Governance Committee, as currently composed, has reviewed this Report and has approved its inclusion in this Circular. The Board of Directors has not modified or rejected any action or recommendation of the current Compensation, Nominating and Corporate Governance Committee in connection with this Report.

PERFORMANCE GRAPH

Our Common Shares have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and on the NYSE since December 12, 1996. The following graphs compare the yearly percentage change in the cumulative total shareholder return on our Common Shares to the cumulative total shareholder return of the S&P 500 Index, the S&P/TSX Composite Index and the average total shareholder return of the comparator group, as identified above.

The first graph covers the period commencing on December 31, 2002 and ending on December 31, 2007.

The two graphs below separate this five year period into two segments: (i) December 31, 2002 through December 31, 2004, and (ii) December 31, 2004 through December 31, 2007. Mr. Melnyk resigned and Dr. Squires succeeded him as our Chief Executive Officer in October 2004.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, and our four most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers") for our three most recently completed fiscal years.

							Long-Term Compensation
		Annual Compensation							Awards of Shares or Units subject to resale restrictions (RSUs/DSUs) ($)
							Awards of Common Shares Under Options (#)
Name and Position	Year	Salary ($) (1)		Bonus ($) (1)	Option Awards ($) (2)	Other Annual Compensation				All Other Compensation ($) (1)	Total ($) (3)
Dr. Douglas J.P. Squires (4) Chief Executive Officer	2007 2006 2005	766,415 720,354 700,000		459,849 540,265 525,000	808,500 1,429,500 377,000	— — 98,634 (5)	150,000 150,000 50,000	(6) (7) (8)	1,815,000 (9) — —	13,500 (10) 13,200 (10) 18,000 (10)	3,863,264 2,703,319 1,718,634

Kenneth G. Howling Senior Vice-President and Chief Financial Officer(11)	2007 2006 2005	417,823 299,512 251,909		182,798 148,089 125,954	269,500 2,630 476,500 452,400	— — —	50,000 1,000 50,000 60,000	(6) (12) (7) (8)	— — —	10,248(10) 15,468(10) 7,006(10)	882,999 939,569 837,269

Eugene N. Melnyk President BLS(13)	2007 2006 2005	761,936 732,529 750,607		— — —	— — 2,262,000	— — —	— — 300,000	(8)	1,100,000(14) — 1,250,000(14)	— — —	1,861,936 732,529 4,262,607

Gilbert Godin Executive Vice-President and Chief Operating Officer(15)	2007 2006 2005	443,893 271,231 —	(15)	196,423 135,615 —	539,000 983,000 —	— —	100,000 100,000 —	(6) (16)	— — —	13,500(10) — —	1,192,816 1,389,846 —

Greg Gubitz Senior Vice-President, Corporate Development(17)	2007 2006 2005	414,211 320,475 —	(17)	183,289 160,238 —	449,165 953,000 —	— — —	83,333 100,000 —	(6) (18)	— — —	— — —	1,046,665 1,433,713 —

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary(19)	2007 2006 2005	414,211 506,271 —	(19)	183,289 32,710 —	89,835 — —	— — —	16,667 — —	(6)	— — —	8,284(10) 10,125(10) —	695,619 549,106 —
(1)
Historical exchange rates as at December 31 C$ to US$: 2007 — 0.9303; 2006 — 0.8817; 2005 — 0.8236.

(2)
The amounts represent the grant date Black Scholes value of the options granted to the Named Executive Officer in the covered fiscal year.

(3)
For each Named Executive Officer, this amount represents the sum of all annual, long-term and other compensation disclosed in this table for the covered fiscal year.

(4)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(5)
Relocation expenses.

(6)
Options granted in 2007 are in respect of performance in 2006.

(7)
Options granted in 2006 are in respect of performance in 2005.

(8)
Options granted in 2005 are in respect of performance in 2004.

(9)
On November 26, 2007, Dr. Squires was granted 125,000 performance-based RSUs. The amount shown reflects the value of the performance-based RSUs as at November 26, 2007, the date of grant, calculated by multiplying the closing market price of the Common Shares on the NYSE on the date of grant ($14.52) by the number of performance-based RSUs awarded. The performance-based RSUs granted to Dr. Squires are subject to specified performance objectives over the five year performance period, tied to Biovail's total shareholder return as compared to that of a specified comparator group. Depending on Biovail's performance, as compared to that of the comparator group, the number of performance-based RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The grant date value, as shown above, assumes the satisfaction of these performance objectives at the median of the comparator group and the vesting of one times the performance-based RSUs granted. As of December 31, 2007, Dr. Squires held 125,000 performance-based RSUs with an aggregate value on December 31, 2007 of $1,682,500, as based on the closing market price of the Common Shares on the NYSE on such date ($13.46) and assuming satisfaction of the performance objectives at the median of the comparator group and the vesting of one times the performance-based RSUs granted. Pursuant to the terms of his Separation Agreement, all but 40,000 of Dr. Squires' performance-based RSUs were forfeited and cancelled, with the remaining 40,000 performance-based RSUs remaining outstanding subject to potential performance-based vesting on the original vesting date in 2012, based upon performance objectives. The 2007 Equity Compensation Plan continues to apply to these remaining performance-based RSUs, except with respect to those provisions of the 2007 Equity Compensation Plan relating to dividends and termination. Following the grant of these performance-based RSUs, but prior to the date his employment with the Company was terminated, Dr. Squires was allocated additional RSUs on the payment date of dividends on Biovail's Common Shares, the number of which was determined by dividing (i) the total amount of dividends that would have been paid to Dr. Squires had the RSUs in his account on the relevant record date for dividends been Common Shares on such date by (ii) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of Common Shares occurs on the payment date of such dividends. Following May 6, 2008, Dr. Squires is no longer entitled to receive an allocation of additional RSUs in respect of the payment of dividends, in accordance with the Separation Agreement (see "Employment and Termination Agreements" on page 61 of this Circular).

(10)
Represents our contribution to 401K (U.S.) and Deferred Profit Sharing Plan (Canada).

(11)
Mr. Howling was appointed Senior Vice-President and Chief Financial Officer on December 6, 2006 and ceased to serve as our Senior Vice-President and Chief Financial Officer effective March 24, 2008 and was re-assigned to a non-officer position. For fiscal 2006, Mr. Howling's salary reflects $209,559 paid to him for the period between January 1, 2006 and September 30, 2006 in his previous position of Vice-President Finance and Corporate Communications, $62,568 paid to him for the period between October 1, 2006 and December 5, 2006 in his previous position of Senior Vice President, Finance & Corporate Affairs and $27,385 paid to him for the period between December 6, 2006 and December 31, 2006 in his previous position as Senior Vice-President and Chief Financial Officer. Mr. Howling's annual salary for 2006 in his previous position as Senior Vice-President and Chief Financial Officer was $400,000.

(12)
Options granted were service awards for 10 years of service.

(13)
Mr. Melnyk was Executive Chairman until June 27, 2006 and was Chairman until June 30, 2007. Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries.

(14)
Mr. Melnyk was entitled to receive grants of DSUs by BLS pursuant to the BLS DSU Plan. Under such BLS DSU Plan, Mr. Melnyk received DSUs in his capacity as officer of BLS. BLS granted to Mr. Melnyk 43,426 DSUs in 2007 and 71,633 DSUs in 2005. The amounts shown reflect the value of the DSUs as at June 28, 2007 and August 3, 2005, the

respective dates of grant, as based on the closing market price of the Common Shares on the NYSE on such dates. Pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $1,450,000 in BLS-issued DSUs in 2005, but due to a clerical error only $1,250,000 in DSUs were granted by BLS. In addition, pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $200,000 in BLS-issued DSUs in 2006, but due to a clerical error no DSUs were granted by BLS. In 2007, BLS granted to Mr. Melnyk additional DSUs with a value at the time of grant of $400,000 in recognition of these errors. When cash dividends were paid on Common Shares, Mr. Melnyk was granted an additional number of DSUs, calculated by dividing the aggregate cash dividend to which he would have been entitled if each DSU were a Common Share by the closing price of the Common Shares on the TSX, NYSE or other exchange upon which the majority of the trading volume and value occurred on the dividend payment date. As of December 31, 2007, Mr. Melnyk held 128,309 DSUs with an aggregate value on December 31, 2007 of $1,727,045, as based on the closing market price of the Common Shares on the NYSE on such date ($13.46). As of March 13, 2008 Mr. Melnyk redeemed all of his DSUs, being 128,309.49 DSUs, and these DSUs were settled in cash with Mr. Melnyk at a redemption price of $13.67 per DSU for a total of $1,753,990.73.

(15)
Mr. Godin was appointed Senior Vice-President, Technology Operation and Drug Delivery on May 2, 2006, a position he held until July 6, 2007 when he was appointed Executive Vice-President and Chief Operating Officer. For fiscal 2006, Mr. Godin's salary reflects compensation for the period between May 2, 2006 and December 31, 2006. Mr. Godin's annual salary for 2006 was $430,000.

(16)
Mr. Godin was awarded 100,000 sign-on options in 2006.

(17)
Mr. Gubitz was appointed Senior Vice-President and General Manager on March 15, 2006, a position he held until June 19, 2007 when he was appointed Senior Vice-President, Corporate Development. For fiscal 2006, Mr. Gubitz's salary reflects compensation for the period between March 15, 2006 and December 31, 2006. Mr. Gubitz's annual salary for 2006 was $400,000.

(18)
Mr. Gubitz was awarded 100,000 sign-on options in 2006.

(19)
Ms. Kelley was appointed Senior Vice-President, General Counsel and Corporate Secretary on August 14, 2006. For fiscal 2006, Ms. Kelley's salary reflects compensation for the period between August 14, 2006 and October 31, 2006 of $440,850. Effective November 1, 2006, Ms. Kelley's annual salary became $400,000. Ms. Kelley received salary of $65,421 for the period between November 1, 2006 and December 31, 2006.

STOCK OPTION GRANTS FOR THE YEAR ENDED DECEMBER 31, 2007

The following table sets out options to purchase Common Shares granted by us to the Named Executive Officers in the year ended December 31, 2007. For more information on our option plans, please see "— Equity Compensation Plan Information — Option and RSU Plans" on page 51 of this Circular.

STOCK OPTION GRANTS

Name and Position	Common Shares Under Options Granted	Percentage of Total Options Granted to Employees in 2007	Exercise or Base Price ($/Security)	Market Value of Common Shares Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
Dr. Douglas J.P. Squires(2) Chief Executive Officer	150,000 (3)(4)	9.87%	22.05	21.64	03/22/12

Kenneth G. Howling(5) Senior Vice-President and Chief Financial Officer	1,000 (6) 50,000 (3)(4)	.07% 3.29%	14.84 (7) 22.05	15.01 21.64	12/07/12 03/22/12

Eugene N. Melnyk(8) President BLS	—	—	—	—	—

Gilbert Godin Executive Vice-President and Chief Operating Officer	100,000 (3)(4)	6.58%	22.05	21.64	03/22/12

Greg Gubitz Senior Vice-President, Corporate Development	83,333 (3)(4)	5.48%	22.05	21.64	03/22/12

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	16,667 (3)(4)	1.10%	22.05	21.64	03/22/12
(1)
The market value of the Common Shares underlying the options is based on the closing market price of the Common Shares on the NYSE on the date of grant.

(2)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer. Pursuant to the terms of the Separation Agreement, the following has occurred in connection with Dr. Squires' outstanding options: (i) all outstanding options that would have vested during the period beginning on May 6, 2008 through to June 1, 2010 became fully vested and exercisable as of May 6, 2008; (ii) all remaining unvested options were forfeited; and (iii) the exercise period for all vested options extends from May 6, 2008 to June 1, 2010 (see "Employment and Termination Agreements" on page 61 of this Circular).

(3)
The options were granted under our then 2006 Stock Option Plan. As granted, the options are for the purchase of Common Shares and are for a term of five years.

(4)
As granted, the options were exercisable as to a maximum of 25% upon grant, and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010.

(5)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(6)
The options, which were granted under the 2007 Equity Compensation Plan, vested 100% immediately upon grant. The options are for the purchase of Common Shares.

(7)
In accordance with the 2007 Equity Compensation Plan, the exercise price of the options was determined using the volume weighted average trading price of the Common Shares for the five trading days preceding the date of grant. This price as calculated was lower than the closing market price of the Common Shares on the date of the grant.

(8)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries. He was not granted any options in 2007.

GRANTS OF PLAN-BASED AWARDS FOR THE YEAR ENDED DECEMBER 31, 2007

The following table provides information about plan-based equity and DSU awards granted to the Named Executive Officers in 2007.

GRANTS OF PLAN-BASED AWARDS

						All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (2) (#)		Grant Date Fair Value of Stock and Option Awards ($)
			Estimated Future Payouts Under Equity Incentive Plan Awards (1)					Exercise or Base Price of Option Awards (2) ($)
Name and Position	Grant Type	Grant Date	Threshold (#)	Target (#)	Maximum (#)
Douglas J.P. Squires(3) Chief Executive Officer	RSUs Options	11/26/07 03/22/07	93,750	125,000	250,000	—	— 150,000 (4)	— $22.05	2,522,500 (5) 808,500 (6)

Kenneth G. Howling(7) Senior Vice-President and Chief Financial Officer	Options Options	03/22/07 12/07/07	—	—	—	—	50,000 1,000	$22.05 $14.84	269,500 (6) 2,630 (6)

Eugene N. Melnyk(8) President BLS	DSUs	06/28/07	—	—	—	43,426 (9)	—	—	1,100,000 (10)

Gilbert Godin Executive Vice-President and Chief Operating Officer	Options	03/22/07	—	—	—	—	100,000	$22.05	539,000 (6)

Greg Gubitz Senior Vice-President, Corporate Development	Options	03/22/07	—	—	—	—	83,333	$22.05	449,165 (6)

Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary	Options	03/22/07	—	—	—	—	16,667	$22.05	89,835 (6)
(1)
This column shows the threshold, target and maximum number of the performance-based RSUs granted in 2007 to Dr. Squires. On November 26, 2007, Dr. Squires was granted 125,000 performance-based RSUs. Pursuant to the terms of the Separation Agreement, all but 40,000 of these performance-based RSUs were forfeited and cancelled, with the remaining 40,000 performance-based RSUs remaining outstanding subject to potential performance-based vesting on the original vesting date in 2012, based upon performance objectives described hereafter. The 2007 Equity Compensation Plan continues to apply to these performance-based RSUs, except with respect to those provisions of the 2007 Equity Compensation Plan relating to dividends and termination (see "Employment and Termination Agreements" on page 61 of this Circular). The performance-based RSUs granted to Dr. Squires are subject to specified performance objectives over the five-year performance period, tied to our total shareowner return as compared to that of a specified comparator group. The performance period commenced November 26, 2007 and ends November 26, 2012. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, as follows: if performance is achieved at the median of the comparator group, the RSUs will vest at one times the RSUs granted (the "Target"); if performance is achieved at or above the 75 th percentile of the comparator group, the RSUs will vest at two times the RSUs granted (the "Maximum"); if performance is achieved at the 37.5 th percentile of the comparator group, the RSUs will vest at 0.75 times the RSUs granted (the "Threshold"); if performance is achieved below the 37.5 th percentile of the comparator group, no RSUs will vest; and the actual multiplier will be calculated by interpolating between the 37.5 th, 50 th and 75 th percentile results using a linear payout curve.

(2)
The information contained in these two columns can also be found at the table entitled "Stock Option Grants" above.

(3)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(4)
Pursuant to the terms of the Separation Agreement, the following has occurred in connection with Dr. Squires' outstanding options: (i) all outstanding options that would have vested during the period beginning on May 6, 2008 through to June 1, 2010 became fully vested and exercisable as of May 6, 2008; (ii) all remaining unvested options were forfeited; and (iii) the exercise period for all vested options extends from May 6, 2008 to June 1, 2010 (see "Employment and Termination Agreements" on page 61 of this Circular).

(5)
The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation, as at November 26, 2007, the date of grant. The value of the RSUs based on the market value of the Common Shares on the date of grant is disclosed in the table under "Report on Executive Compensation — Chief Executive Officer — Actual Compensation Paid" and the table entitled "Compensation of Named Executive Officers" above. These RSUs were granted under our 2007 Equity Compensation Plan.

(6)
The amounts represent the aggregate Black Scholes value of the options as at the date of grant. These options were granted under our then 2006 Option Plan (as defined below) and are now governed by our 2007 Equity Compensation Plan, other than the 1,000 options granted to Mr. Howling, which were granted under and are governed by our 2007 Equity Compensation Plan.

(7)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(8)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries.

(9)
BLS granted Mr. Melnyk 43,426 DSUs pursuant to the BLS DSU Plan. As of March 13, 2008, Mr. Melnyk redeemed these DSUs and all of his other DSUs, being 128,309.49 DSUs in the aggregate, and the DSUs were settled in cash with Mr. Melnyk at a redemption price of $13.67 per DSU for a total of $1,753,990.73.

(10)
The amount shown represents the fair value of the DSUs at the date the DSUs were granted, which is based on the closing market price of the underlying Common Shares on the NYSE on the date of grant.

AGGREGATED OPTIONS EXERCISED DURING YEAR ENDED DECEMBER 31, 2007 AND OPTION VALUES AS AT DECEMBER 31, 2007

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2007 and Common Shares under option to the Named Executive Officers as at December 31, 2007 pursuant to our equity-based compensation plans.

AGGREGATED OPTIONS EXERCISED DURING YEAR AND OPTION VALUES AT FISCAL YEAR-END

	Option Awards				Value of Unexercised in-the-Money Options at December 31, 2007 (1)
			Unexercised Options at December 31, 2007
	Shares Acquired on Exercise (#)	Aggregate Value Realized (US$)
					Exercisable (US$)	Unexercisable (US$)
Name and Position			Exercisable	Unexercisable
Dr. Douglas J.P. Squires(2) Chief Executive Officer	0	0	262,500	237,500	0	0

Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	0	0	116,950	77,500	0	0

Eugene N. Melnyk(4) President BLS	0	0	525,200	75,000	0	0

Gilbert Godin Executive Vice-President and Chief Operating Officer Drug Delivery	0	0	50,000	150,000	0	0

Greg Gubitz Senior Vice-President, Corporate Development	0	0	45,833	137,500	0	0

Wendy A. Kelley Senior Vice-President, General Counsel, and Corporate Secretary	0	0	4,166	12,501	0	0
(1)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares on the NYSE on December 31, 2007 (US$13.46), less the exercise price of such options.

(2)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer. Pursuant to the terms of the Separation Agreement, the following has occurred in connection with the outstanding options held by Dr. Squires: (i) all outstanding options that would have vested during the period beginning on May 6, 2008 through to June 1, 2010 became fully vested and exercisable as of May 6, 2008; (ii) all remaining unvested options were forfeited; and (iii) the exercise period for all vested options extends from May 6, 2008 to June 1, 2010 (see "Employment and Termination Agreements" on page 61 of this Circular).

(3)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(4)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries.

Outstanding Equity Awards at Fiscal Year-end

The following table provides information on the current holdings of option and stock awards by the Named Executive Officers as at December 31, 2007. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan and the employment agreements of our Named Executive Officers. For additional information please see the descriptions of equity incentive compensation in "— Equity Compensation Plan Information — Option and RSU Plans" on page 51 of this Circular and "Employment and Termination Agreements" on page 61 of this Circular.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards						Stock Awards
Name and Position	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiry Date	Value of Underlying Unexercised In-the-Money Options at Fiscal Year End ($)	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas J.P. Squires(1)(2) Chief Executive Officer	10/07/04 03/15/05 03/20/06 03/22/07	112,500 37,500 75,000 37,500	37,500 (3) 12,500 (4) 75,000 (5) 112,500 (6)	18.75 17.00 24.50 22.05	10/07/09 03/15/10 03/30/11 03/22/12	0.00 0.00 0.00 0.00	11/26/07	125,000 (7)	1,682,500 (8)

Kenneth G. Howling(9) Senior Vice-President and Chief Financial Officer	08/21/01 02/06/03 12/11/03 06/11/04 03/15/05 03/30/06 03/22/07 12/07/07	2,000 12,600 4,000 14,850 45,000 25,000 12,500 1,000	0 0 0 0 15,000 (4) 25,000 (5) 37,500 (6) 0	43.95 C$46.83 C$24.51 18.75 17.00 24.50 22.05 14.84	08/21/08 02/06/08 12/11/08 06/11/09 03/15/10 03/30/11 03/22/12 12/07/12	0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00	—	—	—

Eugene N. Melnyk(10) President BLS	02/06/03 12/11/03 06/11/04 03/15/05	150,100 150,000 100 225,000	0 0 0 75,000 (10)	31.00 18.75 18.75 17.00	02/06/08 12/11/08 06/11/09 03/15/10	0.00 0.00 0.00 0.00	—	—	—

Gilbert Godin Executive Vice-President and Chief Operating Officer	05/23/06 03/22/07	25,000 25,000	75,000 (11) 75,000 (6)	25.78 22.05	05/23/11 03/22/12	0.00 0.00	—	—	—

Greg Gubitz Senior Vice-President, Corporate Development	03/30/06 03/22/07	25,000 20,833	75,000 (12) 62,500 (6)	C$28.50 22.05	03/30/11 03/22/12	0.00 0.00	—	—	—

Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	03/22/07	4,166	12,501 (6)	22.05	03/22/12	0.00	—	—	—
(1)
Effective May 1, 2008, Dr. Squires ceased to serve as our Chief Executive Officer.

(2)
Pursuant to the terms of the Separation Agreement, the following has occurred in connection with the outstanding options held by Dr. Squires: (i) all outstanding options that would have vested during the period beginning on May 6, 2008 through to June 1, 2010 became fully vested and exercisable as of May 6, 2008; (ii) all remaining unvested options were forfeited; and (iii) the exercise period for all vested options extends from May 6, 2008 to June 1, 2010 (see "Employment and Termination Agreements" on page 61 of this Circular).

(3)
As granted, these options vest on November 15, 2008.

(4)
As granted, these options vested on March 1, 2008.

(5)
As granted, these options vest or have vested in increments as follows: 1/2 on March 1, 2008 and 1/2 on March 1, 2009.

(6)
As granted, these options vest or have vested in increments as follows: 1/3 on March 1, 2008; 1/3 on March 1, 2009 and 1/3 on March 1, 2010.

(7)
On November 26, 2007, Dr. Squires was granted 125,000 performance-based RSUs. Pursuant to the terms of the Separation Agreement, all but 40,000 of these RSUs were forfeited and cancelled, with the remaining 40,000 RSUs remaining outstanding subject to potential performance-based vesting on the original vesting date in 2012 based upon performance objectives described hereafter. The 2007 Equity Compensation Plan continues to apply to these RSUs, except with respect to those provisions of the 2007 Equity Compensation Plan relating to dividends and termination (see "Employment and Termination Agreements" on page 61 of this Circular). The RSUs granted to Dr. Squires are subject to the achievement of specified performance objectives over a five year performance period, ending on November 26, 2012, tied to our total shareholder return as compared to that of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted. The amount above assumes the satisfaction of the performance objectives at the median of the comparator group (i.e. 100% of the performance objective) and vesting of one times the RSUs. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5 th percentile of the comparator group, the number of RSUs reportable would be 93,750, being 75% of the RSUs originally granted.

(8)
The market value as of December 31, 2007 (based on a closing market price of the Common Shares on the NYSE of $13.46), shown above, assumes the satisfaction of the performance objectives at the median of the comparator group (i.e. 100% of the performance objective) and vesting of one times the RSUs. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5 th percentile of the comparator group, then 75% of the RSUs, being 93,750 RSUs, will vest, the market value of which as of December 31, 2007 was $1,261,875

(9)
Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

(10)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by, or a director of, Biovail Corporation or any of its subsidiaries. Under the BLS DSU Plan, BLS granted to Mr. Melnyk 43,426 DSUs and 71,633 DSUs on June 28, 2007 and August 3, 2005, respectively, as further described in the tables under "Compensation of Named Executive Officers" and "Grants of Plan-Based Awards". Factoring in the DSUs granted to Mr. Melnyk in connection with the payment of dividends on Common Shares, as of December 31, 2007, Mr. Melnyk held 128,309 DSUs. The aggregate value of these DSUs as of December 31, 2007 was $1,727,045 (based on a closing market price of the Common Shares on the NYSE of $13.46). As of March 13, 2008, Mr. Melnyk redeemed all of his DSUs, being 128,309.49 DSUs, and these DSUs were settled in cash with Mr. Melnyk at a redemption price of $13.67 per DSU for a total of $1,753,990.73.

(11)
These options vest in increments as follows: 1/3 on May 23, 2008; 1/3 on May 23, 2009 and 1/3 on May 23, 2010.

(12)
These options vest in increments as follows: 1/3 on March 30, 2008; 1/3 on March 30, 2009 and 1/3 on March 30, 2010.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the securities authorized for issuance as at December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Units (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders(1)	5,506,461	$23.02	6,396,422(1)(2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	5,506,461	$23.02	6,396,422
(1)
Under the 2007 Equity Compensation Plan, the maximum number of Common Shares issuable upon the vesting of RSUs has been set at 25% of the Common Shares reserved for issuance under the 2007 Equity Compensation Plan.

(2)
Of this number, 2,282,366 Common Shares are reserved for issuance under our Employee Stock Purchase Plan (described below).

Option and RSU Plans

In 1993, we adopted our 1993 Stock Option Plan, as amended (the "1993 Option Plan"), which was subsequently approved by our shareholders on March 28, 1994. On June 25, 2004, our shareholders approved our 2004 Stock Option Plan (the "2004 Option Plan") and on June 27, 2006, our shareholders approved our 2006 Stock Option Plan (the "2006 Option Plan"). On May 16, 2007, our shareholders approved amendments to the 2006 Option Plan, which included, among other things, the ability to grant RSU awards and more detailed amendment provisions. The amended plan was renamed the "2007 Equity Compensation Plan". Outstanding options granted under the 2006 Option Plan prior to May 16, 2007 continue to be governed by the provisions of the 2007 Equity Compensation Plan as if such options had been granted under such plan.

As at May 8, 2008, there were 918,348 Common Shares (0.6% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. We ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at May 8, 2008, 11,754,845 Common Shares (7.3% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 1993 Option Plan.

As at May 8, 2008, there were 2,187,695 Common Shares (1.4% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. We ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised. As at May 8, 2008, 775,201 Common Shares (0.5% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2004 Option Plan.

As at May 8, 2008, 42,783 Common Shares (0.03% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2007 Equity Compensation Plan (including under the 2006 Option Plan) and no Common Shares had been issued in connection with the vesting of RSUs granted under the 2007 Equity Compensation Plan. As at May 8, 2008, a total of 5,957,217 Common Shares (3.7% of the issued and outstanding Common Shares) remained reserved for issuance under the 2007 Equity Compensation Plan, representing (a) 2,429,409 Common Shares (1.5% of the issued and outstanding Common Shares) issuable in respect of options and 297,964 Common Shares (0.2% of the issued and outstanding Common Shares) issuable in respect of RSUs granted and which remain outstanding under such plan (representing a total of 2,727,373 Common Shares or 1.7% of the issued and outstanding Common Shares) and (b) 3,229,844 Common Shares (2.0% of the issued and outstanding Common Shares) available for issuance in respect of any future option or RSU grants under such plan.

2007 Equity Compensation Plan

Under the 2007 Equity Compensation Plan, options or RSUs may be granted to such of our eligible employees, officers and consultants, and those of our subsidiaries and affiliates, as the Board of Directors may determine. Our directors are not eligible to receive options or RSUs under the 2007 Equity Compensation Plan; however, our officers who are also directors are entitled to receive options or RSUs in their capacity as our officers or those of our subsidiaries or affiliates. A maximum of 6,000,000 Common Shares (3.7% of the issued and outstanding Common Shares as at May 8, 2008) may be issued from treasury pursuant to the exercise of options or in connection with the vesting of RSUs under the terms of the 2007 Equity Compensation Plan. A sub-limit, restricting the Common Shares reserved for issuance from treasury upon the vesting of RSUs, has been set at 25% of the maximum number of Common Shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 Common Shares or 0.9% of the issued and outstanding Common Shares, based on a maximum of 6,000,000 Common Shares).

To the extent permitted by applicable law, the Board of Directors may, from time to time, delegate to a committee of the Board of Directors all or any of the powers conferred on the Board of Directors under the 2007 Equity Compensation Plan.

Under the terms of the 2007 Equity Compensation Plan:

  (a)
  the number of Common Shares reserved for insiders issuable from treasury, at any time, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (b)
  the number of Common Shares issued from treasury to insiders, within any one year period, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (c)
  the number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan to any one participant during any calendar year must not exceed 20% of the total number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan during such calendar year;

  (d)
  the number of Common Shares to be issued under the 2007 Equity Compensation Plan to any one participant during each calendar year during the term of the 2007 Equity Compensation Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares and (ii) 7,987,450 Common Shares; and

  (e)
  the number of Common Shares reserved for issuance and issued from treasury pursuant to the 2007 Equity Compensation Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued from treasury under the 2007 Equity Compensation Plan.

In addition, the maximum number of Common Shares issuable from treasury in respect of RSUs that are subject to performance goals (as described further below), during any calendar year, to any one participant is 90,000 Common Shares, provided however, that if the performance period is less than three consecutive fiscal years, such maximum number will be determined by multiplying 90,000 by a fraction, the numerator of which is the number of days in the performance period and the denominator of which is 1095.

Options and RSUs granted under the 2007 Equity Compensation Plan cannot be assigned or transferred, except in the case of death or, in the case of options, as may be permitted by the rules and policies of an applicable stock exchange or applicable law; however, assignment or transfer of options may be permitted by the Board of Directors, where the Board of Directors or a committee thereof has considered in good faith and consented to any request by an option holder for consent to assign or transfer any option, provided such assignment or transfer is consistent with the purposes of the 2007 Equity Compensation Plan. However, no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

Holders of RSUs will not have any voting rights with respect to Common Shares underlying the RSUs until such Common Shares are issued to the holder following vesting.

The 2007 Equity Compensation Plan provides that the Board of Directors will designate those persons to whom options or RSUs will be granted. In the case of options, the Board of Directors will consider the participant's achievement of performance objectives under our equity-based incentive program, our achievement of our strategic goals and objectives as a company and the contribution that participant has made, or in the case of a new participant, the contribution that participant is expected to make, in furtherance of our overall goals. In the case of RSUs, the Board of Directors may condition the granting or vesting of RSUs upon the attainment of specified performance goals which may be based on one or more of a number of specified criteria as set out in the plan.

Options granted under the 2007 Equity Compensation Plan expire on the fifth anniversary of the date of grant. However, if the option expires during a blackout period

(a period when the option holder is prohibited from trading pursuant to securities regulatory requirements or our written policies), then the term will be extended and shall expire on the tenth business day following the end of the blackout period. Options will vest and be exercisable in the manner determined by the Board of Directors and specified in the applicable option agreement.

In March 2007, the Board adopted a policy whereby options will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, options vested as to 25% on the first, second, third and fourth anniversaries of the option grant or as to 25% on the date of grant and the first, second and third anniversaries of the option grant. The new policy applied to options granted to executives and employees in connection with their performance in 2007. In addition, under a program designed to reward employees for long-standing service, options granted to employees vest immediately upon grant. This program has been discontinued.

Unless provided otherwise in the applicable unit agreement, RSUs will vest on the third anniversary date from the date of grant, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period.

The exercise price of each option, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will be no less than the volume weighted average trading price of the Common Shares on the TSX or NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater).

Except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower exercise price, without shareholder approval.

Each vested RSU represents the right of a holder to receive one Common Share, to be issued either from treasury or provided by us through market purchases. Unless provided otherwise in the applicable unit agreement, we may, in lieu of all or a portion of the Common Shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of a Common Share on the vesting date for each vested RSU. The amount of the cash payment will be determined based on the average market price of the Common Shares on the vesting date on the TSX, the NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs.

Except as otherwise determined by the Board of Directors on the date of grant, additional RSUs will be allocated to holders on the payment date of the dividends on the Common Shares, the number of which shall be the quotient determined by dividing: (a) the total amount of dividends declared and that would have been paid to the holder if the RSUs held on the record date had been Common Shares, by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of the Common Shares occurs on the payment date of such dividends. Fractional RSUs shall not be granted and any such additional RSUs will have the same vesting dates and will vest in accordance with the same terms as the RSUs in respect of which such additional RSUs are credited.

Options granted under the 2007 Equity Compensation Plan to an employee or officer option holder can only be exercised during an option holder's continued employment or term of office with our company, subject to the following conditions:

  (a)
  Disability. If an option holder becomes disabled, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of disability and the date on which the exercise period of the particular option expires;

  (b)
  Death. If an option holder dies while employed by our company, all options that have vested may continue to be exercised by legal representatives of the option holder until the earlier of 180 days following the date of death and the date on which the exercise period of the particular option expires;

  (c)
  Retirement. If an option holder retires, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of retirement and the date the exercise period of the particular option expires; and

  (d)
  Termination Without Cause or Resignation. If an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder until the earlier of 60 days after the date of termination and the date the exercise period of the particular option expires.

In each of the circumstances described in the foregoing paragraphs (a) through (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such consultant option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder until the earlier of 60 days from the date of termination, death or disability and the date on which the exercise period of the particular option expires. In the event that the consultant option holder's consulting agreement or arrangement is terminated by us or one of our related entities for breach of the consulting agreement or arrangement, then any options held by such consultant option holder immediately expire and are cancelled on the date of termination of such consulting agreement or arrangement.

Any options held by a consultant option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the event of an RSU holder's retirement, death, disability or suspension of employment or term of office due to a leave of absence, any unvested RSUs will vest as follows:

  (a)
  Retirement. Provided that an RSU holder has been continuously employed by our company or one of our affiliates for a 12-month period following the date of grant of RSUs, if the holder retires prior to the vesting of RSUs, then such RSUs will vest on the vesting date (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the vesting date will be prorated based on the number of days that the holder provided active service to our company or one of our affiliates following the date of grant. If the RSU holder has not been continuously employed by our company or one of our affiliates for a 12-month period, then all unvested RSUs will be cancelled on the date of retirement;

  (b)
  Death. If an RSU holder dies while an employee or officer of, or while a consultant to, our company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of death (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the date of death will be prorated based on the number of days that the holder provided active service to our company or one of our affiliates following the date of grant;

  (c)
  Disability. If an RSU holder becomes disabled while an employee or officer of, or while a consultant to, our company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of disability (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs which will vest on the date of disability will be prorated based on the number of days that the RSU holder has provided active service to our company or one of our affiliates following the date of grant;

  (d)
  Legal Leave of Absence. If an RSU holder's employment or term of office is suspended by reason of a leave of absence required under applicable law (including employment law), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred; and

  (e)
  Personal Leave of Absence. Provided that an RSU holder has been continuously employed by our company or one of our affiliates for a 12-month period following the date of grant of an RSU, where the holder's employment or term of office is suspended by reason of a personal leave of absence approved by us or our affiliate (as the case may be), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred. If the RSU holder has not been continuously employed by our company or one of our affiliates for such 12-month period, then all unvested RSUs will be cancelled immediately prior to commencement of the leave of absence.

In each of the circumstances described in the foregoing paragraphs (other than (d)), any remaining unvested RSUs will be cancelled on the date of retirement, death or disability, or the commencement of the personal leave of absence, as the case may be. Notwithstanding the foregoing provisions, the Board of Directors may permit the vesting of any RSUs held in the manner and on the terms authorized by the Board of Directors.

Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder, termination by our company or one of our affiliates without cause; or

  (b)
  in the case of a consultant RSU holder, any reason whatsoever other than for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination will vest on the termination date (subject to the attainment of performance goals and other factors, if any) provided that the number of RSUs that will vest on such date will be prorated based on the number of days that the RSU holder provided active service to us or our affiliate following the date of grant.

Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder,

  (i)
  voluntary resignation, or

  (ii)
  termination by our company or one of our affiliates for cause, or

  (b)
  in the case of a consultant RSU holder,

  (i)
  voluntary termination, or

  (ii)
  termination by our company or one of our affiliates for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination or resignation will be forfeited and cancelled on the termination date.

Options and RSUs are not affected by a change of employment or consulting arrangement within or among our company or one of our affiliated entities for so long as the individual continues to be an eligible participant under the plan.

An option holder or RSU holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2007 Equity Compensation Plan.

In addition to the foregoing, the 2007 Equity Compensation Plan provides that:

  (a)
  if an option holder or RSU holder engages in a business that competes with that of our company, or any activity that would be considered detrimental to our company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; (iii) prior to any vesting of RSUs, all RSUs held by the RSU holder will terminate and be cancelled; or (iv) during the one-year period commencing on the date one or more RSUs vest, the RSU holder will be required to pay to us an amount equal to the market price of the Common Shares and/or the cash amount received by the RSU holder, plus any other gain realized as a result of the vesting of the RSUs, issuance of the Common Shares and/or payment of the cash amount; and

  (b)
  if an option holder or RSU holder has been employed by our company or one of our affiliates for at least 10 consecutive years, the 2007 Equity Compensation Plan provides that, provided that the sum of the holder's age and the years of service with us, or our affiliate, equals "70", upon the retirement, death, disability or termination (other than in the case of a termination for cause) (i) all of the unvested options held by such holder will immediately vest and become exercisable, (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the retirement, death, disability or termination with us, and (iii) all unvested RSUs held by such holder will immediately vest.

The 2007 Equity Compensation Plan includes customary anti-dilution provisions for the benefit of holders of options or RSUs. In addition, if there is a change in control of our company, the 2007 Equity Compensation Plan provides that the Board of Directors may, without the consent of the option holder or RSU holder, take steps to cause the conversion or exchange of any outstanding options or RSUs into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board of

Directors in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board of Directors may elect to accelerate the vesting of any or all outstanding options or RSUs (in which case the Board of Directors may also determine that the outstanding options or RSUs will be purchased by us at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options or RSUs and/or the exercise price of options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders or RSU holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board of Directors does not elect to accelerate the vesting of options or RSUs, any unvested options or RSUs then held by option holders or RSU holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

For purposes of the 2007 Equity Compensation Plan, a "change in control" means: (i) the completion of a transaction pursuant to which (A) our company goes out of existence or (B) any person, or any associate or related entity of such person (other than our company, any trustee or other fiduciary holding securities under any of our employee benefit plans or that of any of our related entities, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (ii) the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to an entity following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the Board of Directors prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (iii) our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were related entities prior to such event; (iv) during any period of 30 consecutive months beginning on or after the date of the 2007 Equity Compensation Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the 2007 Equity Compensation Plan shall be deemed to be an incumbent director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or (v) a merger, amalgamation, arrangement or consolidation of our company with any other corporation following which the Chairman of the Board of Directors prior to the transaction taking place is no longer Chairman of the Board of Directors, other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of our company (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of our outstanding securities shall not constitute a change in control.

Although it is intended that RSUs granted will comply with the performance-based exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), RSUs may be granted that do not comply with such exception.

As approved by our shareholders at the 2007 annual meeting, we adopted more detailed amendment procedures to the plan. Under the new amendment procedures, the Board of Directors may amend, suspend, discontinue or terminate the plan or amend an option or RSU in such respects as it, in its sole discretion, determines appropriate. However, no such action may, without the consent of an option holder or RSU holder, alter or impair any rights or obligations arising from any option or RSU previously granted to an option holder or RSU holder unless the Board of Directors determines that the action would not materially and adversely affect the rights of the holder. In addition, no such action will be undertaken that would cause a previously granted option or RSU intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify. Notwithstanding the foregoing, no such action is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code or the rules of any stock exchange on which our securities are listed or traded. In addition, shareholder approval is required for:

  (a)
  any amendment to increase the number of Common Shares reserved for issuance from treasury under the plan;

  (b)
  any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the exercise price);

  (c)
  any amendment to extend the term of an outstanding option beyond the originally scheduled expiry date for that option;

  (d)
  any amendment to the eligible participants under the plan that would permit the introduction or reintroduction of non-employee directors to participate under the plan on a discretionary basis;

  (e)
  any amendment that would alter the transferability or assignability of options or RSUs under the plan; and

  (f)
  any amendment to the plan to provide for other types of compensation through equity issuances,

unless the change results from the application of the anti-dilution provisions of the plan.

Any approval from our shareholders required above under any of our plans will be given by approval of the holders of a majority of the Common Shares voting in respect of the resolution at a duly called meeting of our shareholders. If required by the rules of any stock exchange on which our securities are listed, the votes of Common Shares held directly or indirectly by insiders benefiting from the action will be excluded.

Examples of the types of amendments that the Board of Directors may make without seeking shareholder approval include, without limitation:

  (a)
  amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

  (b)
  amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision of the plan which may be incorrect or incompatible with any other provision of the plan;

  (c)
  changes to the vesting provisions of the plan or any option or RSU; or

  (d)
  changes to the termination provisions of the plan or any option or RSU which, in the case of an option, does not entail an extension beyond the originally scheduled expiry date for that option.

Historical Plans — 2004 Option Plan and 1993 Option Plan

As discussed above, we ceased granting options under the 2004 Option Plan and the 1993 Option Plan and we intend that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at the 2007 annual meeting, effective May 16, 2007, we amended the amendment provisions contained in each of the 2004 Option Plan and 1993 Option Plan and replaced them with more detailed amendment procedures which are substantially similar to the amendment procedures now contained in the 2007 Equity Compensation Plan (see "— 2007 Equity Compensation Plan" on page 51 of this Circular). In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, in 2007, the Board of Directors approved amendments to the transferability provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan), the 2004 Option Plan and the 1993 Option Plan which confirmed that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval was not sought in connection with these changes as the amendments were viewed as being "housekeeping" in nature.

As approved by shareholders at the 2006 annual meeting, effective June 27, 2006, we amended the terms of the outstanding options granted under the 2004 Option Plan and the 1993 Option Plan, in order that the terms be consistent with the 2006 Option Plan (now the 2007 Equity Compensation Plan). The following is a summary of the amendments to such options:

  (a)
  notwithstanding any applicable limitations on assignability or transferability, the Board of Directors or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board of Directors or committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan. As discussed above, the Board of Directors subsequently approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration;

  (b)
  notwithstanding any applicable expiration provisions, if an option expires during a blackout period, then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  in the case of options granted under the 1993 Option Plan, unless the Board of Directors otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among our company or one or more of our related entities for so long as the option holder continues to be an eligible participant under such plan.

In addition, the Board of Directors will consider, in good faith, any request by an option holder under the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan) which would not otherwise be available to such option holder.

The paragraphs below summarize the other provisions governing the outstanding options under the 2004 Option Plan and the 1993 Option Plan.

2004 Option Plan

Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board of Directors may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. The Compensation, Nominating and Corporate Governance Committee recommended to the Board of Directors that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board of Directors or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board of Directors and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading, was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares that could have been reserved for issuance under options to any one participant could not exceed 5% of the issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares that could have been reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under our other share compensation arrangements, at any time could not exceed 10% of the issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that could have been issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under our other share compensation arrangements, could not exceed 10% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that could have been issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under our other share compensation arrangements, could not exceed 5% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that could have been issued to any one participant during each calendar year could not exceed 5% of the Common Shares that were issued and outstanding; and

  (f)
  the aggregate number of Common Shares that could have been issued to non-employee directors as a group, under the plan, together with any Common Shares that could have been issued to non-employee directors, as a group, under any of our predecessor stock option plans could not exceed 350,000.

Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued employment or term of office with our company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by our company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 60 days after the date of termination (as amended as described above).

In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder for a maximum period of 60 days from the date of termination, death or disability (as amended as described above). Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

Options are not affected by a change of employment or a consulting arrangement within or among our company or any of our affiliated entities for so long as the individual continues to be an eligible participant under the 2004 Option Plan.

An option holder whose employment, term of office or consulting agreement or arrangement was terminated, or who has retired, died or is disabled, was no longer eligible to receive further grants of options under the plan.

In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of our company, or any activity that would be considered detrimental to us: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by our company or one of our affiliates for at least ten consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us, or our affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with us.

The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. As well, the 2004 Option Plan includes change in control provisions which are substantially similar to the change in control provisions contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

As described above, the amendment procedures under the 2004 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan" on page 51 of this Circular.

1993 Option Plan

Under the 1993 Option Plan, options could have been granted to such eligible directors, senior officers, officers, employees, consultants and field personnel as the Board of Directors may have determined. The 1993 Option Plan provides that the exercise price per Common Share of an option could not be less than the fair market value of the Common Shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges. The fair market value was the closing market price at which the Common Shares are traded on the TSX on the day prior to the date the option was granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. Options granted under the 1993 Option Plan have a term of up to 10 years.

Options granted under the 1993 Option Plan are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

Under the 1993 Option Plan, the Board of Directors may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with our company or the death or permanent and total disability of the option holder. The applicable provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances were amended as approved by shareholders at the 2006 annual meeting as described above.

If an option holder has been employed by our company or one of our subsidiaries for at least ten consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us or our subsidiary equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with us or our subsidiary.

The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. In addition, if there is a change in control or dissolution or liquidation of our company, the Board of Directors may accelerate the vesting of any or all outstanding options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

As described above, the amendment procedures under the 1993 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan ("EPP") was approved by shareholders at the Special Shareholders' Meeting held on January 2, 1996. The purpose of the EPP is to provide a convenient method for our employees to participate in the share ownership of our company or to increase their share ownership in our company via payroll or contractual deductions. Our directors, officers and insiders are not eligible to participate in the EPP.

At the discretion of a committee of the Board of Directors that administers the EPP, we may issue directly from treasury or purchase shares in the market from time to time to satisfy our obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six month duration and is announced from time to time.

The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

If an employee enrolled in the EPP ceases to be employed by our company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying us at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

The EPP may, subject to certain exceptions, be amended, suspended or terminated by our company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder. As at May 8, 2008, a total of 101,195 Common Shares have been issued under the EPP, representing 0.06% of the issued and outstanding Common Shares. As at May 8, 2008, a total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

EMPLOYMENT AND TERMINATION AGREEMENTS

The following section outlines the material terms of the employment agreements for individuals who were our Named Executive Officers in 2007, as well as the employment agreements for our new Chief Executive Officer, Mr. William Wells, and our Interim Chief Financial Officer, Mr. Adrian de Saldanha, and the Separation Agreement with Dr. Squires. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by Biovail; (b) each Named Executive Officer is entitled to participate in our health and dental benefits plan; (c) each Named Executive Officer has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined herein, have the meaning given to them in the respective Named Executive Officer's employment agreement. The Compensation, Nominating and Corporate Governance Committee understands the long-term implications of each of these employment agreements and the limitations that these employment agreements may impose on changing the compensation mix. The Compensation, Nominating and Corporate Governance Committee has adopted an updated standard for executive employment agreements that will be implemented for new hires and promotions.

For purposes of the employment agreements of each of the Named Executive Officers, "Change of Control" is defined as:

  (a)
  the completion of a transaction pursuant to which (A) we go out of existence or (B) any person, or any Associate (as such terms are defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades in securities to employees, officers, directors or consultants ("NI 45-106")) or Related Entity (as such term is defined in NI 45-106) of such person (other than us, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined in the CBCA) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities;

  (b)
  the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than our Associates or a Related Entity, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares);

  (c)
  our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were Related Entities prior to such event;

  (d)
  during any period of 24 consecutive months beginning on or after the date of the employment agreement (or, in the case of Dr. Squires and Mr. de Saldanha, the date of the 2007 Equity Compensation Plan), the persons who were members of the Board of Directors immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the employment agreement (or, in the case of Dr. Squires and Mr. de Saldanha and Mr. Wells, the date of the 2007 Equity Compensation Plan) shall be deemed to be an Incumbent Director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or

  (e)
  a merger, amalgamation, arrangement or consolidation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (a) above) acquires more than 50% of the combined voting power of our then outstanding securities shall not constitute a Change of Control.

Dr. Douglas J.P. Squires, Former Chief Executive Officer. Under Dr. Squires' employment agreement made October 7, 2004, as amended and restated effective September 1, 2007, Dr. Squires was entitled to receive a base salary of $825,000. In March 2008, Dr. Squires' base salary was increased to $860,000. He was eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 75% of his base salary for 2007 and 100% for 2008. Dr. Squires was also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 112,550 options and 9,375 RSUs.

Separate from his annual target awards, Dr. Squires was also entitled to: (i) 125,000 RSUs in 2007; (ii) 62,500 RSUs in 2008; and (iii) 62,500 RSUs in 2009, in each case subject to the performance criteria and performance period approved by the Compensation, Nominating and Corporate Governance Committee or the independent directors, as applicable. Prior to his termination, Dr. Squires was only granted 125,000 of these performance-based RSUs.

Dr. Squires was awarded 150,000 options as a one-time signing incentive in 2004.

In connection with the termination of employment of Dr. Squires, Dr. Squires and the Company entered into a Confidential Separation Agreement and General Release dated May 6, 2008 (the "Separation Agreement"). Under the Separation Agreement, Dr. Squires is entitled to receive a severance package that includes: (a) a lump sum payment of $2,869,622, representing 24 months of his base salary plus two times his target annual compensation for 2007 under the Short-Term Incentive Plan, minus applicable withholdings and deductions; (b) a lump sum payment of $352,500, representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions; and (c) for two years or until Dr. Squires is eligible to receive benefits under the same type of plan from a new employer, monthly payments equal to the amount of the Consolidated Omnibus Reconciliation Act ("COBRA") premium less the amount of the active employee contribution for such coverage based on his employment in 2008, minus applicable withholdings and deductions. These severance payments are consistent with the terms of Dr. Squires' employment agreement.

With respect to the performance-based RSUs held by Dr. Squires, following the termination, 40,000 of such performance-based RSUs remain outstanding and may or may not vest on the original 2012 vesting date (as if Dr. Squires had remained employed by the Company through that date), subject to the satisfaction of the applicable performance criteria. The 2007 Equity Compensation Plan will continue to apply to these outstanding performance-based RSUs, other than the provisions relating to dividend equivalents and retirement, death, disability, termination, resignation and leave of absence. Dr. Squires' other performance-based RSUs (being 89,174 RSUs) were cancelled and forfeited upon his termination of employment.

With respect to Dr. Squires' RSUs that vest solely upon the passage of time ("time-based RSUs"), all outstanding time-based RSUs held by Dr. Squires immediately prior to his termination of employment, being 9,688 time-based RSUs, became immediately vested as of the date of termination and payable within 30 days of such termination.

With respect to the outstanding options held by Dr. Squires immediately prior to his termination, all such outstanding options that would have vested during the period commencing on the date of his termination of employment through to June 1, 2010 became immediately vested and exercisable upon Dr. Squires' termination of employment. All remaining unvested options were forfeited. The exercise period for all vested options extends from the date of his termination of employment to June 1, 2010. All such options continue to be governed by the terms of the applicable option agreements and option plans and Dr. Squires is deemed to have "retired" under the applicable option plans as of the date of his termination of employment.

Dr. Squires has also entered into a Chairman Agreement respecting the services he will be providing and the compensation he will be entitled to as Chairman of the Board. The material terms of the Chairman Agreement are described above under "— Compensation of Directors — Chairman Compensation" on page 27 of this Circular.

Kenneth G. Howling, Former Senior Vice-President and Chief Financial Officer. Under Mr. Howling's employment agreement made as of December 6, 2006, as amended, Mr. Howling is entitled to receive a base salary of $400,000. He is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Howling is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

Mr. Howling's employment agreement has an indefinite term. If Mr. Howling's contract is terminated by us without Cause or by Mr. Howling for Good Reason, Mr. Howling is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target annual incentive compensation for the year in which the termination occurs; (d) to the extent Mr. Howling has not secured alternative coverage, health and dental benefits coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Howling's termination of employment had Mr. Howling remained an employee during that period. This severance package is payable provided that Mr. Howling continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control and a termination of Mr. Howling's employment by us without Cause or by Mr. Howling for Good Reason, which termination occurs within 12 months following the completion of transaction resulting in the Change of Control, Mr. Howling is entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target annual incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of target equity compensation awards due to be granted to him during the twelve (12) months following the public announcement of the Change of Control; with any options under such award being exercisable 33% upon his termination date and 33% on the first and second anniversaries of his termination date.

Effective March 24, 2008, Mr. Howling ceased to serve as our Senior Vice-President and Chief Financial Officer and was re-assigned to a non-officer position.

Eugene N. Melnyk, Former President of BLS. Under Mr. Melnyk's employment agreement with BLS, made as of January 1, 2005, Mr. Melnyk was entitled to receive annual cash compensation of $750,000 from BLS, to be considered annually for increases in accordance with BLS policy and subject to review and approval by the Board of Managers of BLS and our Compensation, Nominating and Corporate Governance Committee and Board of Directors. In addition, Mr. Melnyk was entitled to annual awards of BLS-issued DSUs with a value at the time of grant of $200,000. Mr. Melnyk was also entitled to awards of BLS-issued DSUs as follows: for the period of February 2005 through January 2006: BLS DSUs with a value at time of grant of $1,250,000; and from February 2006 through January 2007: BLS DSUs with a value at the time of grant of $500,000.

BLS could have terminated Mr. Melnyk's employment without just cause at any time upon payment to Mr. Melnyk of a severance package that included: (a) two year's base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Mr. Melnyk's commencing alternate employment, coverage under our medical and dental plans. We were also required to pay Mr. Melnyk the foregoing severance package in the event that Mr. Melnyk had resigned for a specified good reason.

Mr. Melnyk was not entitled to any payments upon termination of his employment agreement upon a Change of Control.

Gilbert Godin, Executive Vice-President, and Chief Operating Officer. Under Mr. Godin's employment agreement, made as of May 8, 2006, as amended, Mr. Godin is entitled to receive as base salary $430,000. He is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Godin is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

Mr. Godin was awarded 100,000 options as a one-time signing incentive. These options have vested or will vest in four equal annual instalments options commencing on the first anniversary date of the May 2006 grant.

Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated by us without cause or by Mr. Godin for Good Reason, Mr. Godin is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Mr. Godin has not secured alternative health and dental coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental plan coverage for Mr. Godin and his covered dependants for up to one year following his termination date; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Godin's termination of employment had Mr. Godin remained an employee during that period. This severance package is payable provided that Mr. Godin continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Mr. Godin is entitled to receive: (a) two times his base salary; (b) two times his annual short term incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Mr. Godin during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

Greg Gubitz, Senior Vice-President, Corporate Development. Under Mr. Gubitz's employment agreement, made as of February 16, 2006, as amended, Mr. Gubitz is entitled to receive a base salary of $400,000. He is eligible to participate in our short term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Gubitz is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

Mr. Gubitz's employment agreement has an indefinite term. If Mr. Gubitz's contract is terminated by us without cause or by Mr. Gubitz for Good Reason, Mr. Gubitz is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Mr. Gubitz has not secured alternative health and dental benefits coverage from a new employer, coverage for medical and dental coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Gubitz's termination of employment had Mr. Gubitz remained an employee during that period. This severance package is payable provided that Mr. Gubitz continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Mr. Gubitz is entitled to receive: (a) two times his base salary; (b) two times his annual short term incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Mr. Gubitz during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

Wendy A. Kelley, Senior Vice-President, General Counsel and Corporate Secretary. Under the terms of Ms. Kelley's employment agreement, made as of July 5, 2006, for the period from the date of the commencement of her employment until October 31, 2006, Ms. Kelley was paid an aggregate of $500,000. From and after November 1, 2006, Ms. Kelley's annual salary is $400,000, paid in Canadian dollars. She is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of her base salary. Ms. Kelley is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated by us without Cause or by Ms. Kelley for Good Reason, Ms. Kelley is entitled to receive a severance package that includes: (a) one times her base salary; (b) one times her target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of her target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Ms. Kelley has not secured alternative health and dental benefits coverage from a new employer, coverage for medical and dental coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee during that period. This severance package is payable provided that Ms. Kelley continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control, Ms. Kelley is entitled to receive: (a) two times her base salary; (b) two times her annual short term incentive compensation; (c) any unvested equity compensation awards held by her shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Ms. Kelley during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

William M. Wells, Chief Executive Officer. Mr. Wells was appointed Chief Executive Officer effective May 1, 2008. Mr. Wells is employed through, and will be paid by, BLS. Under Mr. Wells' employment agreement, effective May 1, 2008, the terms of which are substantially consistent with the employment arrangements Dr. Squires had as Chief Executive Officer, Mr. Wells is entitled to receive a base salary of $860,000. For 2008, Mr. Wells is not eligible to participate in the Short-Term Incentive Plan, but will instead receive a guaranteed cash bonus of 100% of his 2008 base salary. For 2009 and thereafter, Mr. Wells will be eligible to participate in the Short-Term Incentive Plan, with a target cash bonus of 100% of his base salary. Mr. Wells is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 112,550 options and 9,375 RSUs. Separate from his annual target awards, Mr. Wells is also entitled to: (i) 125,000 RSUs in 2008; (ii) 62,500 RSUs in 2009; and (iii) 62,500 RSUs in 2010, in each case subject to the performance criteria and performance period approved by the Compensation, Nominating and Corporate Governance Committee or the independent directors, as applicable.

Mr. Wells was awarded 150,000 options as a one-time signing incentive. In addition, in accordance with the terms of his employment agreement, Mr. Wells was reimbursed C$500,000 for an amount Mr. Wells was required to repay to his previous employer in connection with Mr. Wells' termination of employment. Mr. Wells shall be required to repay us one-half of this amount if he voluntarily resigns from employment with us or we terminate his employment for Cause within the first year of his employment with us. Other amounts payable to Mr. Wells under his employment agreement include $100,000 for relocation expenses (Mr. Wells will be located in Barbados), a housing allowance, a monthly car allowance, access to the corporate jet, the provision of security personnel, reimbursement for reasonable round-trip airfare to and from Barbados for Mr. Wells and his family in connection with an annual home leave, and reimbursement for expenses relating to his tax preparation and his immigration status.

Mr. Wells' employment agreement has an indefinite term. If Mr. Wells' contract is terminated by us without Cause or by Mr. Wells for Good Reason, Mr. Wells would be entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target annual incentive compensation for the year prior to the year in which the termination occurs (provided that if the termination occurs in 2008 or 2009, Mr. Wells' 2008 guaranteed cash bonus amount shall be used for the purposes of this calculation); (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; and (d) to the extent that Mr. Wells has not secured alternative medical and dental coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental plan coverage for Mr. Wells and his covered dependants for up to two years following his termination date, less the amount Mr. Wells would be required to contribute as an active employee. This severance package is payable provided that Mr. Wells continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control occurring prior to the first anniversary of the date of his employment agreement, Mr. Wells is entitled to receive: (a) two times his base salary; (b) two times his target annual incentive compensation for the year in which the Change of Control occurs (provided that if the Change of Control occurs in 2008 or 2009, Mr. Wells' 2008 guaranteed cash bonus amount shall be used for the purposes of this calculation); and (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control, subject, in the case of performance-based RSUs, to the satisfaction of the applicable performance criteria. If Mr. Wells' employment is terminated by us without Cause or by Mr. Wells for Good Reason within six months of the Change of Control, the payments described above are in lieu of any payments or benefits Mr. Wells is otherwise entitled to as a result of such termination.

On or after the first anniversary of the date of his employment agreement, if Mr. Wells' contract is terminated by us without Cause or by Mr. Wells for Good Reason within twelve months of a Change in Control, in addition to the severance package that Mr. Wells is entitled to receive upon such termination (as further described above), any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the date of termination, subject, in the case of performance-based RSUs, to the satisfaction of the applicable performance criteria.

Adrian de Saldanha, Interim Chief Financial Officer. Effective March 24, 2008, Mr. de Saldanha was appointed Interim Chief Financial Officer. Mr. de Saldanha had previously entered into an employment agreement with the Company respecting his employment as Vice President, Finance and Treasurer. The terms of his temporary assignment as Interim Chief Financial Officer are contained in an offer letter dated April 30, 2008 and an interim employment agreement effective March 24, 2008, which supplement the terms contained in his existing employment agreement. Mr. de Saldanha's employment agreement, offer letter and interim employment agreement are collectively referred to herein as the "Employment Agreement" for the purposes of this section.

Under Mr. de Saldanha's Employment Agreement, Mr. de Saldanha is entitled to receive a base salary of C$300,000. Mr. de Saldanha is also entitled to an assignment allowance of C$3,846 for each two-week pay period during which he serves as Interim Chief Financial Officer. Mr. de Saldanha is eligible to participate in the Short-Term Incentive Plan, with a target cash bonus temporarily increased to 50% of his base salary (inclusive of the assignment allowance) during his temporary assignment as Interim Chief Financial Officer. Mr. de Saldanha is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award temporarily prorated based on a target annual award of 75,000 options and 6,250 RSUs during the term of his temporary assignment as Interim Chief Financial Officer.

If Mr. de Saldanha's Employment Agreement is terminated by us without Cause or by Mr. de Saldanha for Good Reason, Mr. de Saldanha is entitled to receive a severance package that includes: (a) one times his base salary, calculated using Mr. de Saldanha's highest annual base salary in the three years prior to his termination; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; and (d) to the extent that Mr. de Saldanha has not secured alternative health and dental coverage from a new employer, we will continue to pay for Mr. de Saldanha's extended health and dental benefits coverage on the same basis as our active employees for up to one year. This severance package is payable provided that Mr. de Saldanha continues to comply with the confidentiality and non-competition provisions of his Employment Agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

Upon a Change of Control and an involuntary termination of Mr. de Saldanha's employment either by us without Cause or by Mr. de Saldanha for Good Reason occurring within twelve months of such Change of Control, Mr. de Saldanha is entitled to receive: (a) two times his base salary, calculated using Mr. de Saldanha's highest annual base salary in the three years prior to his termination; (b) two times his target annual incentive compensation for the year prior to the year in which the termination occurs; and (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the date of termination. For greater certainty, where Mr. de Saldanha is terminated during his temporary assignment as Interim Chief Financial Officer within twelve months of a Change of Control, the amounts to be used in calculating the payments described above, shall include, where applicable, the increased base salary and increased target annual incentive compensation (inclusive of the assignment allowance) which Mr. de Saldanha is entitled to during his temporary assignment as Interim Chief Financial Officer.

Pension Plan

We do not maintain a pension plan for our employees, officers or directors.

Indebtedness of Directors and Officers

As at May 7, 2008, there were no outstanding loans made by us to any current or former director, officer or employee or proposed nominee for election as a director. In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001. No securities have been purchased by any current or former director or officer or proposed nominee for election as a director with our financial assistance during the 2007 fiscal year. Furthermore, no director, officer or employee or proposed nominee for election as a director is indebted to us in connection with securities purchase programs.

It is our policy not to provide financial assistance to shareholders, directors or officers in connection with the purchase of our Common Shares or the securities of any of our affiliates, nor to grant personal loans to directors and officers.

Directors and Officers Indemnification and Liability Insurance

We maintained insurance during 2007 for certain liabilities incurred by our directors and officers in their capacity with us or our subsidiaries. The policy has been and is currently subject to a limit of up to $100,000,000 for each of the 12-month periods ended November 15, 2006, November 15, 2007 and November 15, 2008. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where we are a party to a class action proceeding regarding a securities matter, where individuals are named with us, after the deductible limit is reached, we must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the year ended December 31, 2007, the amount of premiums paid in respect of such insurance was $4.1 million. No part of the premium was paid by any individual officer or director.

It is anticipated that the amount of premiums to be paid in respect of such insurance for the year ended December 31, 2008 will be approximately $3.6 million.

Indemnification

Pursuant to the CBCA and the indemnification agreements, we have agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of our company or our subsidiaries in accordance with applicable law. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as our officers and directors. Pursuant to such indemnities, we bear the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York (referred to collectively as the "U.S. Securities Class Action") naming us; Eugene Melnyk, our then Chief Executive Officer and Chairman; Brian Crombie, our then Chief Financial Officer and former Senior Vice-President, Strategic Development; Kenneth Howling, our then Vice-President, Finance and Corporate Communications and former Senior Vice-President and Chief Financial Officer; and John Miszuk, our then Vice-President, Controller and Assistant Secretary. In August 2006, Mr. Rolf Reininghaus, former Senior Vice-President, Corporate & Strategic Development and former President of Biovail Ventures, was named as a defendant in a consolidated second amended complaint for the U.S. Securities Class Action. In December 2007, we and the other named individual defendants entered into an agreement in principle to settle the U.S. Securities Class Action. The proposed settlement has received preliminary court approval and will be subject to final approval by the U.S. District Court for the Southern District of New York. The original defendants in the U.S. Securities Class Action were also named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. In April 2008, we and the other named defendants entered into an agreement to settle the Canadian securities class action. The executives have been represented by the same counsel representing us in this matter and, accordingly, any incremental cost resulting from the defence of the individuals has been minimal.

On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants us, Eugene Melnyk and Ken Cancellara, our then Senior Vice-President and Chief Legal Officer, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as our consultants). Our counsel also represented Mr. Cancellara while he was still a party to this claim. The executives were also represented by our counsel in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2007 were approximately US$2,523,711. The Company has made a claim for reimbursement for a portion of this amount under its 2003 Commercial General Liability Insurance Policy.

In addition, we have been subject to investigations by both Canadian and U.S. securities regulators. In connection with these investigations, the SEC and OSC have each interviewed and requested documentation from certain individuals who have retained their own counsel. In addition, staff of the SEC has sent Wells Notices to certain individuals who have retained their own counsel. This process resulted in a civil enforcement proceeding being commenced by the SEC against these individuals and a notice of hearing being issued by the OSC. For the fiscal year ended December 31, 2007, we have paid or have been invoiced for approximately C$371,601 in legal fees and disbursements to the firm representing Roger Rowan, one of our former directors, in respect of the OSC inquiry. In fiscal 2007, we have also paid or been invoiced for approximately C$71,510 and US$1,802,622 in legal fees and disbursements to the firms representing Brian Crombie, one of our former officers, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or been invoiced for approximately C$124,154 and US$1,792,373 in legal fees and disbursements to the firms representing Ken Howling, our former Senior Vice-President and Chief Financial Officer, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or been invoiced for approximately C$181,326 and US$1,100,811 in legal fees and disbursements to the firms representing John Miszuk, one of our former officers, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or have been invoiced for approximately C$2,125,283 and US$1,937,145 for legal fees and disbursements to the firm representing Eugene Melnyk, in respect of the OSC inquiry and the SEC investigation, respectively.

A portion of the above amounts have been or will be reimbursed under our 2003-2004 Director and Officer insurance policies. Further information regarding these litigation matters can be found under the heading "Financial Information — Significant Changes — Legal Proceedings".

Interest of Informed Persons in Material Transactions

In 2006, we contracted with Global IQ, a clinical research organization with its corporate head office at Suite 903, TD Tower, 10088 - 102 Avenue, Edmonton, Alberta, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Peter Silverstone, our then Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $1,166,000 in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone advised us that he disposed of his interest in Global IQ in April 2007.

In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

SECTION 6 CORPORATE GOVERNANCE

The Company's corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "National Instrument"), National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The National Instrument requires the disclosure by each listed company of its approach to corporate governance with reference to the Guidelines. For a detailed description of our corporate governance practices and the alignment of those practices with the Guidelines, please refer to "Appendix A — Statement of Corporate Governance Practices".

Furthermore, although we are a foreign private issuer under U.S. securities laws and are not required to comply with certain NYSE governance standards, our governance practices comply with most of the requirements of the NYSE for U.S. domestic issuers.

The Board has adopted formal corporate governance guidelines as well as written charters for the Board and each of the Board committees, which provide the framework for effective governance of our Company. These guidelines and charters are reviewed annually by the Compensation, Nominating and Corporate Governance Committee, in consultation with external legal advisors, and recommendations for amendment are made to the Board, if necessary. We believe that the corporate governance practices adopted and regularly updated by our Board are in the best interests of the Company and the best interests of our shareholders.

Our governance documents can be found on our website at www.biovail.com.

The Chairman of the Board and the Chairperson of each Committee will be available to respond to questions from shareholders at the Meeting.

SECTION 7 ADDITIONAL MATTERS

Other Matters

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if such matters should properly come before the Meeting, the proxy will be voted in accordance with the best judgment of the proxy nominees.

Request for Documents

Our financial information is contained in its comparative financial statements and related management's discussion and analysis of results of operation and financial condition ("MD&A") for the fiscal year ended December 31, 2007. Additional information about us is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering Analysis and Retrieval system ("EDGAR") at www.sec.gov.

We will provide to any person, upon request to the Company's Corporate Secretary at the address stated below, the following documents:

  (a)
  one copy of the latest Annual Report on Form 20-F, together with one copy of any document, or the pertinent pages of any document, that the Annual Report on Form 20-F refers to;

  (b)
  one copy of our comparative financial statements and related MD&A as at and for the year ended December 31, 2007, together with the accompanying report of the auditor, and one copy of any subsequent interim financial statements and related MD&A; and

  (c)
  our management proxy circular for the most recent annual meeting of shareholders.

For additional information, contact Biovail Investor Relations:

  Investor Relations
  7150 Mississauga Road
  Mississauga, ON L5N 8M5
  Phone: 905-286-3000
  Fax: 905-286-3050
  Email: ir@biovail.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Mississauga, Ontario, May 9, 2008.

By Order of the Board of Directors
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary

APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines our Company's governance policies and practices. All capitalized terms have the meanings ascribed to them in the Circular.

Board of Directors

Independence

We believe in order to be effective our Board must operate independently of management. The charter of the Board (the "Board Charter") requires that at least a majority of directors be independent. The Board Charter also requires that the directors constituting that majority must be independent of all shareholders who own or control 10% or more of the Common Shares. The Board Charter defines an "independent director" as a director who (i) is independent as defined for the purposes of Board composition under applicable regulatory and stock exchange requirements in the U.S. and Canada, and (ii) does not have a direct or indirect material relationship with the Company (either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Company). A "material relationship" is defined as a relationship, which could, in the reasonable view of the Board, interfere with the exercise of a director's independent judgment.

As described in our Corporate Governance Guidelines, the Compensation, Nominating and Corporate Governance Committee reviews the relationships that each director has with Biovail in order to satisfy itself that these independence criteria have been met. On an annual basis, as part of our disclosure procedures, all directors complete a questionnaire pertaining to, among other things, share ownership, family and business relationships and director independence standards.

The Board is currently comprised of five members, a majority of whom are "independent directors" within the meaning of applicable regulatory and stock exchange requirements in Canada and the United States and the Board Charter. The three independent directors are Dr. Paul, Mr. Van Every and Mr. Segal. Mr. Wells, as our Chief Executive Officer, and Dr. Squires, as our former Chief Executive Officer, have a material relationship with the Company and therefore are not independent and are not eligible to serve on the Audit Committee or the Compensation, Nominating or Corporate Governance Committee.

Eight of the ten nominated Directors are independent within the meaning of all applicable securities regulatory and stock exchange requirements in Canada and the United States and the Board Charter, with Mr. Wells and Dr. Squires being the two nominated directors who are not independent. All of the nominated Directors are also independent of Mr. Melnyk, the Corporation's largest shareholder.

With the exception of Mr. Wells who, as Chief Executive Officer, has entered into an employment agreement with us, and Dr. Squires, who has entered into an agreement in respect of his services as Chairman of the Board, none of our directors have entered into service or other similar contracts with us.

Lead Director

The Board Charter provides that whenever the Chairman of the Board is not independent, the Board shall appoint a Lead Director, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. In June 2007, Mr. Wells was appointed as our Lead Director. In connection with his appointment as Chief Executive Officer, Mr. Wells resigned as Lead Director. The independent directors will appoint a new Lead Director following the Meeting. Key elements of the Lead Director's role include but are not limited to:

  •
  fostering processes to enable the Board to function effectively without management and encouraging open and effective communication between the Board and management of the Company;

  •
  providing input to the Chairman of the Board on behalf of the independent directors with respect to Board agendas;

  •
  chairing regular in camera meetings of the independent directors;

  •
  communicating with the Chairman of the Board and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board to effectively carry out its duties and responsibilities; and

  •
  assisting the Board in satisfying itself as to the integrity of the Chief Executive Officer.

Meetings of Independent Directors

The independent members meet in camera at all regularly scheduled Board meetings. From January 1, 2007 to April 28, 2008, 20 such meetings were held.

Meetings of the Board of Directors

Pursuant to the Board Charter, the Board meets regularly, at least four times per year and additionally as necessary. In 2007, there were ten regularly scheduled meetings and six meetings were called to review special business. All agendas are set by the Chairman of the Board in consultation with the Lead Director and Committee Chairpersons, as necessary, prior to circulation.

In accordance with the Board Charter, in order to transact business at any meeting, at least 60% of the directors present must be "independent" within the meaning set out in the Board Charter.

Absent compelling circumstances, directors who do not attend (in person or via teleconference) at least 75% of directors' meetings in a given year will not be proposed for nomination the following year.

The attendance records at Board and committee meetings for each member of the Board from January 1, 2007 to April 28, 2008 are set out below:

					Audit 16 Meetings
	Board 20 meetings		Compensation, Nominating and Corporate Governance 14 Meetings				Risk & Compliance 6 Meetings
						%			Overall
Director	#	%	#	%	#		#	%	#	%
Dr. Squires(1)	20/20	100%	N/A	N/A	N/A	N/A	2/2	100%	22/22	100%
Mr. Bristow(2)	20/20	100%	12/14	85%	N/A	N/A	N/A	N/A	32/34	94%
Dr. Paul	19/20	95%	12/14	85%	12/16	75%	N/A	N/A	43/50	86%
Mr. Plener(3)	18/18	100%	N/A	N/A	N/A	N/A	5/5	100%	23/23	100%
Mr. Segal(4)	5/6	83%	N/A	N/A	N/A	N/A	2/2	100%	7/8	87%
Mr. Sokalsky(5)	16/19	84%	N/A	N/A	12/16	75%	N/A	N/A	28/35	80%
Mr. Van Every	20/20	100%	13/14	92%	16/16	100%	N/A	N/A	49/50	98%
Mr. Wells(6)	20/20	100%	8/8	100%	16/16	100%	6/6	100%	50/50	100%
(1)
Dr. Squires joined the Risk and Compliance Committee following the resignation of Mr. Melnyk and stepped down as a member following the November 2007 meeting.
(2)
Mr. Bristow resigned from the Board on April 21, 2008.

(3)
Mr. Plener resigned from the Board on February, 27, 2008.

(4)
Mr. Segal was appointed as a director effective December 7, 2007.

(5)
Mr. Sokalsky resigned from the Board on March, 28, 2008.

(6)
Mr. Wells joined the Compensation, Nominating and Corporate Governance Committee following the 2007 annual general meeting of shareholders.

Membership on Other Boards

Currently, the directors and director nominees listed below serve as directors on the boards of other public companies.

Director	Public Company
Mr. Gouin	Cott Corporation Onex Corporation
Mr. Lanthier	Gerdau Ameristeel Corporation RONA Inc. Torstar Corporation TSX Group Inc. Zarlink Semiconductor Inc.
Dr. Paul	Ampco Pittsburgh Corporation
Mr. Segal	Thallion Pharmaceuticals, Inc.
Mr. Van Every	Kelman Technologies Inc.

Information about all of the private and charitable boards on which each of the nominated directors sit, as well as directorships which they have held in the last five years can be found on pages 18 through 23 of this Circular under the heading "Section 4 — Business of the Meeting — Information Relating to Biovail's Directors".

Engagement of External Advisors

Each director has the authority to retain external advisors with the approval of the Chairperson of the Compensation, Nominating and Corporate Governance Committee. This provision is set out in the written charter of the Compensation, Nominating and Corporate Governance Committee and in the Director Resource Policy. Both of these documents can be found on Biovail's website at www.biovail.com. Fees and expenses relating to the retention of such advisors are pre-approved by the Chairperson of the Compensation, Nominating and Corporate Governance Committee and paid by Biovail.

Charter of the Board of Directors

The Board is responsible for the overall stewardship of our Company and its business, including supervising the management of the Company's business and affairs. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board and our officers, all as more particularly described in the Board Charter. As set out in the Board Charter, the Board has established three committees to assist with its responsibilities: the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Risk and Compliance Committee. Each committee has a charter defining its responsibilities.

Under the Board Charter, which is reviewed at least annually, in consultation with external legal advisors, the Board is responsible for, among other things, the following:

  •
  appointment and evaluation of the Chairman of the Board annually;

  •
  developing and approving our approach to and practices regarding corporate governance;

  •
  succession planning;

  •
  making determinations regarding executive and director compensation and our equity and non-equity compensation plan;

  •
  reviewing our business strategies and approving a strategic plan;

  •
  updating and ensuring compliance with our Standards of Business Conduct;

  •
  reviewing our principal risks and assessing whether appropriate systems are in place to manage such risks; and

  •
  reviewing and ensuring the integrity of the internal controls.

The Board requires management to obtain the Board's approval for:

  •
  all decisions which are outside the ordinary course of our business (including, without limitation, litigation strategies, major financings, major acquisitions, major dispositions, significant licensing and new commercial relationships);

  •
  any expenditure above an amount specified by the Board from time to time;

  •
  material changes to our organizational structure;

  •
  appointment of officers; and

  •
  such other matters as the Board may determine from time to time.

The Board Charter is attached as Appendix B to this Circular.

Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board and Lead Director and for the Chairperson of each committee of the Board. The Board has also developed a written position description for the Chief Executive Officer. The position descriptions are posted on our website at www.biovail.com.

Orientation and Continuing Education

Orientation of New Directors

Our orientation program was established to provide new directors with the background and context necessary to enable them to contribute effectively to the work of the Board as soon as possible after their appointment. As part of this program, all new directors receive written materials to help them become familiar with our current priorities, objectives and challenges. The new directors are educated regarding the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and energy that we expect from our directors) and the nature and operation of our business. New directors also attend meetings with the Chairman of the Board, the Chief Executive Officer and other members of management on various aspects of our business, in order to acquaint them with the operation and culture of the organization, its Board and the committees. These meetings also give each new director an opportunity to ask questions and to identify additional information that might be of particular interest. New directors also receive periodic presentations from senior management on major business, industry and competitive issues.

Continuing Education of Directors

The Board's continuing education program was developed to assist directors to maintain or enhance their skills and abilities as directors and to assist directors in ensuring that their knowledge and understanding of our business remains current. Through the Board's continuing education program, management and outside advisors provide information and education sessions to the Board and its committees as necessary to keep directors up-to-date on Biovail, its business and the environment in which it operates, as well as with respect to any developments in the responsibilities of directors. Directors may attend outside conferences and seminars that are relevant to their role at Biovail's expense, with the approval of the Chairman of the Board.

Ethical Business Conduct

Standards of Business Conduct

The Board has adopted a written code of business conduct and ethics entitled the Standards of Business Conduct (the "Standards") for our directors, officers and employees that sets out the Board's expectations for the conduct of such persons in their dealings on behalf of our Company. Pursuant to the Standards, employees, officers and directors are expected to maintain an understanding of and ensure that they comply with the Standards. Supervisors are responsible for maintaining awareness of the Standards and for reporting any deviations to management. In addition, the regular audits of our Company include procedures to test compliance with the Standards. Responsibility, subject to Board approval, for the establishment and periodic update and review of the Standards falls within the mandate of the Risk and Compliance Committee of the Board.

Employees, officers and directors are required to immediately report violations of the Standards to their supervisors, our human resources department or our General Counsel. The Board has established confidential reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Standards on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Standards may face disciplinary actions, including dismissal. The Board is not aware of any material breaches of the Standards; however, it expects management to report any such breaches to it.

Code of Professional Conduct

We also have a Code of Professional Conduct for the Chief Executive Officer and Senior Finance Executives (the "Code"), which is designed to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure and compliance with all applicable laws and regulations. Violations of the Code are reported to the General Counsel or to the Chairperson of the Audit Committee. Failure to observe the terms of the Code may result in disciplinary action, including dismissal.

Whistleblower Policy

We have also adopted a Whistleblower Policy, which provides for the receipt, retention and treatment of complaints received by Biovail regarding our accounting, internal accounting controls or auditing matters. Employees, officers and directors are able to submit such complaints on a confidential and anonymous basis. All complaints are referred to the General Counsel or the Vice-President, Associate General Counsel, who conducts an investigation and reports to the Audit Committee, who, in turn, determines what action should be taken with respect to the complaint. The Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who provides information or otherwise assists in an investigation or proceeding regarding any conduct within the scope of the Whistleblower Policy.

The Standards, the Code and the Whistleblower Policy are available on our website www.biovail.com.

Conflicts of Interest

Biovail has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If such arrangements were to arise, they would be considered and approved, as appropriate by the Board or the Audit Committee. In considering transactions and agreements where a director or officer has a material interest, that individual is expected to give notice of and clear that interest and abstain himself or herself from the Company's decision with respect to that matter.

In addition, Directors must avoid potential or actual conflicts of interest that are incompatible with service as a director. Circumstances that could reasonably be expected to result in an actual, apparent or perceived conflict of interest must be immediately brought to the attention of the Chairman of the Board or the Lead Director by the director, or by any other director who has knowledge of such conflict of interest, to ensure that appropriate steps can be taken, including the adoption of appropriate avoidance measures. For example, a conflict of interest may occur when a director's personal interest is adverse to, or may appear to be adverse to, the interests of Biovail as a whole or a director, or a member of his or her immediate family receives improper personal benefits as a result of his or her position as a director of Biovail. Our Statement of Expectations for Directors sets out a number of examples of common conflicts that should be avoided by directors.

Audit Committee

The Audit Committee is comprised of three directors, Mr. Van Every (Chairperson), Dr. Paul and Mr. Segal, all of whom are independent for purposes of Multilateral Instrument 52-110 — Audit Committees. The Board has concluded that each of the members of the Audit Committee are "financially literate" as defined under Multilateral Instrument 52-110 — Audit Committees and that two of the three members of the Audit Committee (Mr. Van Every and Dr. Paul) are "audit committee financial experts" as defined in the Sarbanes Oxley Act of 2002.

The education and experience of each Audit Committee member that is relevant to such member's responsibilities as a member of the Audit Committee are set out below:

Mr. Van Every is a retired partner of PricewaterhouseCoopers LLP and, from 1969 to 1998, was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada.

Dr. Paul is a founding principal of Laurel Crown Partners, LLC, a leveraged buyout and principal investment company based in Los Angeles, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York-based securities and brokerage firm and then at Credit Suisse First Boston, after its purchase of DLJ. Dr. Paul received his M.B.A. from Stanford University. Dr. Paul sits on the board of the American Red Cross, where he serves as the Chair of its finance committee.

Mr. Segal is the Chief Executive Officer and a director of Thallion Pharmaceuticals, Inc., a public company listed on the TSX. Mr. Segal served as President and Chief Executive Officer of Caprion Pharmaceuticals from 1998 until its merger with Ecopia BioSciences to form Thallion in 2007. Mr. Segal earned an M.B.A. from Harvard Business School.

The Audit Committee operates pursuant to a written charter that includes, among other things, all those responsibilities assigned to it by law. This includes responsibility for reviewing and recommending to the Board our annual financial statements and MD&A and reviewing and approving our interim financial statements and MD&A. As contemplated in its charter, the Audit Committee meets at least four times annually with our internal auditor and with our external auditors without management being present. In accordance with its charter, the Audit Committee also provides assistance to the Board in fulfilling its oversight function with respect to:

  •
  compliance with legal and regulatory requirements, including with respect to disclosure of financial information;

  •
  the qualifications, performance and independence of our external auditor;

  •
  the performance of our internal audit function; and

  •
  internal controls and certifications.

The Audit Committee's charter is included as Exhibit 15.1 to our Annual Report on Form 20-F, a copy of which is available on SEDAR at www.sedar.com, and is also available on our website at www.biovail.com. Further information regarding the Audit Committee can be found in the Annual Report on Form 20-F under Item 6.C, "Directors, Senior Management and Employees — Board Practices — Audit Committee" and Item 16A, "Audit Committee Financial Expert".

Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee is comprised of Dr. Paul (Chairperson), Mr. Segal and Mr. Van Every, all of whom are independent, as defined by applicable regulatory and stock exchange requirements. The responsibilities, powers and operation of the Compensation, Nominating and Corporate Governance Committee are set out in the written charter of the Compensation, Nominating and Corporate Governance Committee, a copy of which is available on our website at www.biovail.com. Its charter requires that all members of the Compensation, Nominating and Corporate Governance Committee be independent within the meaning of applicable regulatory and stock exchange requirements and the Board Charter.

As described in its charter, the key responsibilities of the Compensation, Nominating and Corporate Governance Committee include:

  •
  reviewing and recommending director and executive compensation, including compensation of the Chief Executive Officer;

  •
  overseeing the administration of our non-equity compensation plans and equity-based compensation plans, recommending to the Board the executive officers who receive awards and the size of those awards under such plans and making recommendations to the Board regarding the adoption, amendment or termination of such plans;

  •
  reviewing and recommending to the Board our approach to corporate governance, including reviewing and recommending changes to our Corporate Governance Guidelines;

  •
  reviewing corporate governance and compensation disclosure in public documents;

  •
  identifying and recommending new nominees to the Board;

  •
  developing and recommending a process for and overseeing the execution of the assessment of the performance and effectiveness of the Board, its committees, the Chairman of the Board, the Chairpersons of the committees and the directors;

  •
  approving and monitoring our communication, insider trading and share ownership policies;

  •
  making recommendations to the Board with respect to management succession; and

  •
  developing and recommending director orientation and continuing education programs.

Nomination of Directors

The Compensation, Nominating and Corporate Governance Committee assists the Board by identifying individuals qualified to become directors and recommending new nominees to the Board.

In making recommendations to the Board for new nominees for election or appointment, the Compensation, Nominating and Corporate Governance Committee considers the selection criteria approved by the Board from time to time, including the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers to be necessary for each existing Director to possess and the competencies and skills each new nominee would bring to the boardroom.

In selecting individuals to be recommended for election by shareholders, the Board looks for individuals who demonstrate certain competencies and characteristics including, but not limited to, the following key traits: (i) proven track record of sound business judgment and good business decisions; (ii) demonstrated integrity and high ethical standards; (iii) financial literacy; (iv) appropriate knowledge of business and industry issues; (v) specific knowledge and experience to support the development and/or implementation of business strategies; (vi) communication and advocacy skills; (vii) ability to contribute to the Board's effectiveness and performance; and (viii) availability for Board and committee work.

Compensation

For details on the philosophy and approach adopted by the Compensation, Nominating and Corporate Governance Committee with respect to compensation of our officers, please see "Section 5 — Disclosure of Compensation and Related Information — Report on Executive Compensation" on page 31 of the Circular.

The Compensation, Nominating and Corporate Governance Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. In addition, the Compensation, Nominating and Corporate Governance Committee's charter provides that all non Board-based services conducted by any such compensation consultant retained by the Compensation, Nominating and Corporate Governance Committee shall be pre-approved by the Chairperson of the Compensation, Nominating and Corporate Governance Committee.

Annually, the Compensation, Nominating and Corporate Governance Committee selects and retains an independent consultant to conduct a comprehensive review and assessment of our policies, procedures and internal controls for setting compensation of the Chief Executive Officer and other members of senior management. The consultant prepares and submits a report to the Compensation, Nominating and Corporate Governance Committee. As discussed above under "Section 5 — Disclosure of Compensation and Related Information — Report on Executive Compensation — Measurements Undertaken to Support Compensation Objectives — Independent Compensation Consultant", the Compensation, Nominating and Corporate Governance Committee, during the period from January 1, 2007 to December 31, 2007, retained Mercer (Canada) Limited to provide advice regarding the compensation of our executive officers.

Director compensation is set by the Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee. The Board believes that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved. Recently, the Board formalized share ownership guidelines for non-management directors. For more information regarding the compensation of directors, please see "Section 5 — Disclosure of Compensation and Related Information — Compensation of Directors" on page 27 of this Circular.

Other Board Committees

In addition to the Audit Committee and the Compensation, Nominating and Corporate Governance Committee, the Board also has the Risk and Compliance Committee. Our Risk and Compliance Committee is comprised of Mr. Wells (Chairperson), Mr. Segal and Dr. Squires.

The Risk and Compliance Committee operates pursuant to a written charter and assists the Board with its oversight of processes in place to identify, assess, monitor and control critical risks facing us, including regulatory risks and other principal risks associated with our business. Responsibilities of the Risk and Compliance Committee include:

  •
  identifying principal risks for the Company and implementing and monitoring the appropriateness and effectiveness of systems and policies to manage such risks;

  •
  reviewing reports concerning the integrity of our management information systems and reporting to the Board regarding such review; and

  •
  reviewing and updating and ensuring compliance with our Standards and Code.

Assessments

The Board is in the process of completing an assessment in respect of 2007 which addresses the contribution and effectiveness of the Board, its committees and the individual directors. This assessment is conducted on an annual basis.

In January 2008, the Compensation, Nominating and Corporate Governance Committee retained Dr. Peter Stephenson of Meridien Consulting Services Inc. ("Meridien") to assist in a detailed assessment of the effectiveness of our Board, Board committees and individual directors for the 2007 fiscal year. This assessment process included the completion by directors of an evaluation form that solicited ratings and written comments regarding the overall Board, all Board committees, the Chairpersons of the committees, the Lead Director and the Chairman of the Board. Directors also completed a separate survey for each committee upon which they served. Following receipt of written feedback, interviews with directors were conducted by Meridien to gather verbal peer feedback regarding each individual director on a confidential basis. Peer feedback is communicated back to each director on an anonymous basis by Meridien. Meridien also interviewed several members of senior management to gain their perspective on Board contribution and areas in which the Board might improve its value to them and our Company. Meridien's report has been presented to and reviewed by the Compensation, Nominating and Corporate Governance Committee. Meridien will present its report to the remaining directors and will discuss developing an implementation strategy for Board effectiveness.

APPENDIX B CHARTER OF THE BOARD OF DIRECTORS

1.         PURPOSE AND RESPONSIBILITY OF THE BOARD

  By approving this Charter, the Board of Directors (the "Board") explicitly assumes responsibility for the stewardship of Biovail Corporation ("Biovail") and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Biovail's business and affairs.

2.         REVIEW OF CHARTER

  The Board shall review and assess the adequacy of this Charter annually to ensure, among other matters, compliance with any rules or regulations disseminated by any regulatory body, and at such other times as it considers appropriate, and shall consider and make such amendments to this Charter as the Compensation, Nominating and Corporate Governance Committee of the Board (the "CNCG Committee") shall recommend and that the Board considers necessary or appropriate.

CONSTITUTION OF THE BOARD

3.         ELECTION AND REMOVAL OF DIRECTORS

3.1
Number of Directors

  The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time within any range as may be set out in Biovail's articles.

3.2
Election of Directors

  Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

3.3
Vacancies

  The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of Directors, to the extent permitted by the Canada Business Corporations Act, as amended (the "CBCA").

3.4
Ceasing to be a Director

  A Director will cease to hold office upon:

  (a)
  delivering a resignation in writing to Biovail;

  (b)
  being removed from office by an ordinary resolution of the shareholders;

  (c)
  his or her death; or

  (d)
  becoming disqualified from acting as a Director.

3.5
Deemed Resignation.

  A Director shall offer his or her resignation to Biovail (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

4.         CRITERIA FOR DIRECTORS

4.1
Qualifications of Directors

  Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of being bankrupt.

4.2
Residency

  At least 25% of the Directors shall be resident Canadians (as defined in the CBCA).

4.3
Independence of Directors

  The composition of the Board shall comply with all statutory and regulatory requirements to which Biovail is subject from time to time. Without limiting the generality of the foregoing, at least a majority of the Directors shall be independent Directors, and the Directors constituting that majority must be independent of any and all of Biovail's shareholders who own or control 10% or more of Biovail's common stock. An independent Director shall be a Director who:

  (a)
  does not, as determined by the Board, have a direct or indirect material relationship with Biovail (either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with Biovail); and a "material" relationship shall be a relationship, which in the reasonable view of the Board, could interfere with the exercise of a Director's independent judgement.

  (b)
  is independent as "independence" is defined for the purposes of board composition under applicable regulatory and Stock Exchange requirements in the United States and Canada as in effect from time to time and in accordance with such additional requirements for independence as the Board may establish.

4.4
Other Criteria

  The Board may establish other criteria for Directors as contemplated in this Charter.

5.         BOARD CHAIRMAN

5.1
Chairman to Be Appointed Annually

  The Board shall appoint the Chairman of the Board (the "Chairman") annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

5.2
Independence of Chairman / Lead Director

  The Chairman shall be an independent director, unless the Board determines that it is inappropriate to require the Chairman to be independent. If the Board determines that it would be inappropriate to require the Chairman to be independent, then the independent directors shall select from among their number a director who will act as "Lead Director" and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or Biovail management. The Chairman, if independent, or the Lead Director if the Chairman is not independent, shall act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties.

5.3
Evaluation

  The Board shall conduct an annual performance evaluation of the Chairman taking into account the Chairman's position description.

6.         REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1
Remuneration

  Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the CNCG Committee.

6.2
Retaining and Compensating Advisors

  The Board, each committee of the Board and each Director shall have the authority to retain, at Biovail's expense, external legal counsel, consultants or other advisors, as appropriate, to assist the Board, committee or Director, as the case may be, in fulfilling his or her responsibilities, with the approval of the Chairman of the CNCG Committee, which approval may not be unreasonably withheld or delayed.

MEETINGS OF THE BOARD

7.     MEETINGS OF THE BOARD

7.1
Time and Place of Meetings

  Meetings of the Board shall be called and held in the manner and at the location contemplated in Biovail's by-laws.

7.2
Frequency of Board Meetings

  The Board shall meet regularly, at least four times per year and additionally as necessary.

7.3
Quorum

  In order to transact business at a meeting of the Board:

  (a)
  at least a majority of Directors then in office shall be present;

  (b)
  at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise).

  (c)
  at least 60% of the Directors present must be independent as defined in Section 4.3 of this Charter.

7.4
Secretary of the Meeting

  The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5
Right to Vote

  Each member of the Board shall have the right to vote on matters that come before the Board.

7.6
Invitees

  The Board may invite any of Biovail's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

7.7
Minutes

  Minutes of each meeting of the Board will be kept by the Secretary of such meeting and distributed to the Board for review and approval prior to the next scheduled meeting of the Board.

8.         IN CAMERA SESSIONS

8.1
In Camera Sessions of Non-Management Directors

  At of each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2
In Camera Sessions of Independent Directors

  At of each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

9.     DELEGATION AND RELIANCE

9.1
Delegation to Committees

  The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating. However, no committee of the Board shall have the authority to make decisions which bind Biovail, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2
Requirement for Certain Committees

  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges ("Stock Exchanges" shall mean, at any time, those stock exchanges on which any securities of Biovail are listed for trading) as the Board may consider appropriate:

  (a)
  Audit Committee;

  (b)
  CNCG Committee; and

  (c)
  Risk and Compliance Committee (the "Risk Committee").

9.3
Composition of Committees

  The Board will approve the composition and appoint and maintain in office members of each of its committees such that the composition of each such committee is in compliance with applicable listing requirements of the Stock Exchange and with the requirements of relevant securities regulatory authorities and with such recommendations or guidelines of securities regulatory authorities and Stock Exchanges as the Board may consider appropriate and shall require the CNCG Committee to make recommendations to it with respect to such matters.

9.4
Board — Committee Communication

  To facilitate communication between the Board and each Board committee, each committee chairperson shall provide a report to the Board on material matters considered by each committee at the first Board meeting following each committee meeting where such matters were considered.

9.5
Review of Charters

  On an annual basis, the Board will review the recommendations of the CNCG Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.6
Delegation to Management

  Subject to Biovail's articles and by-laws, the Board may designate the offices of Biovail, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Biovail, except to the extent that such delegation is prohibited under the CBCA, applicable rules of securities regulatory authorities and Stock Exchanges, or limited by the articles or by-laws of Biovail or by any resolution of the Board or policy of Biovail.

9.7
Limitations on Management Authority

  The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

  (a)
  all decisions which are outside of the ordinary course of Biovail's business (including, without limitation, litigation strategies, major financings, major acquisitions, major dispositions, significant licensing and new commercial relationships);

  (b)
  any expenditure above an amount specified by the Board from time to time;

  (c)
  changes to Biovail's organizational (legal entity) structure;

  (d)
  appointment of officers; and

  (e)
  such other matters as the Board may determine from time to time.

9.8
Access to Management

  The Board shall have unrestricted access to Biovail's management and employees.

9.9
Reliance on Management

  The Board is entitled to rely in good faith on the information and advice provided to it by Biovail's management.

9.10
Reliance on Others

  The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.11
Oversight

  The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

10.  DUTIES OF INDIVIDUAL DIRECTORS

10.1
Fiduciary Duty and Duty of Care

  In exercising his or her powers and discharging his or her responsibilities, a Director shall:

  (a)
  act honestly and in good faith with a view to the best interests of Biovail; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10.2
Compliance with CBCA and Constating Documents

  A Director shall comply with the CBCA and the regulations to the CBCA as well as with Biovail's articles and by-laws.

10.3
Conflict of Interest

  If an actual or potential conflict of interest arises, a Director shall promptly inform the Chairman or Lead Director, as appropriate, and shall refrain from voting or participating in discussion of the matter in respect of which he or she has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the Director should resign.

10.4
Confidentiality

  Directors will maintain the absolute confidentiality of the deliberations and decisions of the Board and information received at meetings of the Board, except as may be specified by the Chairman or if the information is publicly disclosed by Biovail.

10.5
Board Interaction with Third Parties

  If a third party approaches a Director on a matter of interest to Biovail, the Director should bring the matter to the attention of the Chairman or the Lead Director, as applicable, who shall determine whether this matter should be reviewed with management of Biovail or should more appropriately be dealt with by the Board in an in camera session.

10.6
Compliance with Biovail's Policies

  A Director shall comply with all policies of Biovail applicable to members of the Board as approved by the Board from time to time.

11.      RESPONSIBILITIES OF DIRECTORS

11.1
Responsibilities Set out in Charter

  A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2
Orientation and Education

  A Director shall participate in the orientation and continuing education programs developed by Biovail for the Directors.

11.3
Meeting Preparation and Attendance

  In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

  (a)
  review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

  (b)
  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4
Assessment

  A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5
Other Responsibilities

  A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12.      BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1
Responsibility for Specific Matters

  The Board explicitly assumes responsibility for the matters set out in Section 15 of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Biovail's business and affairs.

12.2
Delegation to Committees

  Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.      CORPORATE GOVERNANCE GENERALLY

13.1
Governance Practices and Principles

  The Board shall be responsible for developing Biovail's approach to corporate governance. It shall consider at least annually and, if appropriate, approve recommendations of the CNCG Committee with respect to Biovail's approach to corporate governance including a set of governance principles and guidelines ("Corporate Governance Guidelines").

13.2
Governance Disclosure

  The Board shall approve disclosure about Biovail's governance practices in any document before it is delivered to Biovail's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3
Certification

  The Board shall review and approve before it is filed, each certification required to be delivered by Biovail's Chief Executive Officer (the "CEO") and/or Chief Financial Officer to the Stock Exchanges with respect to Biovail's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4
Delegation to Nominating and Governance Committee

  The Board may direct the CNCG Committee to consider the matters contemplated in this section 13 and to report and make recommendations to the Board with respect to these matters.

14.      RESPONSIBILITIES RELATING TO MANAGEMENT

14.1
Integrity of Management

  The Board shall, to the extent feasible, satisfy itself:

  (a)
  as to the integrity of the CEO and other senior officers; and

  (b)
  that the CEO and other senior officers create a culture of integrity throughout the organization.

14.2
Succession Planning

  The Board shall consider and, if appropriate, approve recommendations of the CNCG Committee with respect to:

  (a)
  policies and principles for Chairman and Lead Director selection and performance review with respect to potential successors to the Chairman and Lead Director;

  (b)
  policies and principles for CEO selection and performance review with respect to potential successors to the CEO;

  (c)
  policies regarding succession in the event of an emergency or the retirement of the CEO; and

  (d)
  appointing, training and monitoring senior management.

14.3
Executive Compensation Policy

  The Board (and only the independent directors in the case of CEO compensation) shall receive recommendations of the CNCG Committee and make such determinations as it considers appropriate with respect to:

  (a)
  CEO's compensation level;

  (b)
  non-CEO officer compensation;

  (c)
  director compensation;

  (d)
  non-equity compensation plans; and

  (e)
  equity-based compensation plans.

14.4
Standards of Business Conduct

  The Board shall consider the recommendations of the Risk Committee and, if appropriate, establish and periodically review and update Biovail's Standards of Business Conduct (the "Standards") with a view to complying with all applicable rules and regulations and satisfying itself that management has established a system to enforce these Standards.

15.      OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1
Risk Management

  The Board shall receive regular reporting from the Risk Committee on the principal risks of Biovail's business and the implementation of appropriate systems to manage these risks and review reports by management relating to the operation of, and any material deficiencies in, these systems.

15.2
Strategic Planning Process

  The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Biovail's business and emerging trends and the competitive environment of the industry.

  The Board shall periodically review management's implementation of Biovail's strategic plan. The Board shall review and, if advisable, approve any material amendments to, or variances from, this plan.

15.3
Internal Control and Management Information Systems

  The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

  The Board shall review reports of management and the Audit Committee concerning the integrity of Biovail's internal controls. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to ensure the integrity of such systems.

  The Board shall review reports of the Risk Committee concerning the integrity of Biovail's management information systems. Where appropriate, the Board shall require management to implement changes to ensure the integrity of such systems.

15.4
Communications Policy and Feedback Process

  Biovail endeavours to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases.

  The Board shall review and, if determined appropriate, approve a communication policy for Biovail for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the CNCG Committee with respect to this policy.

  The Board shall establish a process pursuant to which the Board can receive feedback from shareholders.

15.5
Financial Statements

  The Board shall receive regular reports from the Audit Committee with respect to the integrity of Biovail's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

  The Board shall review the recommendations of the Audit Committee with respect to the annual financial statements and Management's Discussion & Analysis ("MD&A") of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

15.6
Capital Management

  The Board shall receive regular reports from management on the structure and management of Biovail's capital.

15.7
Pension Plan Matters

  The Board shall receive and review reports from management and from the Audit Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

15.8
Standards of Business Conduct

  The Board will review and approve the Standards. In approving the Standards, the Board will consider the recommendations of the Risk Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

  At least annually, the Board shall review the reports relating to compliance with, or material deficiencies from, the Standards and approve changes it considers appropriate.

15.9
Compliance and Disclosure

  The Board will direct the Risk Committee to monitor compliance with the Standards and recommend disclosures with respect thereto. The Board will consider any report of the Risk Committee concerning these matters, and will approve of any waiver granted to a Director or senior officer of Biovail from complying with the Standards.

16.      COMPOSITION AND STRUCTURE OF BOARD AND COMMITTEES

16.1
Size of the Board

  The Board shall consider and, if appropriate, approve any recommendations of the CNCG Committee in connection with the size and composition of the Board for the purpose of establishing a Board comprised of members who facilitate effective decision making.

16.2
Independence

  The Board shall consider and, if appropriate, approve recommendations of the CNCG Committee regarding structures and procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without management present.

16.3
Nomination and Appointment of Directors

  The Board shall nominate individuals for election as Directors by the shareholders and shall require the CNCG Committee to make recommendations to it with respect to such nominations.

  The Board shall consider, and if appropriate, adopt a process recommended to it by the CNCG Committee pursuant to which the Board shall:

  (a)
  consider what competencies and skills the Board, as a whole, should possess; and

  (b)
  assess what competencies and skills each existing Director possesses and which the Board therefore as a whole possesses.

17.      BOARD EFFECTIVENESS

17.1
Position Descriptions

  The Board shall review and, if determined appropriate, approve the recommendations of the CNCG Committee concerning formal position descriptions for:

  (a)
  the Chairman of the Board, the Lead Director and the Chairperson of each committee of the Board; and

  (b)
  the CEO.

17.2
Director Orientation and Continuing Education

  The Board shall review and, if determined appropriate, approve the recommendations of the CNCG Committee concerning:

  (a)
  a comprehensive orientation program for new Directors; and

  (b)
  a continuing education program on issues facing Biovail and on subjects that would assist the Directors in discharging their duties.

17.3
Board, Committee and Director Assessments

  The Board shall review and, if determined appropriate, adopt a process recommended by the CNCG Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4
Annual Assessment of the Board

  Each year, the Board shall assess its performance and effectiveness in accordance with the process established by the CNCG Committee.

This Charter is subject to the provisions of Biovail's articles, by-laws and the Canada Business Corporations Act, all as amended from time to time. This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Biovail. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of Biovail's articles and by-laws, it is not intended to establish any legally binding obligations.

Dated at Mississauga this 7th day of May, 2008.

THE PROXY TO VOTE IS BLUE

YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN

TIME IS SHORT, VOTE TODAY!

YOUR BOARD RECOMMENDS THAT YOU

VOTE ONLY YOUR BLUE PROXY

FOR The election of the Biovail Director Nominees

Shareholders with questions or needing assistance in voting their BLUE proxy should not hesitate to call Georgeson

North American Toll Free Number: 1-866-676-3028

Banks and Broker and collect calls accepted: 1-212-440-9800

*TOLL FREE — European: 00 800 6611 6611
European Collect: +44 117 378 6025

*Austria; Belgium; Denmark; Finland; France; Germany; Ireland; Italy; Netherlands; Norway; Spain; Sweden;
Switzerland; United Kingdom

Please visit our website for regular updates at www.biovail.com

Voting is a very quick and easy process. To be effective, your BLUE proxy must be received before and no later than 10:00 a.m. (Toronto Time) June 23, 2008, using any one of the methods described on the BLUE form of proxy. Due to the limited time available, we recommend voting by internet, telephone or facsimile.
Whether or not you plan to attend the meeting, we ask that you complete and return the enclosed BLUE proxy promptly and discard any materials that you may receive other than from management.

QuickLinks

CONSTITUTION OF THE BOARD
MEETINGS OF THE BOARD
DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD
DUTIES AND RESPONSIBILITIES